2024
PROXY STATEMENT

OXY ZERO IN™

OUR VISION

We will lead the industry by reaching for the impossible, then achieving it.

We do this by having the right assets in the hands of remarkable people driven by a passion to outperform.

OUR VALUES

Lead with passion

Outperform expectations

Deliver results responsibly

Unleash opportunities

Commit to good

Message from the Board of Directors

Dear Shareholders,

We cordially invite you to attend Occidental's 2024 Annual Meeting of Shareholders (2024 Annual Meeting). The meeting will be held via live webcast on Thursday, May 2, 2024 at 9:00 a.m. Central Time. A meeting agenda and details follow, as well as voting instructions. You will be able to participate in the 2024 Annual Meeting online at www.virtualshareholdermeeting.com/OXY2024 and may submit questions and vote your shares electronically (other than shares held through our employee benefit plans, which must be voted prior to the meeting). The attached Notice of the 2024 Annual Meeting of Shareholders and proxy statement provide details on how to join the meeting and the business we plan to conduct.

Before highlighting Occidental's successes in 2023 and the transformational year the company had, we'd like to thank Occidental's employees and partners who the Board had the opportunity to meet this year. In 2023, the Board visited Carbon Engineering's (CE) Innovation Centre in Squamish, B.C. While there, we were able to see the bold ideas and innovative technologies being developed at CE around direct air capture (DAC) and sustainable fuels. Then, in November 2023, the Board traveled to the Permian Basin to see and learn more about the company's Permian operations and also visit the STRATOS DAC facility construction site. During this tour, we spoke with many dedicated employees who work tirelessly to provide energy that communities need while also striving to develop solutions to lead Occidental and others through the energy transition. We are incredibly appreciative for everyone's time and hospitality at each stop and are very excited for 2024 and beyond given our conversations and the work we saw.

DELIVERING OPERATIONAL EXCELLENCE AND DRIVING FINANCIAL PERFORMANCE

Through operational excellence and strong execution across the company's premier asset portfolio, Occidental delivered on returning value to shareholders and ended the year in a strong financial position. Record new well productivity rates across the company's domestic oil and gas assets in the Delaware, Midland, and DJ Basins, and internationally with record production from Al Hosn in the United Arab Emirates, drove the company's operational performance. OxyChem also performed exceptionally well — exceeding guidance and achieving more than $1.5 billion in pre-tax income for the third time in its history. These and other operational successes enabled Occidental to generate $12.3 billion of operating cash flow, generate $5.5 billion of free cash flow before working capital[(1)], complete $1.8 billion of common share repurchases and redeem over $1.5 billion, or approximately 15%, of the company's outstanding preferred equity. Occidental also regained and reaffirmed its investment grade credit rating, and it increased the quarterly dividend by 22%. In 2024, Occidental plans to apply technical and operational excellence to preserve and enhance its premier asset base in support of a sustainable and growing dividend. Any excess cash flow will be allocated to debt reduction to rebalance enterprise value in favor of common shareholders.

CAPITALIZING ON STRATEGIC OPPORTUNITIES

In 2023, Occidental announced several strategic commercial transactions that we believe will support the company's shareholder return priorities. In November 2023, Occidental acquired the remaining equity of CE, which better positions the company to accelerate DAC cost reductions and global deployment. Then, in December 2023, Occidental agreed to acquire Midland-based oil and gas producer CrownRock L.P., which is expected to close in the second half of 2024. CrownRock's high-margin production and low breakeven inventory as well as the ability to high-grade the company's existing strong asset portfolio, among other things, attracted Occidental to this opportunity. The Board was actively involved in supporting management's evaluation of these and other strategic opportunities, demonstrating our focus on our oversight obligations. Our site visits highlighted earlier also helped inform our review of these transactions. In 2024, we will remain diligent in exercising our oversight responsibilities of Occidental's strategy and risks with a continued focus on shareholder returns.

DEVELOPING SOLUTIONS FOR OUR FUTURE

Occidental continues to actively progress its ambitious net-zero pathway for the company's total carbon inventory of Scope 1, 2 and 3 emissions. Through hard work and collaboration, 2023 brought many remarkable achievements. For example, Occidental advanced the construction of STRATOS, which is expected to be commercially operable in mid-2025, and secured BlackRock as a joint venture partner for that project. It actively promoted and supported the development of the carbon removal market, including with the execution of several contracts for carbon dioxide removal credits with major companies. From an emissions reduction perspective, the company achieved a 67% reduction in routine flaring for global oil and gas operations in 2023 compared to its 2020 baseline by sustaining zero routine flaring in U.S. oil and gas operations and commissioning additional compression in Oman. In our oversight of the company's net-zero strategy and low-carbon initiatives, we continue to be impressed by the innovation at Occidental and its employees' commitment to a better, more sustainable future.

LISTENING TO SHAREHOLDER FEEDBACK

Occidental proactively engaged with shareholders collectively representing a majority of shares outstanding, with independent director participation in several of these discussions. Feedback from these engagements is discussed at each regular Board meeting and has informed our viewpoints and decisions. We remain committed to regular and transparent engagement with shareholders and other stakeholders. We value your views and would like to hear from you. If you would like to write to the Board, you may address your correspondence to the Board of Directors, in care of the Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Thank you for your continued trust in the Board and support of Occidental. We are grateful to serve on your behalf.

Sincerely,

On Behalf of Your Board



JACK B. MOORE
Chairman of the Board



VICKI HOLLUB
President and Chief Executive Officer

(1) Free cash flow before working capital is a non-GAAP measure. See Annex A for a reconciliation to GAAP.

Notice of Annual Meeting of Shareholders

You are cordially invited to attend Occidental's 2024 Annual Meeting of Shareholders (2024 Annual Meeting), to be held at 9:00 a.m. Central Time on Thursday, May 2, 2024, via live webcast at www.virtualshareholdermeeting.com/OXY2024.

DATE AND TIME
Thursday, May 2, 2024 at 9:00 a.m. Central Time

LOCATION
Live webcast: www.virtualshareholdermeeting.com/OXY2024

RECORD DATE
Each shareholder of record as of the close of business on March 8, 2024 (the record date) is entitled to receive notice of, attend and vote at the meeting.

ITEMS OF BUSINESS

At the meeting, our shareholders will be asked to act on the following matters and consider any other matters as may properly come before the meeting:

PROPOSAL		BOARD RECOMMENDATION	MORE INFORMATION
1.	Elect the ten directors named in the proxy statement to serve until the 2025 Annual Meeting	**FOR**	**Page 14**
2.	Approve, on an advisory basis, named executive officer compensation	**FOR**	**Page 34**
3.	Ratify the selection of KPMG as Occidental's independent auditor	**FOR**	**Page 69**
4.	Act on a shareholder proposal requesting an annual report on lobbying, if properly presented	**AGAINST**	**Page 71**

Notice and Attendance

A Notice of Internet Availability (NOIA) or proxy card is being mailed beginning on March 21, 2024 to each shareholder of record as of the record date. Shareholders of record as of the record date will be able to attend the 2024 Annual Meeting via live webcast, view the list of our shareholders of record, vote and submit questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2024. To participate in the Annual Meeting, shareholders of record must enter the 16-digit control number that appears on their proxy card. If shareholders hold their shares in street name and their voting instruction form indicates that they may vote those shares through the http://www.proxyvote.com website, then they may join the 2024 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the 2024 Annual Meeting) and obtain a "legal proxy" in order to be able to join the 2024 Annual Meeting. Please see "Questions and Answers about the Annual Meeting and Voting" beginning on page 76 for additional information.

HOW TO VOTE

Your vote is extremely important. Regardless of whether you plan to attend the 2024 Annual Meeting, we encourage you to vote using any of the methods listed below. This will ensure your shares are represented and will save Occidental additional expenses of soliciting proxies.

INTERNET
Online using your smartphone or computer at the website listed on the NOIA, proxy card or voting instruction form

CALL
By telephone call to the toll-free number listed on your proxy card or voting instruction form

MAIL
Completing, signing and returning your proxy card or voting instruction form in the postage-paid envelope provided

VIRTUAL MEETING
If you plan to participate in the 2024 Annual Meeting via the live webcast, you may vote online during the meeting using your smartphone or computer

If you have any questions or require any assistance in voting your shares, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or by email at oxy@allianceadvisors.com.



By Order of the Board,

Nicole E. Clark

NICOLE E. CLARK
Vice President, Corporate Secretary and Chief Compliance Officer
March 21, 2024

Table of Contents

Message from the Board of Directors 1
Notice of Annual Meeting of Shareholders 2
Company Highlights 4
Human Capital Resources 5
Environmental and Sustainability 6
Proxy Statement Summary 8

PROPOSAL 1
ELECTION OF DIRECTORS 14
- Director Nominations 14
- About the Director Nominees 15
- Summary of the Board's Director Nominee Core Competencies and Composition Highlights 20

Corporate Governance 22
- Corporate Governance Highlights 22
- Board Evaluation Process 23
- Director Selection and Recruitment 23
- Board of Directors and its Committees 24
- Director Engagement 27
- Shareholder Engagement 30
- Communications with Directors 30
- Other Governance Matters 31

Non-Employee Director Compensation 32
- Director Compensation Program 32
- Director Compensation Table 33

PROPOSAL 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION 34

Compensation Discussion and Analysis 35
- Executive Summary 36
- Objectives of the Executive Compensation Program 37
- Governance Features of the Executive Compensation Program 38
- Overview of the 2023 Executive Compensation Program 39
- Compensation Program Emphasizes Performance 40
- Say-on-Pay Vote 40
- Participants in the Executive Compensation Decision-Making Process 41
- Elements of the 2023 Compensation Program 43
- Other Compensation and Benefits 47
- Individual Compensation Considerations 48
- Additional Compensation Policies and Practices 54
- Risk Assessment of Compensation Policies and Practices 55
- Compensation Committee Report 55

Executive Compensation Tables 56
- Summary Compensation 56
- Grants of Plan-Based Awards 57
- Outstanding Equity Awards 58
- Stock Vested in 2023 60
- Nonqualified Deferred Compensation 60
- Executive Severance and Change in Control 61
- Potential Payments upon Termination or Change in Control 63

Pay vs. Performance 66
- Financial Performance Measures 67
- Analysis of the Information Presented in the Pay versus Performance Table 67

Pay Ratio 68

PROPOSAL 3
RATIFICATION OF SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR 69
- Audit Related Matters 69
- Ratification of Selection of Independent Auditor 70
- Report of the Audit Committee 70

PROPOSAL 4
SHAREHOLDER PROPOSAL REQUESTING AN ANNUAL REPORT ON LOBBYING 71
- The Board of Directors' Statement in Opposition 72

Security Ownership 74
- Certain Beneficial Owners and Management 74

Questions and Answers About the Annual Meeting and Voting 76

General Information 79
- Information Available Online 79
- Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 2, 2024 79
- Voting Instructions and Information 79
- Shareholder Proposals for the 2025 Annual Meeting 80
- Director Nominations for the 2025 Annual Meeting 81
- Forward-Looking Statements 82

ANNEX A: Reconciliations to GAAP 83

Company Highlights

About Occidental

Occidental's principal businesses consist of three segments: oil and gas, chemical and midstream and marketing. The oil and gas segment explores for, develops and produces oil (including condensate), natural gas liquids (NGL) and natural gas. The chemical segment (OxyChem) primarily manufactures and markets basic chemicals and vinyls. The midstream and marketing segment purchases, markets, gathers, processes, transports and stores oil, NGL, natural gas, CO_2 and power. It also optimizes its transportation and storage capacity, and invests in entities that conduct similar activities, such as Western Midstream Partners, L.P. Within the midstream and marketing segment, the Oxy Low Carbon Ventures (OLCV) business seeks to leverage Occidental's legacy of carbon management expertise to develop Carbon Capture, Utilization and Storage (CCUS) projects, including the commercialization of DAC technology, and invests in other low-carbon technologies intended to reduce greenhouse gas (GHG) emissions from its operations and strategically partner with other industries to help reduce their emissions.

We conduct operations internationally, with assets primarily in the United States, the Middle East and North Africa. We are one of the largest oil and gas producers in the U.S., including a leading producer in the Permian and DJ Basins, and offshore Gulf of Mexico. We are regarded as a premier partner in Oman, the United Arab Emirates and Algeria.

2023 Performance Highlights

For information regarding the relationship between our performance highlights and the executive compensation program, please see "Compensation Discussion and Analysis," beginning on page 35.

Operations

- Achieved record well productivity rates in the Delaware, DJ and Midland Basins
- Al Hosn expansion safely completed, delivering record production
- OxyChem generated pre-tax earnings of over $1.5B, nearly matching its second highest year
- Proved reserves increased by ~200 million barrels of oil equivalent (MMboe) to ~4,000 MMboe

Financial

- Generated operating cash flow of $12.3 billion and free cash flow before working capital[(1)] of $5.5 billion
- Completed $1.8 billion of common share repurchases
- Redeemed over $1.5 billion or 15% of preferred equity
- Regained and reaffirmed investment grade credit rating

Strategic

- Agreed to acquire Midland Basin oil and gas operator CrownRock
- Acquired full ownership of DAC technology developer Carbon Engineering, Ltd.
- Entered into a joint venture agreement with a fund of BlackRock for the development of STRATOS, Occidental's first DAC plant, which provides $550 million of committed investment
- Commenced Front-End Engineering and Design (FEED) for the first DAC facility at the South Texas DAC Hub, which was selected for a U.S. Department of Energy (DOE) Regional Direct Air Capture Hub grant

HSE and Sustainability

- Achieved 67% reduction in routine flaring for global oil and gas operations in 2023 from our 2020 baseline by sustaining zero routine flaring in the U.S. and commissioning additional compression in Oman
- Original signatory to the Oil and Gas Decarbonization Charter (OGDC) and committed funding to the World Bank's Global Flaring and Methane Reduction (GFMR) Partnership, both announced at COP28
- Oil and Gas Methane Partnership (OGMP) 2.0 recognized Occidental as having achieved the Gold Standard pathway in 2023 on the basis of a credible implementation plan
- Received several Responsible Care® and Facility Safety Awards from the American Chemistry Council

(1) Free cash flow before working capital is a non-GAAP financial measure. See Annex A for a reconciliation to GAAP.

Human Capital Resources

Occidental recognizes that a motivated, well-trained and diverse workforce is a strong competitive advantage and, as a result, has invested in employee engagement, training and development programs and tools to attract and retain diverse talent.

Health, Safety and Well-Being

The health and safety of Occidental's workforce and communities is a top priority. The company's Health, Safety and Environmental (HSE) and Sustainability Principles reinforce the alignment among Occidental's core values, goals and strategies, underpin its Operating Management System and help to guide Occidental's global workforce. Occidental endeavors to apply these principles to improve workplace and contractor safety, prevent and mitigate incidents and safeguard people and the environment in the communities where it operates.

Occidental strives to give employees the tools and resources they need to succeed both professionally and personally. To that end, Occidental offers, and regularly evaluates, its comprehensive health, welfare and retirement and savings benefits plans, professional memberships and work/life balance benefits. It also provides programs to enhance and support employees' overall well-being, including their physical, mental, social and financial health. In 2023, Occidental launched an enhanced mental health benefit through Lyra Health, which provides mental and emotional healthcare that is effective, convenient and personalized to all employees and their dependents.

0.2 **Our employee OSHA recordable injury and illness incidence rate (IIR) in 2023 was 0.2, excluding Covid cases.**

<1.0 **Our employee IIR has been less than 1.0 recordable incident per 100 employees for 28 consecutive years.**

77 **In 2023, OxyChem received 77 safety and environmental awards.**

Diversity, Inclusion and Belonging (DIB)

Occidental strives to create an environment where employees' differences are appreciated, celebrated and encouraged. The company's human capital resources extend across several regions. Occidental has attracted, and continues to recruit, a diverse workforce of exceptional talent, including employees from many nations. This diversity enriches Occidental's culture and its employees' experiences on the job and contributes to an innovative and effective business model that encourages local communities to thrive.

Senior management, with the support of the Board, strives to foster a culture where employees' differences are appreciated, celebrated and encouraged. Occidental's DIB Advisory Board, which is chaired by the company's President and CEO and includes members of senior leadership, oversees the execution of Occidental's integrated DIB strategy and its alignment with the company's mission, vision and strategic objectives. The DIB Advisory Board also helps institutionalize DIB policies for recruitment, retention and development, among other things. The DIB Ambassador Committee, which is chaired by Occidental's Vice President of Diversity and Inclusion, consists of a diverse group of employee representatives from all business segments, domestic and international. This committee leads company-wide initiatives to raise DIB awareness through educational resources and programs.

Employee Outreach and Engagement

Quarterly Executive Virtual Conversations. To enhance senior leadership's engagement with employees, Occidental hosts Quarterly Executive Virtual Conversations (QEVCs), which give employees the opportunity to hear directly from senior leadership regarding financial and operational updates and submit questions for management to answer. Occidental's employee outreach and engagement extends beyond QEVCs to newsletters, focus groups and employee resource groups, among other channels and tools.

Employee Resource Groups (ERGs). As part of our integrated DIB strategy, our HR department supports eleven ERGs. An ERG is a group of employees who actively engage in communicating or gathering around a central purpose, mission, background or activity. ERGs can help advance inclusion and a sense of belonging for employees with a common set of interests and/or goals. The mission and goals of ERGs are fully aligned with Occidental's expectation to be an employer, neighbor and Partner of Choice®. Each ERG is inclusive of all employees—everyone can benefit from and participate in an ERG, either as a member or an ally. Our ERGs are as follows:

- ALLYSHIP Network
- MENTAL HEALTH MATTERS Network
- HISPANIC Network
- BLACK EMPLOYEE Network
- MOSAIC Multicultural Network
- WOMEN OF OXY Network
- EARLY CAREER Network
- OUT (LGBTQ+) Network
- FRIEND Neurodiversity Network
- VETERANS Network
- ASIAN HERITAGE Network

Workforce Diversity Data

In response to shareholder feedback, we disclosed the workforce diversity data from the Consolidated EEO-1 Report that Occidental submitted in 2023 to the U.S. Equal Employment Opportunity Commission for the 2022 fiscal year. This report is available online at https://www.oxy.com/siteassets/documents/sustainability/oxy-eeo1-consolidated-2022.pdf.

Environmental and Sustainability

Pathway to Net Zero

Occidental was the first U.S. oil and natural gas producer to establish net-zero emissions goals for our operations and products (Scope 1, 2 and 3) aligned with the goals of the Paris Agreement. Our pathway to net zero combines continual operational upgrades and improvements that lower emissions associated with our oil, gas and chemical production coupled with industrial-scale carbon management solutions. Ultimately, Occidental is bringing together people, resources, innovative technologies and our 50+ year legacy of carbon management to accelerate our pathway to net zero, as well as helping others do the same.

Net-zero emissions in our operations and energy (Scope 1 and 2) before 2040, with an ambition to achieve before 2035	**Net-zero for our total emissions inventory including product use (Scope 1, 2 and 3) with an ambition to achieve before 2050**	**Total carbon impact through carbon removal and storage technology and development past 2050**

Scope 1: Direct reported emissions from our operations. Scope 2: Indirect reported emissions from the generation by others of power, heat and steam we consume.

Scope 3: Other indirect reported emissions (not included in Scope 2) that occur in the value chain of the reporting company, including upstream and downstream emissions.

Occidental has established a range of interim targets that address the company's Scope 1, 2 and 3 emissions, applying the short- (up to 2025), medium- (2026-2035) and long-term (2036-2050) time frames adopted by Climate Action 100+, to bolster Occidental's net-zero strategy. These ambitious targets have been carefully set by management, with oversight from the Board, to maximize the efficient use of Occidental's infrastructure, advance our field development plans and reflect insights from scenario modelling and assessments. Significant regulatory changes and transactions may cause the company to update reported emissions and interim targets, although we expect to retain the overarching net-zero goals and ambitions stated above. Given the ramp-up of the commercialization of CCUS and DAC technology necessary, among other things, to achieve the challenging net-zero goals set by Occidental, Occidental's net-zero pathway is expected to be non-linear, and we have discussed the same with shareholders in our engagement calls and meetings.

2023 SIGNIFICANT ACHIEVEMENTS

- Acquired full ownership of DAC technology developer Carbon Engineering, Ltd.
- Construction of Trains 1 and 2 for STRATOS 48% complete
- Signed STRATOS offtake agreements for ~1.1 million metric tons of carbon dioxide removal (CDR) credits in the aggregate
- Commenced FEED for the the first DAC facility at the South Texas DAC Hub, which was selected for a DOE Regional Direct Air Capture Hub grant
- Drilled stratigraphic data wells and submitted sequestration well permit applications at five proposed hub sites with two hub sites selected for DOE CarbonSAFE grants
- Completed asset registry of emissions-generating equipment for U.S. onshore oil and gas operations for use in emissions estimates and reporting
- Removed or converted all remaining high-bleed pneumatic control devices found in our U.S. onshore operations
- Implemented key emissions reduction projects involving multiple facility consolidations, compressor electrification and optimization, expanded temporary gas storage and takeaway capacity and energy efficiency
- Sustained zero routine flaring in U.S. oil and gas operations and achieved a 67% reduction in routine flaring globally from our 2020 baseline
- Received A- score from CDP for 2023 climate disclosure at CDP's Leadership Level, tied for the top score in the global E&P industry
- Recognized by OGMP 2.0 as having achieved the Gold Standard pathway on the basis of a credible implementation plan
- Original signatory to the OGDC and committed funding to the World Bank's GFMR Partnership, both announced at COP28

Four Pillars of Sustainability

Occidental's sustainability reporting and strategy align with the World Economic Forum's (WEF) four pillars of Stakeholder Capitalism: principles of governance, planet, people and prosperity. Each pillar represents a key focus area as we continue to implement and enhance sustainable business practices and programs. Occidental was the first U.S. oil and gas company to endorse WEF's Stakeholder Capitalism Metrics, a global framework that promotes transparency with investor and stakeholder engagement.

Reporting on Performance. Occidental's Climate Report, Sustainability Report, CDP Climate Change Report, CDP Water Security Report and Annual ESG Data Summary provide information regarding our HSE, human capital and community-focused programs and performance and are among the documents available for download on Occidental's website. Our disclosures leverage sustainability reporting frameworks and standards supported by investors and other stakeholders, including the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), the disclosure standards set by the Sustainability Accounting Standards Board (SASB) and the Ipieca Sustainability Reporting Guidance.

For more information about our company's net-zero pathway and other climate-related sustainability initiatives, visit www.oxy.com/Sustainability and see our 2023 Climate Report, available online at https://www.oxy.com/siteassets/documents/publications/oxy-climate-report-2023.pdf and our 2023 Sustainability Report, available online at https://www.oxy.com/siteassets/documents/publications/2023-sustainability-report-web.pdf.

Strategy to Achieve Net Zero

Occidental is actively implementing multiple pathways to net zero to advance the goals of the Paris Agreement. Our strategy employs four key elements to achieve net-zero emissions in our operations and energy use before 2040 and aiming for 2035, and in our total carbon inventory including the use of our products before 2050.


REMOVE
COMMERCIAL-SCALE DAC & SEQUESTRATION
REVOLUTIONIZE
CO_2 TO LOW CARBON PRODUCTS & FUELS
NET ZERO ECONOMY
REUSE/RECYCLE
POINT SOURCE CAPTURE
REDUCE
MAKING METHANE COUNT

REVOLUTIONIZE	Revolutionize carbon management by applying our 50+ years of leadership in CO_2 separation, transportation, use, recycling and storage to invest in and deploy leading-edge technologies and promote collaboration with industry, government and non-governmental organizations, using an integrated approach that benefits Occidental's stakeholders and the world
REDUCE	Reduce emissions across our operations through employee-driven innovation and excellence and state-of-the-art, cost-effective technologies
REUSE/RECYCLE	Reuse and recycle CO_2 with technologies and partnerships that use captured CO_2 to enhance existing products and produce new low-carbon or zero-emissions products
REMOVE	Remove existing CO_2 from the atmosphere in significant amounts for beneficial use and safe, secure sequestration by developing, proving and deploying innovative capture technologies and market mechanisms at commercial scale to further the goals of the Paris Agreement

Proxy Statement Summary

This section highlights certain important information presented in this proxy statement and is intended to assist you in evaluating the matters to be voted on at the meeting. We encourage you to read the proxy statement in its entirety before you cast your vote. For more information regarding Occidental's 2023 performance, please review Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the Annual Report).

Agenda Items and Voting Recommendations

PROPOSAL 1

Election of Directors

The Governance Committee recommended to the Board, and the Board approved, the nomination of the 10 persons whose biographies appear on pages 15-19 to serve for a one-year term ending at the 2025 Annual Meeting of Shareholders (2025 Annual Meeting), but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

The Board of Directors recommends a vote **"FOR"** each of the director nominees.

See page 14

PROPOSAL 2

Advisory Vote to Approve NEO Compensation

The executive compensation program for the NEOs includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 35 of this proxy statement.

The Board of Directors recommends a vote **"FOR"** this proposal.

See page 34

PROPOSAL 3

Ratification of Selection of KPMG as Occidental's Independent Auditor

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2024. As a matter of good corporate governance, the Board submits the selection of the independent auditor to our shareholders for ratification.

The Board of Directors recommends a vote **"FOR"** this proposal.

See page 69

PROPOSAL 4

Shareholder Proposal Requesting an Annual Report on Lobbying

Occidental expects this shareholder proposal to be introduced at the 2024 Annual Meeting. The Board of Directors disclaims any responsibility for the content of the proposal and for the statements made in support thereof, which, except for minor formatting changes, are presented in the form received from the shareholder proponent. The shareholder proposal is required to be voted on at the 2024 Annual Meeting only if it is properly presented. Because Occidental currently provides shareholders with meaningful disclosures regarding the company's lobbying and political activities that are appropriately transparent and aligned with shareholder interests and has extensive policies and procedures for the oversight and management of such activities and related expenditures, the Board believes this proposal is unnecessary and recommends a vote "AGAINST" this proposal.

The Board of Directors recommends a vote **"AGAINST"** this proposal, if properly presented.

See page 71

Director Nominees and Composition Highlights

Our Board's director nominees bring varying perspectives to the boardroom by virtue of their diverse backgrounds and experiences, qualifications, skills, genders, ethnicities and tenures on the Board. To better convey the well-roundedness of our Board's director nominees, we have included a skills matrix on page 20 that identifies the core competencies of each of our Board's director nominees that contributed to his or her nomination to the Board.



JACK B. MOORE
Former President and Chief Executive Officer, Cameron International

INDEPENDENT CHAIRMAN SINCE:
2022

DIRECTOR SINCE:
2016

COMMITTEE MEMBERSHIP:



VICKY A. BAILEY
Former Assistant Secretary, Domestic Policy and International Affairs, U.S. Department of Energy

President, Anderson Stratton International, LLC

DIRECTOR SINCE:
2022

COMMITTEE MEMBERSHIP:



ANDREW GOULD
Former Chairman and Chief Executive Officer, Schlumberger

DIRECTOR SINCE:
2020

COMMITTEE MEMBERSHIP:



CARLOS M. GUTIERREZ
Co-Founder, Executive Chairman and CEO, EmPath, Inc.

DIRECTOR SINCE:
2009

COMMITTEE MEMBERSHIP:



VICKI HOLLUB
President and Chief Executive Officer, Occidental

DIRECTOR SINCE:
2015



WILLIAM R. KLESSE
Former Chief Executive Officer and Chairman of the Board, Valero Energy

DIRECTOR SINCE:
2013

COMMITTEE MEMBERSHIP:



CLAIRE O'NEILL
Former Member of Parliament and Minister for Energy and Clean Growth (UK Govt)

DIRECTOR SINCE:
2023

COMMITTEE MEMBERSHIP:



AVEDICK B. POLADIAN
Former Executive Vice President and Chief Operating Officer, Lowe Enterprises

DIRECTOR SINCE:
2008

COMMITTEE MEMBERSHIP:



KENNETH B. ROBINSON
Former Senior Vice President of Audit and Controls, Exelon Corporation

DIRECTOR SINCE:
2023

COMMITTEE MEMBERSHIP:



ROBERT M. SHEARER
Former Managing Director, BlackRock Advisors, LLC

DIRECTOR SINCE:
2019

COMMITTEE MEMBERSHIP:

BOARD COMMITTEES:

- Audit
- Corporate Governance and Nominating
- Environmental, Health and Safety
- Executive Compensation
- Sustainability and Shareholder Engagement

● Chair ● Member

INDEPENDENCE

Occidental's governance policies require that independent directors comprise at least two-thirds of the members of the Board (a policy that exceeds New York Stock Exchange (NYSE) requirements). The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.


9 of 10
Nominees are Independent

TENURE

The average tenure of our Board's director nominees is approximately 7.0 years, which we believe reflects a balance of company experience and new perspectives.


9 years and above
3
0-2 years
3
Average
7.0 years
6-8 years
2
3-5 years
2

DIVERSITY

The Board recognizes the importance of having a diverse and broadly inclusive membership.


Racial/Ethnic Minorities
3
50%
Diverse
Women
3

Corporate Governance Highlights

RELATING TO THE BOARD

- Independent Chairman of the Board
- Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- Mandatory resignation if a majority vote is not received (for uncontested elections)
- Demonstrated commitment to Board refreshment
- Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors
- Board committees composed entirely of independent directors
- Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement
- Annual evaluations of the Board, each committee and individual directors
- One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

RELATING TO SHAREHOLDER RIGHTS

- Ability of shareholders to call a special meeting at a 15% threshold
- Ability of shareholders to propose an action by written consent at a 15% threshold
- Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)[1]
- Confidential Voting Policy
- Nominating Policy to consider properly submitted shareholder-recommended director nominees
- No supermajority voting requirements
- Active independent director participation in and oversight of the shareholder engagement program

[1] For more information, see "*Corporate Governance - Director Selection and Recruitment - Proxy Access for Shareholder Nominated Director Candidates*" on page 24.

Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders.

In 2023, we engaged with shareholders representing approximately

60%

of our outstanding shares*

* Based on average shares outstanding in 2023.

HOW WE ENGAGED WITH OUR SHAREHOLDERS:

- **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss environmental, social and governance (ESG) matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.
- **We regularly conduct roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**
- We also engage with investors through **virtual and in-person meetings, phone calls and emails**.
- **We regularly report our shareholders' views to the Board** and respond to feedback.
- **Independent directors** participated in several of our engagement meetings.
- **The Board's Sustainability and Shareholder Engagement Committee oversees our shareholder engagement program** and provides an avenue for shareholder feedback to be communicated directly to the Board.

TOPICS DISCUSSED WITH OUR SHAREHOLDERS:

- CrownRock acquisition and divestiture program strategy
- Cash flow and shareholder return priorities
- Capital spending and activity levels
- Oil and gas inventory and operational differentiation
- DAC financing, including the BlackRock joint venture, and project updates
- OLCV progress and upcoming milestones
- Our pathway to achieve net-zero emissions in our operations and energy use (Scope 1 and 2) before 2040 and in our value chain, including the use of our products (Scope 3), with an ambition to do so before 2050
- Climate, sustainability and human capital matters
- Board composition and refreshment
- Board oversight of the company's strategy and risk
- Design and structure of our executive compensation program

Meaningful Dialogue with Shareholders. Occidental uses engagement with shareholders, as well as other stakeholders, to have meaningful dialogue on ESG matters. During our recent series of off-season engagements in the fall/winter, we continued to discuss climate and sustainability matters, including Occidental's net-zero pathway and significant milestones on that pathway, with a majority of the shareholders participating. We also regularly engage with stakeholders on our net-zero strategy, sustainability practices and reporting and other climate-related matters. These conversations give us a better understanding of shareholder and stakeholder interests and have helped shape our GHG emissions reductions and net-zero targets and enhance Occidental's climate-related disclosure.

Over the past few years, we also have engaged with shareholders and other stakeholders regarding our lobbying disclosure. These engagements resulted in us expanding our lobbying disclosure to include papers regarding our climate policy positions and climate advocacy and engagement, where we disclose significant trade associations, coalitions and other organizations of which we are members and the alignment between Occidental's and their respective climate policy positions. We appreciate the feedback we have received from shareholders and other stakeholders regarding our lobbying disclosure, look forward to continuing the dialogue and have engaged with Mr. Chevedden regarding the shareholder proposal requesting an annual lobbying report that he submitted to Occidental.

Executive Compensation Program Summary

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, across the commodity price cycle, and is competitive with industry practices.

The primary elements of executive compensation are "direct compensation" and consist of base salary, an annual cash incentive award and long-term incentive awards. Direct compensation is heavily weighted toward long-term incentive awards, of which 60% were performance-based in 2023. In 2023, Ms. Hollub's target direct compensation included long-term incentive awards conditioned on Occidental's three-year TSR and CROCE performance (45% of total target direct compensation) and time-vesting RSU awards (30% of total target direct compensation) (terms defined below).

Allocation of Direct Compensation Elements in 2023

A substantial majority of named executive officer (NEO) compensation is dependent on performance. 90% of Ms. Hollub's (and an average of 85% of the other NEOs') target direct compensation opportunity is variable, or at risk. The ultimate value of at-risk compensation is dependent on company performance outcomes, the result of the Compensation Committee's assessment of each individual's performance and Occidental's stock price performance.

CEO TARGET DIRECT COMPENSATION MIX[(1)] — 90% VARIABLE/AT RISK


22.5%
CROCE Award
22.5%
TSR Award
10%
Base Salary
15%
ACI Award
30%
RSU Award
25%
Cash
75%
Stock Awards

(1) Target direct compensation is composed of base salary, target annual cash incentive award opportunity and the target value of long-term incentive awards.

Significant Portion of ACI Award Tied to Sustainability

Based on shareholder feedback, the Compensation Committee maintained the sustainability metric weighting for the 2023 ACI Award at 30% to continue advancing the company's net-zero strategy and incentivize executives to address Occidental's Scope 1, 2 and 3 emissions in the short term by including targets focused on emissions reduction projects and low carbon ventures. For more information, see "*Compensation Discussion and Analysis - Elements of the 2023 Compensation Program - Annual Cash Incentive*" beginning on page 43.


30%

Emissions Reduction Projects (Scope 1 and 2) Targets

Reduce operating emissions

- Complete asset registry of emissions-generating equipment for U.S. onshore oil and gas operations
- Deploy at least 5 projects or operational changes to reduce Scope 1 or 2 GHG or other air emissions
- Achieve a 50% reduction in routine flaring from Occidental's 2020 baseline

Low Carbon Ventures (Scope 3) Targets

Advance carbon management platform

- Complete 30% of Construction for Trains 1 and 2 of STRATOS by 2023 year end
- Contract STRATOS cumulative offtake of over 1 million tons of carbon dioxide (CO_2)
- 1 Gulf Coast sequestration hub on track for Class VI certification by 2025

Highlights of Executive Compensation Program Policies and Practices

The 2023 executive compensation program for the NEOs includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

WHAT WE DO

- ✓ **Pay for Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the long-term incentive (LTI) award program and annual cash incentive (ACI) awards annually to evaluate their continued alignment with Occidental's business priorities. As part of this review, in 2023, the Compensation Committee increased the performance-based portion of the LTI award program to 60% to further emphasize Occidental's pay-for-performance philosophy.
- ✓ **Listen to Shareholder Feedback.** The Compensation Committee reviews and considers shareholder feedback. For example, it contributed to the Compensation Committee's decisions to maintain the weighting of sustainability metrics at 30% for the 2023 and 2024 ACI awards. Shareholder feedback also influenced our enhanced disclosures regarding the various factors considered in evaluating the company's performance against the ACI award metrics.
- ✓ **Clawback in the Event of Misconduct.** In November 2023, the Compensation Committee adopted a clawback policy which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 under the Securities Exchange Act. In addition, the Compensation Committee has the authority to clawback ACI payouts and both time- and performance-based LTI awards for violations of Occidental's Code of Business Conduct and related policies outside the context of a financial restatement.
- ✓ **Emphasize Stock Ownership With Ownership Guidelines and Holding Requirements.** Cash Return on Capital Employed (CROCE) and Total Shareholder Return (TSR) awards are payable in shares of common stock and the net shares received for each vested Restricted Stock Unit (RSU) award are subject to a two-year holding period. In addition, the NEOs (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from two to six times the officer's annual base salary, and a holding requirement until such guidelines are met.
- ✓ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately mitigate excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.
- ✓ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the Amended and Restated 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.
- ✓ **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative and CROCE awards measured against an absolute performance target.

WHAT WE DON'T DO

- × **No Dividend Equivalents on Unvested Performance Awards.** Dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).
- × **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.
- × **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any executive officer which exceed 2.99 times his or her salary plus ACI award without shareholder approval.
- × **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, Occidental does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

Proposal 1

ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES.

Director Nominations

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs and support oversight of our business strategy and priorities. In recommending candidates for election to the Board, the Corporate Governance and Nominating Committee (the Governance Committee) evaluates a candidate's character; judgment; skill set and experience in light of Occidental's current and future needs and strategic priorities; independence; other time commitments, including other public and private company board memberships; and any other factors that the Governance Committee deems relevant. In addition, in determining whether to recommend incumbent directors for reelection to the Board, the Governance Committee also reviews and considers tenure; the director's board and committee meeting attendance; the level of support that the director's nomination received at the most recent annual shareholders' meeting (if applicable); and the well-roundedness of the Board as a whole.

The Board is committed to ongoing and thoughtful refreshment of its membership and strives to maintain an appropriate balance of tenure, backgrounds and skills on the Board. The Board believes that this ongoing refreshment, which resulted in two new directors in 2023, further aligns Board composition with the needs of Occidental as our businesses evolve over time and encourages regular consideration of fresh viewpoints and perspectives. The Board also believes that, over time, directors develop an enhanced understanding of Occidental and an ability to work effectively as a group. Accordingly, the Board aims to have directors with a mix of tenures represented. In addition, the Board and the Governance Committee actively consider diversity in their recruitment and nominations of director candidates, and the effectiveness of these efforts is actively assessed during periodic reviews of the Board's composition.

The Board appreciates the value of diversity of backgrounds and experiences among its membership and shares investors' goals for racial, ethnic and gender diversity on boards. In January 2023, the Board added Claire O'Neill to the Board. With more than 16 years of experience in consulting, finance and clean energy growth strategy as well as climate policy, we believe she has provided valuable insight for our low-carbon initiatives. Then, in February 2023, Kenneth B. Robinson joined the Board. He brings over 40 years of experience in global finance and accounting, enterprise risk, ethics and compliance across several industries.

In February 2024, the Governance Committee recommended to the Board, and the Board approved, the nomination of the 10 persons whose biographies appear below to serve for a one-year term ending at the 2025 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

If you submit a validly executed proxy card but do not specify how you want to vote your shares with respect to the election of directors, then your shares will be voted "FOR" the nominees proposed by our Board and named in this proxy statement, in line with our Board's recommendation. The Board has no reason to believe that any of the Board's nominees would be unable or unwilling to serve as a director if elected. However, should any of our Board's nominees be unable or unwilling to stand for election at the time of the 2024 Annual Meeting, proxies may be voted for a substitute nominee selected by the Board, or the Board may reduce the number of directors.

Pursuant to Occidental's By-laws, in an uncontested election, the affirmative vote of a majority of votes cast with respect to each director nominee will be required for the nominee to be elected, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker will not vote your shares on this proposal unless you give voting instructions, and abstentions and broker non-votes have no effect on the vote. Any nominee for director who does not receive a greater number of votes "FOR" his or her election than votes "AGAINST" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31 of the year of the election.

About the Director Nominees

All of the nominees are currently directors of Occidental who were elected by shareholders at the 2023 Annual Meeting.

Biographical information with respect to each of our Board's director nominees, together with a list of the core competencies that contributed to the determination that such person should serve as a director, is presented below. An overview of the core competencies of each of our Board's director nominees is featured in a skills matrix on page 20.

JACK B. MOORE



INDEPENDENT
Age: 70
Chairman Since: 2022
Director Since: 2016

Board Committees:
Compensation (Chair); Governance

Current Public Company Directorships:
KBR Inc.
ProPetro Holding Corp.

Former Public Company Directorships (within the last 5 years):
Rowan Companies plc

Director Qualifications

Mr. Moore served as President and Chief Executive Officer of Cameron International Corporation from April 2008 to October 2015 and served as Chairman of the Board of Cameron from May 2011 until it was acquired by Schlumberger in 2016. Mr. Moore served as Cameron's President and Chief Operating Officer from January 2007 to April 2008. Mr. Moore joined Cameron in 1999 and, prior to that, held various management positions at Baker Hughes, where he was employed for over 20 years. Mr. Moore is a partner at Genesis Investments. He currently serves on The University of Houston System Board of Regents. Mr. Moore is a graduate of the University of Houston with a B.B.A. degree and attended the Advanced Management Program at Harvard Business School.

Before his election as our Independent Chairman in 2022, Mr. Moore served as Independent Vice Chairman from September 2019 until his election as Independent Chairman.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Financial Reporting/ Accounting Experience
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management

VICKY A. BAILEY



INDEPENDENT
Age: 71
Director Since: 2022

Board Committees:
Governance; Sustainability

Current Public Company Directorships:
Equitrans Midstream Corp.
PNM Resources, Inc.

Former Public Company Directorships
(within the last 5 years):
Cheniere Energy, Inc.

Director Qualifications

Ms. Bailey has been President of Anderson Stratton International, LLC (ASI), a strategic consulting and government relations entity, since November 2005 and is a former equity partner of BHMM Energy Services, LLC (2006-2013), a certified minority-owned energy facility management company. Before being President of ASI, Ms. Bailey was a partner with Bennett Johnston & Associates, LLC, a public relations firm in Washington, D.C. (2004-2005). Ms. Bailey served as Assistant Secretary, U.S. Department of Energy for both Domestic Policy and International Affairs from 2001 to 2004. In the aftermath of September 11th, she was co-chair of several bilateral international energy working groups with the goal of implementing our national energy policy and strengthening our relationships with other nations to foster energy security. Also, in this role, she served as Vice Chair and the U.S. representative to the International Energy Agency, working with all energy-producing nations. Notably the International Energy Forum (IEF) was established in Riyadh, Saudi Arabia during her time as Assistant Secretary. Domestically, Ms. Bailey oversaw the development and implementation of energy policy in the areas of clean coal technologies, nuclear power, crude oil production, natural gas development and LNG production. Previously, she was the President of PSI Energy, Inc., Indiana's largest electric utility and a subsidiary of Cinergy Corp. (now Duke Energy). From 1993 to 2000, she was appointed as a Commissioner, Federal Energy Regulatory Commission (FERC), and from 1986 to 1993, she served as a Commissioner, Indiana Utility Regulatory Commission (IURC). Ms. Bailey was a trustee of the North American Electric Reliability Corporation (NERC) from 2010 to 2013. In addition to her public company board service, Ms. Bailey serves as a director of Battelle Memorial Institute, a private nonprofit applied science, technology and research organization that has a management role at several of the U.S. national laboratories. Her other not-for-profit board service include Executive Chair, United States Energy Association (USEA), a trustee of The Conference Board (TCB), Resources for the Future (RFF), and a member of the National Petroleum Council, American Association of Blacks in Energy (AABE), and a member of the Council on Foreign Relations. Ms. Bailey has a Bachelor of Science in Industrial Management from the Krannert School of Management at Purdue University and completed the Advanced Management Program at the Wharton School of the University of Pennsylvania.

Core Competencies

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience
- Public Company Executive Experience

ANDREW GOULD



INDEPENDENT
Age: 77
Director Since: 2020

Board Committees:
Sustainability (Chair); Audit; Environmental, Health and Safety

Former Public Company Directorships (within the last 5 years):
BG Group
Saudi Aramco

Director Qualifications

Mr. Gould is the former Chairman and Chief Executive Officer of Schlumberger Limited (Schlumberger), a leading oilfield services company, and served in that capacity from 2003 to 2011. Mr. Gould began his career at Schlumberger in 1975 in its Internal Audit department, based in Paris. In addition to his career at Schlumberger, Mr. Gould served as non-Executive Chairman of BG Group, a multinational oil and gas company, from 2012 until its sale to Royal Dutch Shell in 2016 and served as interim Executive Chairman in 2014. Mr. Gould served on the United Kingdom Prime Minister's Council for Science and Technology from 2004 to 2007. He was Vice-Chairman Technology for the United States National Petroleum Council's 2007 report "Facing the Hard Truths about Energy" and was awarded the Charles F. Rand Memorial Gold Medal by the Society of Petroleum Engineers in 2014. He is currently a partner of CSL Capital Management, a private equity firm that specializes in energy services, Chairman of the Kayrros Advisory Board, an advanced data analytics company, and Chairman of the International Advisory Board at the Boston Consulting Group Center for Energy Impact. He also currently serves on the Board of Directors of McDermott International, Ltd. Mr. Gould is a member of the U.S. National Petroleum Council. Mr. Gould has an undergraduate degree in Economic History from Cardiff University and qualified as a Chartered Accountant with the Institute of Chartered Accountants in England and Wales.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- International Experience
- Investor Relations
- Public Company Executive Experience

CARLOS M. GUTIERREZ



INDEPENDENT
Age: 70
Director Since: 2009

Board Committees:
Audit; Governance; Sustainability

Current Public Company Directorships:
MetLife, Inc.

Former Public Company Directorships (within the last 5 years):
Exelon Corporation

Director Qualifications

Secretary Gutierrez is Co-Founder, Executive Chairman and CEO of EmPath, Inc., a skills intelligence software technology company. Previously, Secretary Gutierrez was Co-Chair of Albright Stonebridge Group, a commercial diplomacy and strategic advisory firm, from April 2013 to July 2020. He joined Albright Stonebridge from Citigroup Inc. where he was Vice Chairman of the Institutional Clients Group and a member of the Senior Strategic Advisory Group from 2011 to February 2013. Prior to joining Citigroup, Secretary Gutierrez was with communications and public affairs consulting firm APCO Worldwide Inc., where he was Chairman of the Global Political Strategies division in 2010. He served as U.S. Secretary of Commerce from February 2005 to January 2009, where he worked with foreign government and business leaders to advance economic relationships and enhance trade. Prior to his government service, Secretary Gutierrez was with Kellogg Company, a global manufacturer and marketer of well-known food brands, for nearly 30 years. After assignments in Latin America, Canada, Asia, and the United States, he became President and Chief Executive Officer in 1999 and Chairman of the Board in 2000, positions he held until 2005. He is a member of the Human Freedom Advisory Council at the George W. Bush Institute, the Bo'ao Forum for Asia and the Tent Partnership for Refugees Advisory Council. He is also a cofounder of The Dream.US, a scholarship fund for undocumented students.

Core Competencies

- Executive Compensation
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- International Experience
- Investor Relations
- Public Company Executive Experience
- Risk Management

VICKI HOLLUB



PRESIDENT AND CHIEF EXECUTIVE OFFICER
Age: 64
Director Since: 2015

Current Public Company Directorships:
Lockheed Martin

Director Qualifications

Ms. Hollub became President and Chief Executive Officer of Occidental Petroleum Corporation in April 2016. She has been a member of Occidental's Board of Directors since 2015. During her more than 40-year career with Occidental, Ms. Hollub has held a variety of management and technical positions with responsibilities on three continents, including roles in the United States, Russia, Venezuela and Ecuador. Prior to becoming Chief Executive Officer, she served as Occidental's President and Chief Operating Officer, overseeing the company's oil and gas, chemical and midstream operations. Ms. Hollub previously was Senior Executive Vice President, Occidental Petroleum, and President, Oxy Oil and Gas, where she was responsible for operations in the U.S., the Middle East and Latin America. Prior to that, she held a variety of leadership positions, including Executive Vice President, Occidental, and President, Oxy Oil and Gas, Americas; Vice President, Occidental, and Executive Vice President, U.S. Operations, Oxy Oil and Gas; Executive Vice President, California Operations; and President and General Manager of the company's Permian Basin operations. Ms. Hollub started her career at Cities Service, which was acquired by Occidental. Ms. Hollub serves on the board of the American Petroleum Institute. She is the chair of the World Economic Forum's Oil and Gas Community and a member of the Oil and Gas Climate Initiative. A graduate of the University of Alabama, Ms. Hollub holds a Bachelor of Science in Mineral Engineering. She was inducted into the University of Alabama College of Engineering 2016 class of Distinguished Engineering Fellows and, in 2024, was elected to the National Academy of Engineering.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management

WILLIAM R. KLESSE



INDEPENDENT
Age: 77
Director Since: 2013

Board Committees:
Environmental, Health and Safety (Chair); Compensation

Former Public Company Directorships: (within the last 5 years):
MEG Energy

Director Qualifications

Mr. Klesse is the former Chief Executive Officer and former Chairman of the Board of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power. He joined the Valero board as Vice Chairman in 2005 and served as Chairman of the Board from 2007 until his retirement in December 2014. From 2006 to May 2014, he served as Chief Executive Officer of Valero and served as President from 2008 to 2013. From 2003 to 2005, Mr. Klesse was Valero's Executive Vice President and Chief Operating Officer. Prior to that, he served as Executive Vice President of Refining and Commercial Operations following Valero's 2001 acquisition of Ultramar Diamond Shamrock Corporation, where he had been Executive Vice President of the company's refining operations. Mr. Klesse began his 45-plus year career in the energy industry at Diamond Shamrock Corporation, which merged with Ultramar Corporation in 1996. Mr. Klesse is a trustee of the University of Dayton, Texas Biomedical Research Institute and United Way of San Antonio and Bexar County and serves on the Advisory Board of the San Antonio Food Bank. He also serves on the boards of The Briscoe Western Art Museum and Christus Santa Rosa Foundation. Mr. Klesse holds a bachelor's degree in Chemical Engineering from the University of Dayton and a Master of Business Administration with an emphasis in Finance from West Texas A&M University.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- Investor Relations
- Public Company Executive Experience
- Risk Management

CLAIRE O'NEILL



INDEPENDENT
Age: 60
Director Since: 2023

Board Committees:
Governance; Sustainability

Current Public Company Directorships:
Singapore Stock Exchange

Director Qualifications

Ms. O'Neill served as the Managing Director for Climate and Energy at the World Business Council for Sustainable Development (WBCSD), a global organization focusing on sustainable development, from August 2020 until December 2021. Prior to that, Ms. O'Neill served as COP26 President-Designate from July 2019 until February 2020. Before leading the UK's successful bid to host COP26, Ms. O'Neill served as a UK Member of Parliament for Devizes from 2010 until 2019, where she was a Government Whip and Minister for Rail before being appointed as Minister of State for Energy and Clean Growth. Ms. O'Neill currently serves as Co-Chair of the Global Imperatives Advisory Board for the WBCSD, an Executive Board Director and Chair of the International Advisory Council for Climate Impact X and is the co-founder of the Responsible Energy Forum, among other senior advisory roles regarding climate and sustainability matters. From March 2022 to January 2023, Ms. O'Neill served as an Executive Board Director and Audit Committee member of Scottish Power. Ms. O'Neill has a Bachelor of Arts in Geography from Brasenose College at Oxford University and a Master of Business Administration from Harvard Business School.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience

AVEDICK B. POLADIAN



INDEPENDENT
Age: 72
Director Since: 2008

Board Committees:
Governance (Chair); Audit; Compensation

Current Public Company Directorships:
Public Storage
Western Asset Funds

Former Public Company Directorships (within the last 5 years):
California Resources Corporation

Director Qualifications

Mr. Poladian is currently a director and the former Executive Vice President and Chief Operating Officer (2002-2016) of Lowe Enterprises, Inc., a privately-held diversified national real estate company active in commercial, residential and hospitality property investment, management and development. During his tenure as Chief Operating Officer, Mr. Poladian oversaw human resources, risk management, construction, finance and legal functions across the firm. Mr. Poladian was with Arthur Andersen from 1974 to 2002, admitted to Partner in 1984, Managing Partner, Pacific Southwest in 1989, and is a certified public accountant (inactive). He is a past member of the Young Presidents Organization, the California Society of CPAs and the American Institute of CPAs. Mr. Poladian was appointed to the California State Board of Accountancy and served in the position for nine years. He is a Director Emeritus of the YMCA of Metropolitan Los Angeles, a member of the Board of Advisors of the USC Price School of Public Policy, a member of the Board of Advisors of the Ronald Reagan UCLA Medical Center and a former Trustee of Loyola Marymount University. Mr. Poladian holds a bachelor's degree in Accounting from Loyola Marymount University.

Core Competencies

- Corporate Governance
- Executive Compensation
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- Government, Legal & Regulatory
- Risk Management
- Technology/ Cyber Security

KENNETH B. ROBINSON



INDEPENDENT
Age: 69
Director Since: 2023

Board Committees:
Audit; Compensation

Current Public Company Directorships:
Abercrombie & Fitch Co.
Paylocity Holding Corp.

Director Qualifications

Mr. Robinson served as the Senior Vice President of Audit and Controls at Exelon Corporation, a leading competitive energy provider, from 2016 to 2020. Before Exelon, Mr. Robinson held several senior leadership positions during his nearly 40-year career at The Procter & Gamble Company, including Vice President, Global Diversity & Inclusion; Global Risk and Compliance Leader; Chief Audit Executive; and Vice President, Finance. Mr. Robinson currently serves on the board of directors of Morgan Stanley U.S. Banks. He also serves as a Trustee of the International Financial Reporting Standards Foundation and is board chair of the National Underground Railroad Freedom Center Museum. Mr. Robinson has a Bachelor of Science from Mississippi State University and a Master of Business Administration from the University of Memphis.

Core Competencies

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- International Experience
- Public Company Executive Experience
- Risk Management
- Technology/ Cyber Security

ROBERT M. SHEARER



INDEPENDENT
Age: 68
Director Since: 2019

Board Committees:
Audit (Chair); Environmental, Health and Safety; Sustainability

Director Qualifications

Mr. Shearer retired in 2017 as a managing director of BlackRock Advisors, LLC, where he also served as co-head of BlackRock's Equity Dividend team and was a member of the Fundamental Equity Platform within BlackRock's Portfolio Management Group. Mr. Shearer was also the portfolio manager for both the BlackRock Equity Dividend Fund and Natural Resources Trust, which grew from $500 million to over $50 billion under his leadership. Prior to that, Mr. Shearer managed the Merrill Lynch World Natural Resources Portfolio for Merrill Lynch Investment Managers, which merged with BlackRock in 2006. Mr. Shearer has also held senior leadership roles at David L. Babson & Company, Concert Capital Management and Fiduciary Trust Company International. As a senior research officer for Citicorp Investment Management, he focused on the oil industry, including exploration and production, pipelines and oilfield services. Mr. Shearer holds an undergraduate degree in Economics from the University of Wisconsin, as well as a Master of International Management from the Thunderbird School of Global Management and a Master of Business Administration from the University of Wisconsin. He is a Chartered Financial Analyst.

Core Competencies

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Finance/ Capital Markets
- Financial Reporting/ Accounting Experience
- Industry Background
- International Experience
- Investor Relations

Summary of the Board's Director Nominee Core Competencies and Composition Highlights

The following chart summarizes the competencies that the Board considers valuable to effective oversight of Occidental and illustrates how our Board's director nominees individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience as we look to each director to be knowledgeable in these areas; rather, the indicator represents that the item is a core competency that contributed to his or her nomination to the Board.

	Moore	Bailey	Gould	Gutierrez	Hollub	Klesse	O'Neill	Poladian	Robinson	Shearer
Corporate Governance contributes to the Board's understanding of best practices in corporate governance matters		●						●		●
Environmental, Health, Safety & Sustainability contributes to the Board's oversight and understanding of HSE and sustainability issues and their relationship to the company's business and strategy	●	●	●		●	●	●		●	●
Executive Compensation contributes to the Board's ability to attract, motivate and retain executive talent and to align compensation programs with shareholder interests	●		●	●		●		●	●	
Finance/Capital Markets valuable in evaluating Occidental's capital structure, capital allocation and financial strategy (dividends/stock repurchases/financing)			●			●	●	●	●	●
Financial Reporting/Accounting Experience critical to the oversight of the company's financial statements and financial reports	●	●	●	●	●	●	●	●	●	●
Government, Legal & Regulatory contributes to the Board's ability to navigate regulatory dynamics and understand complex legal matters and public policy issues		●		●	●		●	●		
Industry Background contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment	●	●	●		●	●	●			●
International Experience critical to cultivating and sustaining business and governmental relationships internationally and providing oversight of our multinational operations	●	●	●	●	●		●		●	●
Investor Relations contributes to the Board's understanding of shareholder concerns and perceptions			●	●		●				●
Public Company Executive Experience contributes to the Board's understanding of operations, business strategy and human capital and demonstrates leadership ability	●	●	●	●	●	●			●	
Risk Management contributes to the identification, assessment and prioritization of significant risks facing the company	●			●	●	●		●	●	
Technology/Cyber Security contributes to the Board's understanding of information technology and cyber risks								●	●	

Independence

Occidental's Corporate Governance Policies require that independent directors comprise at least two-thirds of the members of the Board — a policy that exceeds NYSE requirements. The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.

9 OF 10 NOMINEES INDEPENDENT


9

Tenure

The average tenure of our Board's director nominees is approximately 7.0 years, which we believe reflects a balance of company experience and new perspectives.

AVERAGE 7.0 YEARS


0-2 years
3
3-5 years
2
6-8 years
2
9 years and above
3

Diversity

The Board recognizes the importance of having a diverse and broadly inclusive membership.

50% DIVERSE


5
3
Racial/Ethnic Minorities
Women
3

Corporate Governance

Occidental's corporate governance policies (the Corporate Governance Policies) establish Occidental's governance framework. The Corporate Governance Policies address the structure and operation of the Board, including matters related to director independence; tenure; outside board memberships; the role of the Board's Independent Chairman; director stock ownership; and Board, committee and individual director performance evaluations. In addition to the Corporate Governance Policies, the Board has established other stand-alone governance policies, including a policy on shareholder rights plans, a confidential voting policy and an independent compensation consultant policy. Occidental's governance policies are reviewed and updated periodically, in light of changing regulations, evolving best practices and shareholder feedback. The Corporate Governance Policies and other governance policies are available on our website at www.oxy.com/investors/governance.

Occidental's corporate governance practices generally align with the Investor Stewardship Group's Corporate Governance Framework for U.S. Listed Companies.

Corporate Governance Highlights

RELATING TO THE BOARD

- Independent Chairman of the Board
- Annual elections of the entire Board by a majority of votes cast (for uncontested elections)
- Mandatory resignation if a majority vote is not received (for uncontested elections)
- Demonstrated commitment to Board refreshment
- Tenure policy that seeks to maintain an average tenure of 10 years or less for non-employee directors
- Board committees composed entirely of independent directors
- Meaningful director stock ownership guidelines (6x annual cash retainer) with holding requirement
- Annual evaluations of the Board, each committee and individual directors
- One meeting dedicated to strategy discussions every year with an expanded management group, in addition to ongoing strategy oversight

RELATING TO SHAREHOLDER RIGHTS

- Ability of shareholders to call a special meeting at a 15% threshold
- Ability of shareholders to propose an action by written consent at a 15% threshold
- Shareholder right to proxy access (3% for 3 years, up to 20% of the Board)[(1)]
- Confidential Voting Policy
- Nominating Policy to consider properly submitted shareholder-recommended director nominees
- No supermajority voting requirements
- Active independent director participation in and oversight of the shareholder engagement program

(1) For more information, see "*Corporate Governance - Director Selection and Recruitment - Proxy Access for Shareholder Nominated Director Candidates*" on page 24.

Board Evaluation Process

Led by the Governance Committee, the Board conducts a robust annual evaluation of its performance and the performance of each of the Board's committees and the individual directors. The Governance Committee believes that board evaluations are a critical tool in assessing the composition and effectiveness of the Board, its committees and its members and present an opportunity to identify areas of strength and areas capable of improvement. The annual Board evaluation includes an assessment of, among other things, whether the Board and its committees have the necessary diversity of skills, backgrounds and experiences to meet Occidental's needs. The evaluation process also includes ongoing discussion and feedback from directors throughout the year regarding the Board and its committees' effectiveness. The Governance Committee annually considers the format of its evaluation processes, which, in recent years, have intentionally included different formats, such as questionnaires, individual director interviews and the use of a third-party facilitator. The 2023 Board evaluation process is summarized below.

1 DETERMINE THE PROCESS	In 2023, the Governance Committee recommended, and the Board approved, Board evaluations through the use of: (i) written questionnaires, (ii) a skills matrix and (iii) individual director interviews. This process was intended to encourage candid feedback from directors to promote productive discussions.
2 CONDUCT EVALUATIONS	The Board and committee questionnaires solicited feedback related to committee and board effectiveness and performance; agenda topics and materials; skills; leadership; and, at the Board level, matters related to strategy. The questionnaires also included open-ended questions that prompted each director to reflect and comment on his or her own individual performance and contributions to the Board. The Chair of the Governance Committee interviewed each director to discuss his or her questionnaire responses and to solicit additional feedback.
3 ANALYZE THE RESULTS	In late 2023, the aggregated results of the questionnaires and feedback from the director interviews was reviewed and discussed at a meeting of the Governance Committee. Each committee reviewed its individual results, and the Chair of the Governance Committee led the Board in a discussion of the overall findings at a meeting of the full Board.
4 TAKE RESPONSIVE ACTION	As part of its analysis of the evaluation results, the Board and management determined appropriate responsive actions to be implemented over the next year that are intended to address areas that were identified as capable of improvement. For example, at the Board level, this process provided valuable insight for Board succession planning and preferred director candidate qualifications. Also, in response to feedback, adjustments to the time allotted for meetings are being considered. At the committee level, for the Sustainability and Shareholder Engagement Committee as one example, in response to feedback received, the Committee reviews and discusses the company's human capital strategy at least annually.

Director Selection and Recruitment

Pursuant to the Board's Nominating Policy, the Governance Committee considers director candidates recommended by shareholders as discussed further on page 81. In recent years, the Board has identified director candidates through the use of independent search firms, third-party recommendations and the recommendations of directors. For a discussion of the factors that the Governance Committee considers in recommending candidates for election to the Board, see "*Proposal 1: Election of Directors – Director Nominations*" on page 14.

Proxy Access for Shareholder-Nominated Director Candidates

Occidental's Amended and Restated By-laws (By-laws) permit a group of up to 20 shareholders, collectively owning 3% or more of Occidental's outstanding common stock continuously for at least three years, to nominate and have included in Occidental's proxy materials director nominees constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements set forth in Occidental's By-laws. For more information on proxy access and other procedures to recommend candidates to the Board, see "*Director Nominations for the 2025 Annual Meeting*" beginning on page 81.

3% shares **for** **3** years

Any shareholder or group of up to **20** shareholders maintaining continuous qualifying ownership of at least **3%** of our outstanding shares for at least **3** years

2 nominees **or** **20%** of the number of directors

Can nominate, and have included in our proxy materials, director nominees constituting the greater of **2** nominees or **20%** (rounded down) of the Board

Nominating shareholder(s) and the nominee(s) must also meet the eligibility requirements described in Occidental's By-laws.

Board of Directors and its Committees

Occidental is governed by its Board, which is led by an independent Chairman, and its five committees, composed entirely of independent directors. The structure of the Board and the responsibilities of its committees are described in more detail below.

Director Independence

Occidental's Corporate Governance Policies require that independent directors comprise at least two-thirds of the members of the Board — a policy that exceeds NYSE requirements. The Board has affirmatively determined that each of our Board's director nominees, other than Ms. Hollub, is independent.

Independent Board Leadership Structure

Occidental's By-laws provide for the Board to annually elect one of its independent directors to be Chairman of the Board.

Mr. Moore has served as the Independent Chairman of the Board since September 2022. The Chairman of the Board presides at Board meetings and meetings of shareholders and his/her responsibilities include, among other things:

- Call meetings of the independent directors and chair executive sessions of the Board at which no members of management are present;
- Approve the agendas for Board and committee meetings;
- Propose a schedule of Board meetings and the information to be provided by management for Board consideration;
- Recommend the retention of consultants who report directly to the Board;
- Assist in assuring compliance with the Corporate Governance Policies and recommend revisions to the policies;
- Evaluate, along with the members of the Compensation Committee and the other independent directors, the performance of the Chief Executive Officer;
- Consult with other Board members as to recommendations on the membership and chairpersons of the Board committees and discuss recommendations with the Governance Committee;
- Communicate to the CEO the views of the independent directors and the Board committees with respect to objectives set for management by the Board; and
- Serve as a liaison between the Board and Occidental's shareholders.

Board Committees

The committees of the Board are composed entirely of independent directors. The primary responsibilities of the committees are described below. From time to time, the Board of Directors delegates additional duties to the committees.

AUDIT COMMITTEE

MEMBERS:

Robert M. Shearer (Chair)
Andrew Gould
Carlos M. Gutierrez
Avedick B. Poladian
Kenneth B. Robinson

MEETINGS IN 2023: 4

The Audit Committee members are independent and the Board has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of the SEC's regulations.

The Audit Committee Report with respect to Occidental's financial statements is on page 70.

PRIMARY RESPONSIBILITIES:

- Engage and evaluate the independent auditor
- Discuss the scope and results of the audit with the independent auditor and matters required to be discussed by the Public Company Accounting Oversight Board (PCAOB)
- Oversee financial reporting and accounting principles and controls and the internal audit function
- Review internal audit reports and responsive actions by management
- Review matters relating to financial risk
- Evaluate the independent auditor's qualifications, performance and independence
- Oversee matters relating to Occidental's Code of Business Conduct
- Assist the Board in monitoring the integrity of Occidental's financial statements and Occidental's compliance with legal and regulatory requirements with respect to financial matters

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

MEMBERS:

Avedick B. Poladian (Chair)
Vicky A. Bailey
Carlos M. Gutierrez
Jack B. Moore
Claire O'Neill

MEETINGS IN 2023: 3

It is the policy of the Governance Committee to consider nominees to the Board recommended by Occidental's shareholders. See page 81 for information regarding how to recommend nominees to the Board.

PRIMARY RESPONSIBILITIES:

- Recommend candidates for election to the Board
- Review and interpret Occidental's Corporate Governance Policies and consider other governance issues
- Review and approve related party transactions
- Oversee the evaluation of the Board, its committees and the individual directors
- Evaluate and make recommendations to the Board regarding the compensation and benefits of non-employee directors

ENVIRONMENTAL, HEALTH AND SAFETY COMMITTEE

MEMBERS

William R. Klesse (Chair)
Andrew Gould
Robert M. Shearer

MEETINGS IN 2023: 4

PRIMARY RESPONSIBILITIES:

- Review and discuss with management the status of HSE performance, including compliance with applicable laws and regulations
- Review and discuss the results of internal compliance reviews and remediation projects
- Review and discuss with management Occidental's environmental, health and safety performance and related initiatives

EXECUTIVE COMPENSATION COMMITTEE

MEMBERS:

Jack B. Moore (Chair)
William R. Klesse
Avedick B. Poladian
Kenneth B. Robinson

MEETINGS IN 2023: 3

The Compensation Committee's report on executive compensation is on page 55.

PRIMARY RESPONSIBILITIES:

- Review the performance of the CEO and determine CEO compensation based on this evaluation
- Review and approve the compensation of all other executive officers
- Oversee the assessment of risks related to Occidental's compensation policies and programs
- Administer Occidental's equity-based incentive compensation plans and periodically review the performance of the plans

SUSTAINABILITY AND SHAREHOLDER ENGAGEMENT COMMITTEE

MEMBERS:

Andrew Gould (Chair)
Vicky A. Bailey
Carlos M. Gutierrez
Claire O'Neill
Robert M. Shearer

MEETINGS IN 2023: 3

PRIMARY RESPONSIBILITIES:

- Review and oversee Occidental's external reporting on ESG and sustainability matters, including climate-related risks and opportunities
- Review and oversee the company's social responsibility programs, policies and practices, including the Human Rights Policy, and oversee associated external reporting
- Oversee Occidental's shareholder engagement program
- Review and monitor climate-related public policy trends and related regulatory matters
- Review shareholder proposals related to matters overseen by the committee
- Oversee Occidental's Political Contributions and Lobbying Policy and review Occidental's political activities and expenditures
- Oversee the Charitable Contributions and Matching Gift Program

Director Engagement

Director Education and Orientation

Directors are provided with continuing education, including business-specific learning opportunities through site visits and briefing sessions led by internal experts or third parties on topics that are relevant to Occidental. For example, in January 2023 at a special meeting, the Board received an update on STRATOS, including costs and inflation, materials and related supply chain matters, technology and scale-up and financing options. Later in 2023, the Board visited CE's Innovation Centre in Squamish, B.C. where they had the opportunity to learn more about the DAC technology selected by Occidental for its DAC projects and other innovative projects and ideas such as CE's AIR TO FUELS™ technology. The Board also traveled to the Permian Basin where they got to learn more about Occidental's Permian operations, including the company's water stewardship efforts to support operational and community needs, as well as meet with employees at varying stages of their careers who work the assets. During that trip, the Board visited the STRATOS construction site and had the opportunity to talk with project leads. More recently, in February 2024, management offered a technical session regarding Occidental's enhanced oil recovery (EOR) methods and recovery mechanisms, covering both conventional and unconventional reservoirs and related challenges and opportunities. These sessions are coupled with continued briefings on climate-related risks and opportunities from the OLCV team and other members of management on Occidental's net-zero strategy, its GHG emissions and associated reporting, as well as pertinent legislative and regulatory updates.

Directors are also encouraged to attend additional continuing education programs designed to enhance the performance and competencies of individual directors and the Board. For example, in 2023, one of the directors attended a conference regarding artificial intelligence and cybersecurity, and another director attended a forum for Audit Committee leadership.

Each new director is provided with extensive onboarding materials and information covering director responsibilities, corporate governance practices and policies, business strategies, leadership structure and long-term plans concerning Occidental in order to enable the individual to perform the duties of a director. Orientation also includes individualized meetings with senior management and other key leaders. Participation in regular Board and committee meetings also provides new directors with a strong foundation for understanding Occidental's businesses, connects directors with members of management and accelerates their effectiveness. Directors have access to additional orientation and educational opportunities as they accept new or additional responsibilities on the Board or its committees.

Director Attendance

The Board of Directors held nine meetings in 2023, one of which was principally devoted to strategic review. Each of the directors attended 100% of the aggregate number of meetings of the Board and of the Board committees on which he or she served and which were held during the period that each director served. All of the directors then serving on the Board attended the 2023 Annual Meeting of Shareholders. Attendance at the Annual Meeting of Shareholders is expected of directors as if it were a regular meeting of the Board.

Executive Sessions of the Independent Directors

The independent directors regularly meet in executive sessions at which no members of management are present. The independent directors held four executive sessions in 2023. The Board's Independent Chairman chaired the executive sessions.

Strategy Oversight

The Board and its committees provide strategic guidance to management and oversight of Occidental's business strategy throughout the year. Various elements of strategy are discussed at every Board meeting, as well as at many meetings of the Board's committees.

Each year, the Board's strategy oversight includes a dedicated discussion of significant risks, opportunities and strategies at the Board's strategic planning meeting, which allows for an in-depth annual assessment of the key risks and opportunities facing Occidental. At the 2023 strategic planning meeting, the Board continued its focus on the company's assets and enabling technologies, as well as associated challenges and opportunities, and reviewed other important topics, such as the company's existing uses of artificial intelligence (AI) and potential opportunities for AI with respect to data analytics, as well as the associated risks. Also, while Occidental's low-carbon ventures and carbon management platform is a topic that is a focus for the full Board throughout the year, it has continued to be a key topic of our annual strategic planning meeting in recent years. Given the variety of topics reviewed and the depth at which they are discussed, the annual strategic planning meeting affords the Board the opportunity to meet with expanded members of management, including internal subject-matter experts.

Risk Oversight

Risk oversight occurs at both the Board and committee level. The Board is responsible for overseeing Occidental's policies and procedures with respect to risk management, and it has empowered its committees with oversight of specific, material risks tailored to each committee's area of focus. Each of the Board's committees is integral to the control and compliance aspects of risk oversight by the Board. Each committee meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. The frequency of committee meetings is intended to allow each committee adequate time for in-depth review and discussion of matters associated with its areas of responsibility. Each committee regularly reports to the Board regarding the committee's discussion of issues and findings, as well as to make recommendations regarding appropriate changes or improvements.

BOARD OVERSIGHT

As part of its overall responsibility for overseeing Occidental's policies and procedures with respect to risk management, the Board has empowered its committees with oversight of the risks and matters described below, which are tailored to each committee's area of focus.

COMMITTEES

1 AUDIT	▶ Assists the Board in monitoring the company's financial statements, compliance with legal and regulatory requirements, the qualifications and independence of the independent auditor, the independent auditor's performance and Occidental's internal audit function ▶ Oversees information technology (IT) security programs, including cybersecurity ▶ Oversees Occidental's Enterprise Risk Management (ERM) program and Code of Business Conduct compliance program
2 CORPORATE GOVERNANCE AND NOMINATING	▶ Oversees the Corporate Governance Policies, Board composition and refreshment, Board committee leadership and membership and Board, committee and individual director performance evaluations ▶ Administers the company's Related Party Transactions Policy
3 ENVIRONMENTAL, HEALTH AND SAFETY	▶ Oversees compliance with applicable HSE laws and regulations ▶ Oversees the company's Operating Management System, including results of internal compliance reviews ▶ Oversees remediation projects
4 EXECUTIVE COMPENSATION	▶ Oversees the risk assessment related to the company's compensation policies and programs applicable to executive officers and other employees, including the determination of whether any such policies and programs encourage unnecessary or excessive risk-taking
5 SUSTAINABILITY AND SHAREHOLDER ENGAGEMENT	▶ Oversees the external reporting on ESG and sustainability matters, including climate-related risks and opportunities ▶ Oversees the company's social responsibility programs, policies and practices, including the Human Rights Policy ▶ Oversees Occidental's Political Contributions and Lobbying Policy and Charitable Contributions and Matching Gift Program ▶ Oversees the shareholder engagement program

ROLE OF MANAGEMENT

Senior leadership, including the ERM Council (a group of senior executives responsible for governance and oversight of the ERM program), manages risks. Occidental maintains internal processes and controls to facilitate risk identification and management. As part of Occidental's governance and risk management processes, senior management regularly reports to the Board and/or its committees on financial, operational, human capital, cyber security, HSE and sustainability matters.

OVERSIGHT OF CYBERSECURITY

Occidental recognizes the importance of monitoring cyber risk. At the management level, Occidental's Chief Information Officer (CIO), who has over 20 years of IT and cybersecurity experience, heads the team responsible for implementing and maintaining cybersecurity and data protection practices across Occidental's businesses and reports directly to the President and CEO. Occidental has a centrally coordinated team, led by its CIO, responsible for implementing and maintaining cybersecurity and data protection practices across the company. Occidental's CIO regularly reviews risk management measures and the overall cyber risk strategy implemented and maintained by the company. The CIO receives regular updates on Occidental's cybersecurity program and monitors the prevention, detection, mitigation and remediation of cybersecurity incidents through reports from the company's cybersecurity leaders, each of whom is supported by a team of trained cybersecurity professionals. In addition to Occidental's extensive in-house cybersecurity capabilities, Occidental also engages assessors, consultants, auditors or other third parties when necessary to assist with assessing, identifying and managing cybersecurity risks.

At the Board level, the Audit Committee oversees Occidental's IT security programs, including cybersecurity, which includes review of possible external threats and potential mitigations. The Board also reviews the company's cybersecurity program at least annually. In this review, the CIO briefs the full Board on cybersecurity and data protection matters, including analysis and review of the measures implemented by the Company to identify and mitigate cybersecurity risks. Occidental also has protocols by which material cybersecurity incidents are to be reported to the Audit Committee and/or the Board, as appropriate.

In addition to the above, Occidental's cybersecurity practices are reviewed as part of the company's standard general IT controls. Business network and industrial control systems (ICS) cybersecurity risks are handled by separate and dedicated Occidental teams and are incorporated into Occidental's ERM program.

OVERSIGHT OF HUMAN CAPITAL AND CULTURE

Occidental understands the importance of attracting, retaining and motivating top talent at all levels within the company, and that its commitment to diversity, inclusion and belonging (DIB) is a key part of doing so. At the management level, the company has a dedicated Vice President of Diversity and Inclusion who, along with her team, is responsible for providing strategic diversity and inclusion guidance and support to business leaders and executives. The DIB Advisory Board, which is chaired by Occidental's President and CEO and includes members of senior leadership, provides DIB governance and oversight of the execution of Occidental's integrated DIB strategy and the strategy's alignment with the company's mission, vision and strategic objectives. The DIB Ambassador Committee, which is chaired by Occidental's Vice President of Diversity and Inclusion, consists of a diverse group of employee representatives from all business segments, domestic and international.

At the Board level, the Sustainability and Shareholder Engagement Committee reviews and discusses the company's human capital strategy at least annually. In connection with this review, in February 2024, the Vice President of HR Strategy and Services also updated the Committee regarding employee demographics, the DIB program and other employee engagement and workforce development initiatives. The full Board also discusses senior management succession planning at least annually.

OVERSIGHT OF HSE & SUSTAINABILITY

Occidental appreciates the importance of HSE and sustainability matters and the impact related risks may have on the company's operational and financial performance. At the management level, Occidental's Vice President of Environmental and Sustainability heads the team responsible for managing the company's environmental performance, ESG reporting and social responsibility programs.

At the Board level, the full Board oversees HSE and sustainability matters, including those with respect to climate change, as an integral part of its oversight of Occidental's strategy and key risks. These matters are inherent to the company's strategic plans and, accordingly, are incorporated into regular Board meetings as well as the Board's annual in-depth strategic review session.

The Board's committee structure is designed to provide the Board and its committees with the appropriate oversight of relevant HSE matters as well as relevant sustainability matters. The Environmental, Health and Safety Committee oversees and reviews the status of HSE performance, including compliance with applicable laws and regulations. It also reviews results of internal compliance reviews and remediation projects, among other things. The Sustainability and Shareholder Engagement Committee provides oversight of key sustainability and social responsibility issues, including shareholder proposals related to such matters. It reviews and monitors climate-related public policy trends and related regulatory matters and oversees Occidental's social responsibility programs, policies and practices, including the Human Rights Policy. It also oversees Occidental's external reporting on ESG and sustainability matters, including climate-related risks and opportunities.

Shareholder Engagement

Occidental is committed to regular and transparent communication and engagement with its shareholders and other stakeholders.

In 2023, we engaged with shareholders representing approximately

60%

of our outstanding shares*

* Based on average shares outstanding in 2023.

HOW WE ENGAGED WITH OUR SHAREHOLDERS:

- **We proactively engage with our largest shareholders** throughout the year, including broad-based engagements in the fall/winter to discuss ESG matters and in advance of the annual meeting to discuss agenda items and any other topics of interest.
- **We regularly conduct roadshows targeting engagement with specific investors and participate in industry conferences to engage with a broad group of investors.**
- We also engage with investors through **virtual and in-person meetings, phone calls and emails**.
- **We regularly report our shareholders' views to the Board** and respond to feedback.
- **Independent directors** participated in several of our engagement meetings.
- **The Board's Sustainability and Shareholder Engagement Committee oversees our shareholder engagement program** and provides an avenue for shareholder feedback to be communicated directly to the Board.

TOPICS DISCUSSED WITH OUR SHAREHOLDERS:

- CrownRock acquisition and divestiture program strategy
- Cash flow and shareholder return priorities
- Capital spending and activity levels
- Oil and gas inventory and operational differentiation
- DAC financing, including the BlackRock joint venture, and project updates
- OLCV progress and upcoming milestones
- Our pathway to achieve net-zero emissions in our operations and energy use (Scope 1 and 2) before 2040 and in our value chain, including the use of our products (Scope 3), with an ambition to do so before 2050
- Climate, sustainability and human capital matters
- Board composition and refreshment
- Board oversight of the company's strategy and risk
- Design and structure of our executive compensation program

Communications with Directors

Shareholders and other interested parties may communicate with any director by sending a letter to the director's attention in care of Occidental's Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Corporate Secretary opens, logs and forwards all such correspondence (other than advertisements or other solicitations) to directors unless a director has requested that the Corporate Secretary forward correspondence unopened.

Other Governance Matters

Related Party Transactions

Pursuant to Occidental's Conflict of Interest Policy and Code of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent from or in competition with Occidental's interest or as an interference with such person's primary duty to serve Occidental, unless prior written approval has been granted by the Audit Committee. All potential conflicts of interest must be reported to a designated compliance officer. A summary of the Conflict of Interest Policy is included in Occidental's Code of Business Conduct which can be found at www.oxy.com/investors/governance.

Pursuant to Occidental's written policy on related party transactions, the Governance Committee reviews relationships and transactions in which Occidental and its directors, executive officers or their immediate family members participate if the amount involved exceeds $120,000. To help identify related party transactions, each director and executive officer completes an annual questionnaire that requires disclosure of any transaction between Occidental and the director or executive officer or any of his or her affiliates or immediate family members. Additionally, the accounting department reviews Occidental's financial records for payments made to, or received from, related parties and the entities with which the related parties are affiliated, and reports any identified transactions to the legal department. The Governance Committee reviews and approves, ratifies or rejects identified related party transactions. In approving, ratifying or rejecting a related party transaction, the Governance Committee considers, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

Pursuant to the policy, the Governance Committee ratified one transaction that qualified as a related party transaction. Corey N. Hardegree, the son-in-law of Jeff F. Simmons, Senior Vice President and Chief Petrotechnical Officer, is employed by Occidental as a lead production optimization engineer for the company's domestic oil and gas business. His total compensation for 2023 (consisting of his annual base salary, annual bonus and stock-based compensation) was less than $350,000. He also participated in the general welfare and benefit plans of Occidental. Mr. Simmons did not participate in the hiring of his son-in-law and does not participate in the performance evaluations or compensation decisions regarding his son-in-law.

Non-Employee Director Compensation

The Governance Committee periodically reviews non-employee director compensation and makes recommendations regarding changes to the program to the Board. The Governance Committee last reviewed non-employee director compensation in May 2021 with the assistance of Meridian as its independent compensation consultant. Meridian performed a robust review of Occidental's non-employee director compensation program, which included a detailed comparison of Occidental's non-employee director compensation program and practices against those of Occidental's peer companies (as defined on page 42) and against a broader comparator group of the largest 200 companies in the S&P 500. After careful consideration and discussion, the Governance Committee determined in 2021 to partially restore non-employee director compensation to an amount approximately 11% less than 2019 levels. The Governance Committee decided not to make changes to the program for the 2023-2024 term.

Director Compensation Program

The non-employee directors receive a combination of cash, in the form of an annual retainer payable on a monthly basis, and stock-based compensation. Occidental does not provide option awards, non-equity incentive awards or retirement plans for non-employee directors. The Independent Chairman of the Board, the Independent Vice Chairman of the Board (if any) and the committee chairs receive additional compensation for their service due to the increased responsibilities that accompany these positions. Ms. Hollub does not receive any compensation for her service as a director.

The following table describes the components of the non-employee director compensation program for the 2023-2024 term:

Compensation Element		Term Amount
Annual Cash Retainer	$	110,000 for non-employee directors
	$	140,000 for Chairman of the Board
Annual Equity Award	$	200,000 for non-employee directors
	$	250,000 for Vice Chairman of the Board
	$	310,000 for Chairman of the Board
Board or Committee Meeting Fees		None
Committee Chair Additional Annual Equity Award	$	25,000 for each committee chaired

Annual Equity Award

The Board believes that director and shareholder interests should be aligned over the long term. In furtherance of this objective, the majority of non-employee director compensation is equity-based compensation. Directors may elect to receive their annual equity award in shares of common stock or in deferred common stock units.

Common Stock Award. Pursuant to the terms of the award, the director receives shares of common stock that are fully vested at grant but subject to transfer restrictions. 50% of the shares may not be sold or transferred until the earlier of the third anniversary of the grant date or the date of the director's separation from service, and the remaining 50% may not be sold or transferred until the date of the director's separation from service; provided, however, that all of the shares become transferable in the event of certain change in control events.

Deferred Stock Unit Award. Pursuant to the terms of the award, the director receives deferred stock units that are fully vested at grant but subject to deferred settlement. Each deferred stock unit is equivalent to one share of common stock and payable in shares of common stock upon the satisfaction of the deferral period. 50% of the deferred stock units are payable upon the earlier of the third anniversary of the grant date or the date of the director's separation from service, and the remaining 50% are payable on the date of the director's separation from service; provided, however, that all of the deferred stock units are payable in the event of certain change in control events.

All Other Compensation

Directors are eligible to participate in the Occidental Petroleum Corporation Matching Gift Program, which matches contributions made by employees and directors to certain qualified, eligible charitable organizations. The limit for such matching contributions is $7,500. Occidental also reimburses non-employee directors for expenses related to their Board service, including hotel, airfare, ground transportation and meals.

Stock Ownership Guidelines

Each non-employee director is expected to beneficially own a number of shares of common stock or deferred stock units of Occidental having a market price equal to at least six times the annual cash retainer for non-employee directors within five years of his or her election to the Board. A director who does not meet the minimum ownership guideline may not sell any shares of Occidental common stock until he or she meets the ownership guideline and would continue to meet the ownership guideline following any such sale. As of March 1, 2024, each of our non-employee directors was in compliance, or on track to comply, with these guidelines.

Director Compensation Table

The table below summarizes the total compensation for each of the non-employee directors in 2023.

COMPENSATION OF DIRECTORS

Name	Fees Earned or Paid in Cash	Stock Awards[(1)]	Total
Vicky A. Bailey	$110,000	$200,051	$310,051
Andrew F. Gould	$110,000	$225,050	$335,050
Carlos M. Gutierrez	$110,000	$200,051	$310,051
William R. Klesse	$110,000	$225,050	$335,050
Jack B. Moore	$140,000	$335,011	$475,011
Claire O’Neill[(2)]	$100,833	$266,726	$367,559
Avedick B. Poladian	$110,000	$225,050	$335,050
Kenneth B. Robinson[(2)]	$ 91,667	$233,392	$325,059
Robert M. Shearer	$110,000	$225,050	$335,050

(1) Equity awards are granted to each non-employee director on the first business day following the annual meeting. Prior to the grant date, directors are given the option to receive their annual equity awards as shares of common stock or as deferred stock units, as described above. In 2023, all non-employee directors elected to receive shares of common stock. The grant date fair value reported in the table is calculated by multiplying the number of shares of common stock granted by a price per share of $58.96, the closing price of Occidental’s common stock on the NYSE on May 8, 2023. The dollar amounts shown for Ms. O’Neill and Mr. Robinson include pro-rated equity awards upon their elections to the Board reflecting prices per share of $64.42 and $60.73, the closing prices of Occidental’s common stock on the NYSE on January 18, 2023 and February 17, 2023, respectively. These grants are made in whole shares, with fractional share amounts rounded up to the nearest whole share. For information regarding the total number of restricted shares and deferred stock units held by each director, see the Beneficial Ownership of Directors and Executive Officers table on page 75.

(2) Ms. O’Neill was elected to the Board on January 17, 2023, and Mr. Robinson was elected to the Board on February 16, 2023.

Proposal 2

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Occidental is submitting this proposal to its shareholders for an advisory vote to approve the compensation of its named executive officers (Say-on-Pay vote) as disclosed in this proxy statement pursuant to Section 14A of the Exchange Act. At our 2023 annual meeting, Occidental's shareholders approved, on an advisory basis, a frequency of every year for casting advisory votes to approve named executive officer compensation. The next Say-on-Pay vote is expected to occur at our 2025 annual meeting.

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 35 of this proxy statement.

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for strong performance that supports Occidental's long-term strategic objectives and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability across the commodity price cycle;
- Build and encourage long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders;
- Match or exceed prevailing governance standards for performance-based compensation;
- Use relative and absolute performance measures for equity awards; and
- Respond to shareholder feedback.

The Board recommends that shareholders support the following resolution for the reasons described in the CD&A:

RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Occidental's named executive officers for 2023, as set forth in the CD&A, Summary Compensation Table and the other tables and narrative disclosures regarding named executive officer compensation set forth in this proxy statement.

A majority of the shares of common stock present in person or by proxy at the 2024 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions have the same effect as votes cast "AGAINST" the proposal. Broker non-votes have no effect on the vote. As in past years, your vote will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, but the outcome of this advisory say-on-pay vote will be taken into account by the Compensation Committee in making future compensation decisions.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) describes the material elements, objectives and principles of Occidental's 2023 executive compensation program for its named executive officers (NEOs), recent compensation decisions and the factors the Compensation Committee considered in making those decisions. The following officers are our NEOs for 2023:



VICKI HOLLUB
President and Chief Executive Officer



SUNIL MATHEW
Senior Vice President and Chief Financial Officer(1)



KENNETH DILLON
Senior Vice President and President, International Oil and Gas Operations



RICHARD A. JACKSON
Senior Vice President and President, U.S. Onshore Resources and Carbon Management, Operations



ROBERT L. PETERSON
Senior Vice President and Executive Vice President, Essential Chemistry of OxyChem(1)



JEFF F. SIMMONS
Senior Vice President and Chief Petrotechnical Officer(1)

(1) Mr. Mathew was appointed as Senior Vice President and Chief Financial Officer effective August 9, 2023, and Mr. Peterson transitioned from serving as Senior Vice President and Chief Financial Officer to his current role as of such date. Mr. Simmons was appointed as an executive officer in May 2023.

TABLE OF CONTENTS

Executive Summary	**36**	**Elements of the 2023 Compensation Program**	**43**
Objectives of the Executive Compensation Program	**37**	**Other Compensation and Benefits**	**47**
Governance Features of the Executive Compensation Program	**38**	**Individual Compensation Considerations**	**48**
Overview of the 2023 Executive Compensation Program	**39**	**Additional Compensation Policies and Practices**	**54**
Compensation Program Emphasizes Performance	**40**	**Risk Assessment of Compensation Policies and Practices**	**55**
Say-on-Pay Vote	**40**	**Compensation Committee Report**	**55**
Participants in the Executive Compensation Decision-Making Process	**41**		

Executive Summary

Business Overview and Outlook

In 2023, through exceptional execution by Occidental and our employees across all operations, Occidental delivered on its objectives to:

- Preserve the company's premier asset base to support a sustainable and growing common dividend, which the Board increased to 18 cents per share effective as of the April 2023 common dividend and 22 cents per share effective as of the April 2024 common dividend; and
- Allocate excess cash flow to asset enhancements, such as mid-cycle investments in Permian EOR and OxyChem's Battleground facility, and returning value to shareholders through share repurchases leading to preferred equity redemption.

Strong operational performance across all three business segments throughout the year drove the company's financial success and positioned us to focus on delivering long-term value for shareholders, including through the common dividend increases and investments in our business noted above. In particular, the company's Permian, Rockies, Gulf of Mexico and International teams continued to set new operational and productivity records, and OxyChem had another banner year. OxyChem and our enhanced oil recovery business also offer several synergies with our growing low-carbon businesses and investments.

With our innovative low-carbon businesses and collaboration across business segments, Occidental continued to advance our net-zero strategy in 2023. For example, approximately 48% of the construction for Trains 1 and 2 of STRATOS, Occidental's first commercial-scale DAC plant, was completed by the end of 2023. Additionally, Occidental acquired the remaining equity of DAC technology developer Carbon Engineering, Ltd. and entered into definitive agreements with BlackRock for it to invest $550 million in STRATOS on behalf of clients through a fund managed by its Diversified Infrastructure business. We have also expanded deployment of methane detection technologies and key emissions reduction projects, including tankless facilities, compression for tie-back to central processing and gas lift facilities and temporary gas storage during plant or pipeline outages.

These accomplishments and other significant milestones were achieved in large part due to strong leadership by the company's senior executives as well as continued persistence, teamwork and flexibility on the part of Occidental's employees, all while the company successfully navigated market volatility, inflationary pressures and other challenges this past year. Looking ahead to 2024, we believe we are well positioned to achieve our goals of returning value to shareholders and achieving competitive returns safely as a responsible operator by:

- Implementing a bifurcated investment approach for energy and chemical businesses that balances short-cycle, high-margin investments with measured longer-cycle cash flow growth investments;
- Allocating our planned $600 million investment in our emerging low-carbon businesses strategically, while continuing to innovate and improve DAC and other technologies to accelerate cost reductions and sell CDR credits to help develop the carbon removal market;
- Continuing to be a Partner of Choice®; and
- Completing the CrownRock acquisition, which is expected to close in the second half of 2024.

Pay-for-Performance Focused

Occidental remains committed to the pay-for-performance philosophy that underpins our compensation program, incentivizing our executive team to focus on strategic business objectives that, when met, will continue to create shareholder value. To achieve this, a substantial portion of NEO compensation is performance-based, and as a result, Occidental's performance significantly impacts the realizable values of NEO compensation awards.

For 2023, the Compensation Committee established an appropriate mix of short-term and long-term incentive compensation, resulting in significant at-risk pay for Ms. Hollub at 90% and the other NEOs at an average of 85%. The Compensation Committee also determined to remove non-qualified stock options (NQSOs) as part of the long-term incentive (LTI) award program and increase the performance-based portion of the LTI award program to 60% to further emphasize Occidental's pay-for-performance philosophy and incentivize NEOs to deliver long-term shareholder value. The Compensation Committee will continue to thoughtfully oversee the effectiveness of Occidental's executive compensation structure for strong alignment between executive officer compensation and company performance and the shareholder experience.

CEO TARGET COMPENSATION


90%
At-Risk

AVERAGE OTHER NEO TARGET COMPENSATION


85%
At-Risk

Responsiveness to Shareholder Feedback

Our board and management remain committed to continually engaging our shareholders and soliciting their perspectives and input on compensation, governance and other matters of interest (e.g., operational, energy transition and human capital). Throughout 2023 and the beginning of 2024, consistent with prior years, a broad array of Occidental management participated in these discussions, with active independent director participation either directly or through oversight of the shareholder engagement program.

Based on our conversations with shareholders and the support of approximately 97% of the total votes cast in our 2021, 2022 and 2023 advisory Say-on-Pay votes, we believe that shareholders generally endorse the current executive compensation program, including the use of sustainability metrics in the annual cash incentive (ACI) award program, and recognize that it is functioning as intended. While recognizing that competitive pay is necessary to attract and retain top executive talent, in response to shareholder feedback, the Compensation Committee maintained (i) a high level of at-risk pay, coupled with the continued use of returns-focused metrics, to support the compensation program's strong pay-for-performance philosophy as discussed above and (ii) the weighting of sustainability metrics for the ACI award at 30% to remain closely aligned with the company's net-zero strategy. The Compensation Committee will continue to engage with shareholders on the design of the executive compensation program and promote alignment of executive officer pay with shareholder interests.

Looking ahead to 2024, given Occidental's commitment to be a part of the climate solution and the importance of the energy transition to shareholders, the Compensation Committee decided to continue to maintain the weighting of sustainability metrics at 30% for the ACI award.

WHAT WE HEARD	HOW WE RESPONDED
Maintaining strong pay-for-performance alignment is essential	► Performance Share Units (PSUs) continued to use relative Total Shareholder Return (TSR) and absolute Cash Return on Capital Employed (CROCE) metrics ► Discontinued the use of NQSOs and increased the performance-based portion of the LTI award by 10%, which includes a performance-based TSR award (30% of the LTI award) and a performance-based CROCE award (30% of the LTI award)
The meaningful weighting of sustainability metrics appropriately aligns performance with the company's net-zero strategy	► Maintained the sustainability weighting at 30% for the 2023 and 2024 ACI awards ► Maintained targets for emissions reduction projects (Scope 1 and 2) and low carbon ventures (Scope 3) to advance Occidental's net-zero strategy
Continue to provide detailed disclosures regarding the company-performance portion of the short-term incentive program and how targets were met, if applicable	► Maintained robust disclosure practices to provide information about the company's performance against the ACI award metrics

Objectives of the Executive Compensation Program

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for strong performance that supports Occidental's long-term strategic objectives and is competitive with industry practices. The executive compensation program is intended to:

- Align with shareholder interests;
- Preserve performance accountability across the commodity price cycle;
- Build and encourage long-term share ownership;
- Provide a consistent retention incentive;
- Be straightforward and transparent for the benefit of executives and shareholders;
- Match or exceed prevailing governance standards for performance-based compensation;
- Use relative and absolute performance measures for equity awards; and
- Respond to shareholder feedback.

Governance Features of the Executive Compensation Program

The 2023 executive compensation program for the NEOs includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's shareholders.

WHAT WE DO

- ✓ **Pay for Performance.** A substantial majority of NEO compensation is performance-based. The Compensation Committee reviews the metrics underlying the LTI award program and ACI awards annually to evaluate their continued alignment with Occidental's business priorities. As part of this review, in 2023, the Compensation Committee increased the performance-based portion of the LTI award program to 60% to further emphasize Occidental's pay-for-performance philosophy.
- ✓ **Listen to Shareholder Feedback.** The Compensation Committee reviews and considers shareholder feedback. For example, it contributed to the Compensation Committee's decisions to maintain the weighting of sustainability metrics at 30% for the 2023 and 2024 ACI awards. Shareholder feedback also influenced our enhanced disclosures regarding the various factors considered in evaluating the company's performance against the ACI award metrics.
- ✓ **Clawback in the Event of Misconduct.** In November 2023, the Compensation Committee adopted a clawback policy which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 under the Securities Exchange Act. In addition, the Compensation Committee has the authority to clawback ACI payouts and both time- and performance-based LTI awards for violations of Occidental's Code of Business Conduct and related policies outside the context of a financial restatement.
- ✓ **Emphasize Stock Ownership With Ownership Guidelines and Holding Requirements.** CROCE and TSR awards are payable in shares of common stock and the net shares received for each vested RSU award are subject to a two-year holding period. In addition, the NEOs (as well as other officers) are subject to meaningful stock ownership guidelines, ranging from two to six times the officer's annual base salary, and a holding requirement until such guidelines are met.
- ✓ **Monitor Compensation Program for Risk.** The executive compensation program includes multiple features that are intended to appropriately mitigate excessive risk-taking. The Compensation Committee conducts an annual assessment of our executive compensation program to identify and minimize, as appropriate, any compensation arrangements that may encourage excessive risk-taking.
- ✓ **Use Double-Trigger Equity Vesting for Equity Awards.** Pursuant to the Amended and Restated 2015 Long-Term Incentive Plan (2015 LTIP), equity awards vest in the event of a change in control only if there is also a qualifying termination of employment.
- ✓ **Use Relative and Absolute Performance Measures for Equity Awards.** Performance equity is earned based on both relative shareholder returns and absolute financial returns, with TSR awards capped if Occidental's absolute TSR is negative and CROCE awards measured against an absolute performance target.

WHAT WE DON'T DO

- × **No Dividend Equivalents on Unvested Performance Awards.** Dividends and dividend equivalent rights are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and becomes earned (except in the case of certain retention awards).
- × **No Hedging or Derivative Transactions.** Occidental's directors, executive officers and all other employees are not permitted to engage in transactions designed to hedge or offset the market value of Occidental's equity securities.
- × **No Golden Parachute Payments.** Our golden parachute policy provides that, subject to certain exceptions, Occidental will not grant golden parachute benefits (as defined in the policy) to any executive officer which exceed 2.99 times his or her salary plus ACI award without shareholder approval.
- × **No Repricing of Stock Options.** Other than in connection with a corporate transaction involving Occidental, Occidental does not permit the repricing of stock options or stock appreciation rights without shareholder approval.

Overview of the 2023 Executive Compensation Program

	Element		Purpose	Form of Payout	How Target Values are Determined	2023 Determinations
Fixed	Base Salary		Provides a competitive level of fixed compensation.	Cash	The Compensation Committee reviews base salaries annually and as circumstances warrant. The Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments with the intent to attract and retain highly talented executives.	In 2023, Ms. Hollub's base salary was increased by $200,000 to $1,500,000; each of Mr. Dillon's and Mr. Jackson's base salaries were increased by $50,000 to $760,000; and Mr. Peterson's base salary was increased by $30,000 to $740,000. Mr. Mathew's base salary was increased by $40,000 to $700,000 in connection with his appointment as Senior Vice President and Chief Financial Officer in August 2023. Mr. Simmons's base salary of $670,000 was set by Ms. Hollub prior to his appointment as an executive officer. Salary decisions are described in more detail under "Individual Compensation Considerations" beginning on page 48.
Variable	Annual Cash Incentive		Motivates executives to achieve superior performance over a one-year period.	Cash	The Compensation Committee annually reviews the objectives, metrics and targets underlying the ACI award, and their relative weightings, with an aim to incentivize the NEOs to excel in areas that are aligned with Occidental's business objectives.	The 2023 ACI award is based 100% on corporate performance, but the final payout may be increased or decreased by up to 25% based on individual performance. Corporate performance is based on Occidental's total spend per barrel, CROCE and sustainability performance. CROCE was added as a financial metric for 2023 to provide a more comprehensive view of company strategic, operational and financial performance and to further emphasize the importance of capital efficiency and financial returns. The ACI is described in more detail under "Elements of the 2023 Executive Compensation Program – Annual Cash Incentive" beginning on page 43. The amount ultimately earned under the ACI award for each NEO is discussed under "Individual Compensation Considerations" beginning on page 48.
Variable	Long-Term Incentives	PSU Awards	Incentivizes executives to sustain long-term performance.	Stock	The Compensation Committee annually reviews and determines a target LTI award package for each NEO based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value (as applicable), retention considerations, the balance of short-and long-term pay and internal pay equity. The majority of the LTI award package for each NEO is performance-based. The Compensation Committee annually considers the performance criteria for PSU awards in light of Occidental's ongoing business objectives.	For the 2023 LTI award program, the Compensation Committee discontinued the use of NQSOs and increased the performance-based portion of the allocation by 10%. Similar to 2022, the Compensation Committee continued using TSR and CROCE as the performance criteria for the PSU awards. The TSR award is an objective, external measure of Occidental's effectiveness in translating our results into shareholder returns. The CROCE award incentivizes a high level of executive focus on capital efficiency and prudent capital allocation. The RSU award, which is subject to a two-year post-vesting holding period, aligns with Occidental's absolute stock price performance and provides retention value. 2023 LTI awards are weighted: 60% PSUs (30% TSR and 30% CROCE) and 40% RSUs.[(1)] The LTI award program is described in more detail under "Elements of the 2023 Executive Compensation Program – Long-Term Incentive Award Program" beginning on page 45. The target value of the LTI award package of each NEO is described under "Individual Compensation Considerations" beginning on page 48.
		RSU Awards	Provides a retention incentive that promotes sustained stock ownership and alignment with stock price performance.	Stock		

(1) Messrs. Mathew and Simmons did not receive CROCE awards because they were not executive officers when LTI awards were granted in February 2023.

Compensation Program Emphasizes Performance

A substantial majority of NEO compensation is dependent on performance.

90% of Ms. Hollub's (and an average of 85% of the other NEOs') 2023 target direct compensation opportunity is variable, or at risk. The ultimate value of at-risk compensation is dependent on company performance outcomes, the NEO's continued employment and Occidental's stock price performance.

CEO TARGET DIRECT COMPENSATION MIX[1] - 90% VARIABLE/AT RISK


10%
Base Salary
15%
ACI Award
30%
RSU Award
22.5%
TSR Award
22.5%
CROCE Award
25%
Cash
75%
Stock Awards

[1] Target direct compensation is composed of base salary, target ACI award opportunity, and the target value of LTI awards.

Say-on-Pay Vote

At the 2021, 2022 and 2023 Annual Meetings, Occidental's Say-on-Pay vote received support from approximately 97% of the total votes cast. The Compensation Committee views these results as an endorsement by shareholders of the current structure of the company's executive compensation program. Through shareholder engagement, we generally have received positive feedback from shareholders and other stakeholders on having, and increasing the weighting of, sustainability metrics for the ACI award to better align executive compensation with Occidental's net-zero strategy in the short term and, in recent years, gotten supportive feedback on maintaining that weighting at 30%. In response, the Compensation Committee has determined to maintain the same weighting for sustainability metrics for the 2024 ACI award. Shareholders and other stakeholders have also expressed support for having a significant portion of CEO and other NEO compensation be variable, or at risk, and for enhancements to our proxy statement disclosure on compensation-related matters.


97%
support

At our 2021, 2022 and 2023 Annual Meetings, shareholders showed strong support for our executive compensation program with approximately 97% of the votes cast at each meeting in favor of our Say-on-Pay vote.

Participants in the Executive Compensation Decision-Making Process

Role of the Independent Compensation Committee. The Compensation Committee, composed of independent members of the Board, is responsible for annually reviewing and approving all aspects of the Chief Executive Officer's compensation, as well as annually reviewing and approving the compensation of all other NEOs. In performing these duties, the Compensation Committee obtains input, advice and information from senior management, members of Occidental's Human Resources (HR) team and an independent compensation consultant, as further described below, throughout the year. The Compensation Committee also considers the views expressed by Occidental's investors and shareholder advisory groups in making executive compensation decisions. The Compensation Committee uses publicly available data regarding the executive compensation practices of its compensation peer group (as defined below) as an additional tool but does not benchmark executive compensation to a specific percentile within the peer group.



JACK B. MOORE
Chair



WILLIAM R. KLESSE



AVEDICK B. POLADIAN



KENNETH B. ROBINSON

Role of Senior Management. Ms. Hollub, as Chief Executive Officer, makes recommendations to the Compensation Committee regarding the compensation package for each of the other NEOs. For 2023, Ms. Hollub set Mr. Mathew's and Mr. Simmons's base salary, target award opportunity and target LTI award values given that they were not executive officers at the time compensation decisions were made by the Compensation Committee for executive officers. When Mr. Mathew was appointed to the role of Senior Vice President and Chief Financial Officer in August 2023, Mr. Mathew's salary was approved by the Board. Ms. Hollub and the Vice President of Human Resources are present for a portion of each Compensation Committee meeting, but no senior executive is present when decisions regarding his or her compensation are discussed and determined. Only the Compensation Committee sets Ms. Hollub's compensation package. Senior members of the HR team and other members of senior management interact with the compensation consultant as necessary and prepare materials for each Compensation Committee meeting to assist the Compensation Committee in its consideration and administration of executive compensation programs, plans and policies.

Role of the Independent Compensation Consultant. In 2023, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) as its compensation consultant to provide advice on various executive compensation matters. Meridian has served as the Compensation Committee's compensation consultant since 2016. The Compensation Committee reviewed the independence of Meridian under SEC rules, the NYSE Listed Company Manual standards and Occidental's Independent Compensation Consultant Policy and found Meridian to be independent and without conflicts of interest. Occidental also participates in and reviews compensation surveys conducted by compensation consultants, including Meridian, in order to better understand external compensation practices, including with respect to executive compensation.

Role of Shareholders. Occidental maintains an ongoing dialogue with its shareholders. Members of Occidental's senior management team and, on a case-by-case basis, one or more of Occidental's independent directors, engage with shareholders through virtual and in-person meetings and phone calls. Input from these meetings regarding Occidental's executive compensation policies and practices is reviewed by the Compensation Committee and considered when making future compensation decisions. In 2023 and 2024, for example, shareholder support played an important role in the Compensation Committee's decision to maintain the sustainability metric of the ACI award at 30% and continue to set targets for the sustainability metric to incentivize executives to enhance emissions reduction projects (Scope 1 and 2 emissions) and promote low carbon ventures (Scope 3 emissions). The Compensation Committee believes that this structure provides for a stronger link between potential bonus payout and the advancement of the company's net-zero strategy. Shareholder support for the pay-for-performance nature of Occidental's executive compensation program also informed the Compensation Committee's decision to increase the performance-based allocation of the LTI program by 10%, following the Compensation Committee's determination to discontinue the use of NQSOs in 2023. It also influenced the enhanced disclosures in Occidental's CD&A regarding the factors considered by the Compensation Committee in assessing the company's performance against ACI award metrics.

Role of Peer Company Information. In order to evaluate how Occidental's executive compensation program compares within the oil and gas industry, particularly with respect to award types, compensation mix, performance metrics and reported levels of compensation, the Compensation Committee reviews the executive compensation practices, programs and policies of a "compensation peer group," as identified below. The Compensation Committee also reviews and considers oil and gas industry compensation surveys and related materials. This information is used only as a reference and not to establish compensation benchmarks, as Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group. The Compensation Committee also maintains a "performance peer group" within the oil and gas industry, and the value of the TSR awards is dependent on Occidental's three-year TSR performance as compared to the three-year TSR performance of the companies within the applicable performance peer group. The Compensation Committee regularly reviews these peer groups to ensure that they have reasonably similar business strategies, represent a mix of integrated and independent oil and gas companies (including companies representative of different oil industry sectors such as upstream, downstream and integrated companies), are comparable with Occidental in enterprise value and/or assets, and generally compete against Occidental for investor dollars and/or executive talent. After careful review and deliberation, and in consultation with Meridian, the Compensation Committee determined to maintain the same compensation and performance peer groups for 2023.

Company	Stock Ticker	Compensation Peers (2023)	Performance Peers (2023 TSR)	Enterprise Value at 12/31/23 ($ in billions)[(1)]
BP p.l.c.	BP	•	•	$115.1
Chevron Corporation	CVX	•	•	$296.3
ConocoPhillips	COP	•	•	$147.4
EOG Resources, Inc.	EOG	•	•	$ 69.3
ExxonMobil Corporation	XOM	•	•	$415.7
Hess Corporation	HES	•		$ 52.0
Marathon Petroleum Corporation	MPC	•		$ 78.8
Occidental Petroleum Corporation	OXY			$ 80.8
Phillips 66	PSX	•		$ 75.6
Pioneer Natural Resources Company	PXD	•		$ 57.5
Shell plc	SHEL	•	•	$201.3
TotalEnergies SE (formerly Total SE)	TTE		•	$172.6
Valero Energy Corporation	VLO	•		$ 52.0
S&P 500 Index	—		•	$ —

(1) Source: S&P Capital IQ.

The chart below shows Occidental's percentile rank versus its 2023 compensation peers for enterprise value and assets as of December 31, 2023. Occidental fell within the middle of its compensation peers for enterprise value (55th percentile) and assets (36th percentile).


100%
80%
60%
40%
20%
0%
Assets (% Rank)
BP
SHEL
XOM
CVX
COP
MPC
PSX
OXY
VLO
EOG
PXD
HES
0%
20%
40%
60%
80%
100%
Enterprise Value (% Rank)

Elements of the 2023 Compensation Program

Salary

The Compensation Committee believes that base salary should reward executives on a market-competitive basis for consistent performance of job requirements and the achievement of short-term goals. Salaries are reviewed by the Compensation Committee annually and as circumstances warrant. In determining base salary levels, the Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments.

In connection with its annual review, base salaries for NEOs (other than the CEO) were modestly increased in 2023, ranging from 4-7%, for Occidental to remain competitive in attracting and retaining top executive talent. Mr. Peterson received a $30,000 increase to his base salary, and Mr. Dillon and Mr. Jackson each received a $50,000 increase to their base salaries. The Compensation Committee determined that these changes were appropriate in light of each executives' respective performance and scope of responsibilities.

The Compensation Committee also decided to increase Ms. Hollub's salary by $200,000 to $1,500,000, which the Compensation Committee believed was warranted in light of Ms. Hollub's 2022 performance assessment and to be more competitive with CEO compensation at peer companies, as Ms. Hollub's salary had not been restored to pre-COVID levels.

Ms. Hollub set Mr. Mathew's and Mr. Simmons's base salary for 2023 given that they were not executive officers at the time such compensation decisions were made by the Compensation Committee for executive officers. In connection with his appointment as Senior Vice President and Chief Financial Officer in August 2023, Mr. Mathew received a $40,000 increase to his base salary.

Base salary represented, on average, approximately 12% of the 2023 compensation packages of the NEOs, based on compensation as reported in the Summary Compensation Table on page 56. For additional information regarding salary decisions for the NEOs in 2023, see *"Individual Compensation Considerations"* beginning on page 48.

Annual Cash Incentive

The ACI award is intended to motivate executives to achieve superior company and individual performance over a one-year period. In the first quarter of each plan year, the Compensation Committee approves individual target award amounts for each executive officer based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay and internal pay equity. Potential payouts under the ACI award range from 0% to 200% of the target award amount, based on actual company performance and may be adjusted upward or downward by up to 25% based on individual NEO performance. No such individual adjustments were made for 2023. The amounts earned by each NEO under the ACI award for 2023, which were paid in the first quarter of 2024, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 56, as further described below.

Setting the Annual Cash Incentive. The 2023 ACI award was based 100% on corporate performance and the payout could have been increased or decreased by up to 25% for an individual NEO based on that individual's performance.

Weighting the Metrics. The Compensation Committee annually reviews all facets of the ACI award, with an aim to incentivize the NEOs to excel in areas that are aligned with Occidental's business objectives. For the 2023 ACI award, the Compensation Committee approved metrics related to the company's total spend per barrel, CROCE and sustainability goals:

- Our total spend per barrel goal was set at a higher level in 2023 compared to 2022 to reflect operational and macroeconomic considerations such as inflationary pressures; considering these factors, the Compensation Committee believes that the 2023 goal was set at a rigorous level and was at least as challenging as the 2022 goal.
- CROCE was added as a financial metric for 2023 to provide, in combination with total spend per barrel, a more comprehensive view of company strategic, operational and financial performance and a more balanced impact of commodity price changes on incentive plan results. CROCE in our ACI award was measured over a single year, with goals derived from our operating plan and expectations for 2023. CROCE is also a metric in our PSU awards where it measures Occidental's sustained multi-year operating plan and longer-term strategy. The Committee felt it was appropriate to have CROCE as a measure in the company's short- and long-term incentive award programs because of the importance of capital efficiency to our strategy, and the varying length of the measurement periods create different, yet complementary, incentives for our NEOs.
- The sustainability metric remains weighted at 30% to continue advancing the company's net-zero strategy and incentivize executives to address Occidental's Scope 1, 2 and 3 emissions in the short-term by including targets focused on emissions reduction projects (Scope 1 and 2) and low carbon ventures (Scope 3). The low carbon ventures targets focus on business development for DAC and CCUS that promotes progress toward our 2050 net-zero ambition for our total carbon inventory, including Scope 3 emissions.

The Compensation Committee set target performance goals for each metric that it believed were rigorous based on Occidental's detailed capital program and business plan, projections from the strategic planning team and business unit heads, prior-year results and third-party forecasts relating to future market conditions and other external market factors.

Review and Final Determination. After determining the structure of the ACI award, at each regular meeting, Compensation Committee members receive updates regarding and review progress toward each target performance goal and, following the performance period, carefully analyze annual performance to inform the Compensation Committee's payout determination.

2023 Annual Cash Incentive Award

KEY CORPORATE OBJECTIVES

Weight	Potential Payout Range	Performance Metric	Target Performance	Result as of December 31, 2023	Weighted Score
Financial					
70%	0% - 70%	Total Spend per Barrel[1]	$29.25	$28.22[2]	60%
	0% - 70%	CROCE	24%	23.3%	30%
Sustainability					
30%	0% - 30%	Emissions Reduction Projects (Scope 1 and 2)	Reduce operating emissions ▶ Complete asset registry of emissions-generating equipment for U.S. onshore oil and gas operations ▶ Deploy at least 5 projects or operational changes to reduce Scope 1 or 2 GHG or other air emissions ▶ Achieve a 50% reduction in routine flaring from Occidental's 2020 baseline	Above Target[3]	30%
	0% - 30%	Low Carbon Ventures (Scope 3)	Advance carbon management platform ▶ Complete 30% of construction for Trains 1 and 2 of STRATOS by 2023 year end ▶ Contract STRATOS cumulative offtake of over 1 million metric tons of CO_2 ▶ 1 Gulf Coast sequestration hub on track for Class VI certification by 2025	Above Target[4]	30%
TOTAL PAYOUT:					**150%**

(1) "Total Spend per Barrel" (TSPB) applies to continuing operations and equals the sum of SG&A, OPEX and CAPEX, divided by MMboe. For purposes of the ACI award, "SG&A" or "selling, general and administrative expenses" means total SG&A and other operating and non-operating expenses for the company, prior to any accrual for the 2023 ACI award; "OPEX" or "operating expenses" means total upstream oil and gas lease operating expenses; "CAPEX" or "capital expenditures" means total capital investment for the company; and "MMboe" means total million "Boe," or barrels of oil equivalent, produced in the year.

(2) The Compensation Committee determined that it was appropriate to exercise discretion to adjust TSPB performance from $28.42 to $28.22 to reflect the negative impacts of a third-party pipeline incident. In the fourth quarter of 2023, at the request of the Main Pass Oil Gathering system operator, Occidental temporarily halted certain operations in the eastern Gulf of Mexico, which impacted production.

(3) The Compensation Committee decided that the target metrics for emissions reduction projects were met above target, with the rationale summarized below:

- Management and employees collaborated extensively to successfully complete the asset registry field data collection for Occidental's U.S. onshore oil and gas operations in 2023. This effort encompassed more than 5,200 facilities and more than 32,000 well locations.
- Occidental implemented several key emissions reduction projects in 2023, including: (1) converting 16 facilities to tankless design and consolidating five facilities within the company's U.S. onshore oil and gas operations; (2) completing the elimination or conversion of all high-bleed pneumatic devices found in U.S. onshore oil and gas operations, as well as more than 1,800 other gas-driven pneumatic devices; (3) obtaining five gas storage permits to minimize flaring during plant and pipeline outages and completing six gas takeaway projects during 2023, which increase optionality for gas sales through existing infrastructure; (4) completing six projects at four OxyChem plants to enhance heat recovery, reduce energy and increase hydrogen usage; (5) deploying ground-based methane sensors at key facilities to expedite leak detection and repair (LDAR); (6) designing a methane emissions platform with the Climate Investment fund and technology provider SensorUp (SensorUp GEMS platform) to consolidate data from multiple methane detection technologies and sources to optimize and further accelerate LDAR and Find It/Fix It operational emissions program activities, and deploying the platform to select pilot sites; (7) installing 30 electric compressors and converting compression at a major gas lift facility in the Permian Basin from natural gas to electric power; (8) launching pilot projects with respect to fuel gas meters and heat integration; and (9) completing 33 projects to remove high-pressure gas lift compressors and consolidating six central gas lift stations.
- Occidental achieved a 67% reduction in routine flaring (as defined by the World Bank's Zero Routine Flaring by 2030 initiative) in 2023 from our 2020 baseline in part by commissioning additional compression in Oman. Occidental's U.S. oil and gas operations also sustained zero routine flaring in 2023.

(4) The Compensation Committee also determined that the target metrics for low carbon ventures were met above target, with the rationale summarized below:

- Occidental's construction progress for Trains 1 and 2 of its first DAC plant, STRATOS, exceeded the 30% completion target, with approximately 48% of construction completed by year-end 2023. The project team also demonstrated significant progress from a supply chain and project management perspective.
- Occidental contracted the sale of approximately 1.03 million metric tons of CDR credits on a cumulative basis to be generated once STRATOS is operational.
- Occidental actively progressed its sequestration hub plans in 2023. The company drilled stratigraphic data wells at multiple sequestration hub site locations and submitted eight Class VI CO_2 sequestration well permit applications across its five proposed hub sites during the year. Additionally, the DOE selected two of Occidental's sequestration hubs for CarbonSAFE grants in 2023.

For the 2023 ACI awards, the award payout was determined by the company performance noted above. Although the 2023 ACI program permitted the increase or decrease of the ACI award payout by up to 25% based on individual performance, the Compensation Committee did not make any such adjustments. Thus, for the 2023 ACI awards, all of the NEOs were paid at 150% of target based on the company performance noted above. For additional information regarding the performance assessment for each of the NEOs in 2023, see "*Individual Compensation Considerations*" beginning on page 48.

Long-Term Incentive Award Program

The majority of NEO compensation is determined by Occidental's long-term performance. For 2023, the Compensation Committee determined to discontinue the use of NQSOs, because they had served their intended purpose of reinforcing the importance of stock price appreciation, and increase the performance-based portion of the LTI award program by 10%. With these changes, the 2023 LTI award program included a performance-based TSR award (30%), a performance-based CROCE award (30%), and a time-based RSU award (40%), each of which is payable solely in shares of common stock.

The LTI awards are intended to motivate and incentivize executives to achieve results (including stock price performance) that are consistent with Occidental's strategic business objectives. The Compensation Committee believes that long-term compensation should represent the largest portion of each NEO's total compensation package and that the levels of payout ultimately achieved should reflect Occidental's performance, both relative to peer company performance and on an absolute basis. During the process of determining the NEOs' LTI compensation packages for 2023, the Compensation Committee evaluated many factors, including:

- Alignment of executive officer pay to achieving long-term growth in shareholder value;
- Linkage of any above-target payouts to superior performance and absolute returns;
- Shareholder feedback regarding long-term compensation metrics;
- Competitiveness with the compensation programs of peer companies;
- Impact of commodity prices on Occidental's stock price and financial performance; and
- Allocation of total compensation between long-term and short-term components.

2023 Long-Term Incentive Award Program. The 2023 LTI program generally consisted of two PSU awards (one based on Occidental's relative and absolute TSR and the other based on absolute CROCE performance) and a time-based RSU award as follows:[(1)]


30%
CROCE Award
40%
RSU Award
30%
TSR Award

Forfeiture and change in control provisions applicable to the awards are discussed in more detail in the Potential Payments upon Termination or Change in Control table and the accompanying footnotes, beginning on page 63.

Total Shareholder Return (TSR) Award. The Compensation Committee believes that the comparison of Occidental's three-year TSR to peer companies' TSR over the same period is an objective external measure of Occidental's effectiveness in translating its results into shareholder returns. TSR is the change in price of a share of common stock plus reinvested dividends, over a specified period of time, and is an indicator of management's achievement of long-term growth in shareholder value. Payout of the TSR award is based on Occidental's three-year TSR as compared to the three-year TSR of the performance peers identified on page 42. For the 2023 TSR award, the Compensation Committee retained the S&P 500 index as a performance peer. The TSR award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of target PSUs that will be payable at the end of the three-year performance period, which began January 1, 2023 and ends December 31, 2025, will depend on Occidental's relative and absolute TSR performance.

If Occidental's absolute TSR is negative over the performance period, then, irrespective of Occidental's ranking within the peer group, the payout of the TSR award is capped at no more than target. A table illustrating the potential payout of the TSR award based on relative and absolute TSR performance is set forth below:

TSR Ranking	% of Target PSUs Earned
#1	**200%**
#2	**180%**
Between #2 and #8	Linearly interpolated between **25%** and **180%**
#8	**25%**
#9	**0%**
For payout above 100%, Occidental's absolute TSR must be positive.	

(1) The 2023 TSR award and RSU award each comprised 50% of Mr. Mathew's and Mr. Simmons's 2023 target LTI award opportunity because they were not yet executive officers at the time the 2023 LTI awards were granted.

An example of the interpolation calculation if Occidental ranked fourth among its TSR performance peers with respect to the 2023 TSR awards is as follows:

TSR Ranking	Formula Points	Company	Standing	% of Target PSUs Earned
#1		AAA	22.50%	**200%**
#2	**B**	BBB	20.00%	**180%**
#3		CCC	17.50%	Linearly interpolated between **25%** and **180%**
#4		**OXY**	**15.00%**	
#5		DDD	12.50%	
#6		EEE	10.00%	
#7		FFF	7.50%	
#8	**A**	GGG	5.00%	**25%**
#9		HHH	2.50%	**0%**

Interpolation Formula = 25% + [(180% - 25%) x ((OXY TSRI – A) / (B – A))]
Interpolation Formula = 25% + [155% x ((15% - 5%) / (20% - 5%))]

Example Interpolation Payout Result = 128.3%

The cap on the TSR award payout if absolute TSR performance over the performance period is negative is intended to reinforce the pay-for-performance nature of the compensation program. Cumulative dividend equivalents will be paid in cash at the end of the three-year performance period and will be paid only on the number of PSUs earned.

Payout of 2021 TSR Awards. For the 2021 TSR award, which had a performance period that ended on December 31, 2023, Occidental achieved a TSR ranking of 2 (out of 9) and an absolute TSR that was positive as of the end of the performance period. Thus, the Compensation Committee approved a payout result of 180%.

Cash Return on Capital Employed (CROCE) Award. The CROCE award is designed to focus executives on the efficient use of capital by promoting discipline in capital allocation decisions. CROCE is a transparent measure of how efficiently Occidental uses its capital and is calculated from Occidental’s audited financial statements with no adjustments for special items. The Compensation Committee aims to set the CROCE performance targets at a challenging level for each performance period based on our capital program, multi-year business plan and strategy, projections from our strategic planning teams, historical results and third-party forecasts relating to future market conditions. The CROCE award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of target PSUs that become payable at the end of the applicable three-year performance period depends on Occidental’s absolute CROCE during the performance period. A table illustrating the potential payout of the CROCE award based on three-year CROCE performance is set forth below:

CROCE Performance Targets[(1)]	% of Target PSUs Earned[(2)]
CROCE of ≥ 23%	**200%**
CROCE of 21%	**100%**
CROCE of 19%	**25%**
CROCE < 19%	**0%**

(1) See page 83 for the formula to calculate CROCE.

(2) Payout percentages for CROCE values between 19% and 23% to be determined using linear interpolation between 25% and 200% of target, with a target payout at a CROCE of 21%.

Payout of 2021 CROCE Awards. For the 2021 CROCE award, which had a performance period that ended on December 31, 2023, Occidental achieved a three-year CROCE of 27.4% as of the end of the performance period, which exceeded the maximum performance level of such CROCE award of greater than or equal to 13%. Thus, the Compensation Committee approved a payout result of 200%.

Restricted Stock Unit (RSU) Award. The 2023 RSU award vests ratably over three years with one-third vesting on each of February 29, 2024 and February 28, 2025 and 2026, subject to continued employment. Each RSU is equivalent to one share of common stock, and payment for a vested RSU award will be made solely in shares of common stock. The shares of stock ultimately received by the NEO pursuant to the RSU award are subject to a two-year post-vesting holding period. Dividend equivalents are accrued and paid out upon vesting.

Other Compensation and Benefits

Qualified Defined Contribution Plans

Occidental does not have a defined benefit pension plan that provides NEOs a fixed monthly retirement payment. Instead, all salaried employees on the U.S. payroll, including the NEOs, are eligible to participate in one or more tax-qualified defined contribution plans.

Savings Plan. For 2023, the defined contribution 401(k) savings plan (Savings Plan) permitted employees to save a percentage of their eligible annual salary, which was up to $330,000 (the limit set by IRS regulations), and employee pre-tax contributions were limited to $22,500. Employees may direct their contributions to a variety of investments. Occidental matches two dollars for every one dollar the employee contributes up to 2% of eligible pay, plus an additional dollar-for-dollar match on the next 3% of eligible pay. The NEOs are fully vested in their account balances under the Savings Plan. The amounts contributed by Occidental to the Savings Plan are included in the "All Other Compensation" column of the Summary Compensation Table on page 56.

Retirement Plan. The defined contribution retirement plan (Retirement Plan) is funded annually through a reallocation process from the employee's Supplemental Retirement Plan II (SRP II) account balance (described below). Because the exact amount that could be contributed to the Retirement Plan without exceeding governmental limits cannot be determined until the end of the year, the reallocation process has been developed to maximize the amount contributed each year to a tax-qualified defined contribution plan. The Retirement Plan is company-funded, and employees may not contribute to the Retirement Plan. The NEOs are fully vested in their account balances under the Retirement Plan. The amounts allocated to the Retirement Plan are included in the SRP II contributions by Occidental in the "All Other Compensation" column of the Summary Compensation Table on page 56.

Nonqualified Deferred Compensation Plans

Occidental maintains two nonqualified deferred compensation plans: (i) the SRP II and (ii) the Modified Deferred Compensation Plan (MDCP). The purpose of the SRP II is to provide eligible employees, including the NEOs, with benefits to compensate them for maximum limits imposed by law on the amount of contributions that may be made to Occidental's tax-qualified defined contribution plans. The purpose of the MDCP is to provide key management and highly compensated employees the ability to accumulate additional retirement income through deferrals of compensation.

Additional information regarding the terms and conditions of the SRP II and the MDCP is provided in "Nonqualified Deferred Compensation" on pages 60 and 61. Amounts contributed to the SRP II on behalf of the NEOs are included in the "All Other Compensation" column of the Summary Compensation Table on page 56 and above market earnings under the plans are included in the "Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table on page 56. None of the executive officers made contributions to the MDCP or SRP II in 2023. The contributions, aggregate earnings, withdrawals and aggregate balances for the NEOs in the SRP II and MDCP with respect to 2023 are shown in the Nonqualified Deferred Compensation table on page 61.

Retirement Policy

On February 15, 2023, the Compensation Committee designated each of Occidental's NEOs and certain other key employees as eligible participants under the Occidental Petroleum Corporation Retirement Policy. See "Executive Severance and Change in Control – Retirement Policy" on page 62 for a description of the policy.

Other Personal Benefits

Occidental provides a limited number of other personal benefits for its NEOs, which, in 2023, consisted principally of fees related to financial and tax planning, excess liability insurance and personal use of, and spousal accompaniment on, corporate aircraft which are included in the "All Other Compensation" column of the Summary Compensation Table beginning on page 56.

Individual Compensation Considerations

In making executive compensation decisions for a given year, the Compensation Committee considers, among other factors, the performance of Occidental and the individual contributions of each NEO. Details regarding the 2023 compensation decisions and performance evaluation of each NEO are presented below.

VICKI HOLLUB | President and Chief Executive Officer



Ms. Hollub is the President and Chief Executive Officer of Occidental. Ms. Hollub is responsible for all operations, the financial management of Occidental, implementing Occidental's strategy, and assisting the Board with, among other matters, corporate strategy development, executive succession planning and talent development, and executive compensation for all other NEOs.

Tenure. Ms. Hollub joined Occidental over 40 years ago, and before her appointment as Chief Executive Officer in 2016, she held a variety of increasingly significant leadership and technical positions on three continents.

Performance Assessment. In assessing Ms. Hollub's individual performance for 2023, the Compensation Committee considered her continued dynamic leadership and significant accomplishments. Highlights of the individual performance assessment are set forth below.

- ► Ms. Hollub maximized capital allocation, increased cash flow and drove value across the company.
  - ✓ New operational records and efficiency benchmarks in the Permian, Rockies, Gulf of Mexico, Oman and UAE
  - ✓ OxyChem generated its third-highest year of earnings
  - ✓ Proved reserves increased by ~200 MMboe to ~4,000 MMboe
  - ✓ Announced the strategic, free cash flow accretive acquisition of Midland Basin operator CrownRock
- ► Ms. Hollub continued to grow Occidental's OLCV business and contributed to a sustainable future, as shown by the company:
  - ✓ Acquiring full ownership of DAC technology developer CE
  - ✓ Entering into a joint venture with BlackRock for the development of STRATOS, which provides $550 million of committed investment and leverages Occidental's carbon management expertise and the acquired CE technology to drive low-carbon initiatives
  - ✓ Being selected for a DOE Regional Direct Air Capture Hub grant for the first DAC facility at the South Texas DAC Hub
  - ✓ Achieving 67% reduction in routine flaring for global oil and gas operations in 2023 from our 2020 baseline by sustaining zero routine flaring in the U.S. and commissioning additional compression in Oman
- ► Ms. Hollub successfully optimized the company's long-term return on invested capital by implementing strategic financial measures. In 2023, Occidental:
  - ✓ Generated $12.3 billion of operating cash flow and $5.5 billion of free cash flow before working capital(1)
  - ✓ Completed $1.8 billion of common share repurchases
  - ✓ Redeemed over $1.5 billion or 15% of preferred equity
  - ✓ Regained and reaffirmed its investment-grade credit rating
- ► Ms. Hollub prioritized Occidental's role as a responsible corporate citizen committed to diversity, safety, health and environmental excellence.
  - ✓ Fortune magazine ranked Occidental No. 1 among Most Admired Companies in the Mining, Crude-Oil Production category, 110th position among the 500 Biggest Companies, and Ms. Hollub herself received the prestigious Energy Executive of the Year award
  - ✓ OxyChem plants were honored with the Texas Chemical Council award and the LCA SAFE "Best in Louisiana" award, and Occidental Gulf of Mexico (GOM) received the Center of Offshore Safety's Safety Leadership Award
  - ✓ Occidental continued to address the well-being of employees through programs such as Commit to You, Talk Saves Lives, and DIB

COMPENSATION DECISIONS

Base Salary: Effective February 20, 2023, Ms. Hollub's salary was increased by $200,000 to $1,500,000, which the Compensation Committee determined was appropriate in light of her 2022 performance, scope of responsibilities and given that her base salary had not been fully restored to pre-COVID levels.

Annual Cash Incentive: Ms. Hollub's target ACI award opportunity was set in February 2023 at $2,250,000, an approximate 15% increase from 2022. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Ms. Hollub's LTI award package for 2023 was $11,250,000, an approximate 15% increase from 2022, which the Compensation Committee determined was appropriate in light of her 2022 performance and scope of responsibilities. For information regarding how the Compensation Committee determines the individual components of the LTI program, see *"Elements of the 2023 Compensation Program – Long-Term Incentive Award Program"* beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands


$1,500
Base Salary
$2,250
Annual Cash Incentive
$11,250
Long-Term Incentives
$15,000
Total Annual Compensation

(1) Free cash flow before working capital is a non-GAAP measure. See Annex A for a reconciliation to GAAP.

SUNIL MATHEW | Senior Vice President and Chief Financial Officer



Mr. Mathew has served as Senior Vice President and Chief Financial Officer since August 2023. In this role, he oversees the Accounting, Tax, Treasury, Internal Audit and Investor Relations functions, as well as Corporate Planning and Business Development. Mr. Mathew previously served as Vice President Strategic Planning, Analysis and Business Development since 2020 where he directed the Company's planning and global business development functions and supported management in the development of short and long-term plans, annual capital allocation and business unit performance tracking.

Tenure. Mr. Mathew joined the Company in 2004 and, before his appointment as Senior Vice President and Chief Financial Officer in August 2023, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Mathew's performance, the Compensation Committee considered his contribution in capital allocation and portfolio management to support Occidental's overall strategic goals and performance objectives. Mr. Mathew oversaw the successful acquisition bid process for CrownRock, including evaluation of the assets and engagement with credit rating agencies and financing parties. Mr. Mathew's efforts also included engaging with investors to communicate the rationale for the acquisition and the refreshed cash flow priorities and deleveraging plan. Mr. Mathew's contributions also included optimizing Occidental's cash resources, redeeming $1.5 billion of the preferred equity and repurchasing $1.8 billion of common equity.

COMPENSATION DECISIONS

Base Salary: In connection with Mr. Mathew's appointment as Senior Vice President and Chief Financial Officer on August 9, 2023, Mr. Mathew's base salary was increased by $40,000 to $700,000. Prior to him becoming an executive officer in May 2023, Ms. Hollub set Mr. Mathew's base salary, target ACI award opportunity and target LTI award values.

Annual Cash Incentive: Mr. Mathew's target ACI award opportunity was set by Ms. Hollub at $700,000 prior to his appointment as an executive officer. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Mr. Mathew's LTI award package for 2023 was $3,100,000, which Ms. Hollub determined was appropriate in light of a review of Mr. Mathew's scope of responsibilities and 2022 performance assessment as well as compensation surveys, publicly available peer company data and internal pay equity. For information regarding how the Compensation Committee determines individual components of the LTI program, see "*Elements of the 2023 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands


$700
Base Salary
$700
Annual Cash Incentive
$3,100
Long-Term Incentives
$4,500
Total Annual Compensation

KENNETH DILLON | Senior Vice President



Mr. Dillon is a Senior Vice President of Occidental and the President of International Oil and Gas Operations for Occidental Oil and Gas Corporation, a subsidiary of Occidental. In this role, Mr. Dillon oversees the company's operations in the Middle East, North Africa, South America and the Gulf of Mexico, as well as Major Projects and Supply Chain.

Tenure. Mr. Dillon joined Occidental more than 30 years ago and, before his appointment as Senior Vice President in 2016, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Dillon's performance, the Compensation Committee considered his success in safely completing the Al Hosn Major Project Expansion significantly ahead of schedule, leading to record production in Abu Dhabi while achieving record HSE performance; negotiating the Algeria Plan of Development approval, which enabled commencement of the work program under the new contract; and achieving 40-year record production in Block 9 in Oman. In the Gulf of Mexico, Occidental's first deepwater subsea pump was successfully installed and commissioned. Mr. Dillon's involvement in OLCV major projects led to both STRATOS and other projects meeting project construction targets. Mr. Dillon also led a company-wide AI team to identify and focus on long-term opportunities in the space.

COMPENSATION DECISIONS

Base Salary: Effective February 20, 2023, Mr. Dillon's salary was increased by $50,000 to $760,000, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities.

Annual Cash Incentive: Mr. Dillon's target ACI award opportunity was set at $825,000, unchanged from 2022. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Mr. Dillon's LTI award package for 2023 was $3,500,000, unchanged from 2022, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities. For information regarding how the Compensation Committee determines individual components of the LTI program, see "*Elements of the 2023 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands



$760
Base Salary
$825
Annual Cash Incentive
$3,500
Long-Term Incentives
$5,085
Total Annual Compensation

RICHARD A. JACKSON | Senior Vice President



Mr. Jackson is a Senior Vice President of Occidental and the U.S. Onshore Resources and Carbon Management – President, Operations. In this role, Mr. Jackson leads the development and operations of Occidental's U.S. onshore oil and gas businesses while continuing to advance and integrate the company's low-carbon technologies and opportunities. His responsibilities include accelerating subsurface innovation, delivering value-added resource development and advancing operational technologies and key low carbon innovations.

Tenure. Mr. Jackson joined Occidental more than 19 years ago and, before his appointment as Senior Vice President in 2020, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Jackson's performance, the Compensation Committee considered his contributions to the success of Occidental's U.S. Onshore Resources (Oil and Gas) and Low Carbon technical and business progress. U.S. Onshore Oil and Gas business results included improvements in safety systems and results and strong production and cash flow delivery driven from Permian and Rockies production outperformance. Key advancements in new well performance and inventory generation also were important revenue drivers for 2023. Low Carbon advancements included significant U.S. Onshore Oil and Gas operational emissions reduction through sustained zero routine flaring, gathering and process equipment designs and retrofits, and through emissions measurement and LDAR acceleration technology applications. Mr. Jackson also oversaw CCUS progress through DOE grant partnerships for five key U.S. projects. Additionally, Mr. Jackson advanced DAC progress with STRATOS construction milestones being met or exceeded, more than 1 million tonnes of CDR credit sales in the aggregate and continued market recognition and growth for CDR credits. In addition, sequestration pore space for five strategic hubs now totals approximately six billion tonnes with Class VI injection well permit applications progressing for each hub. Mr. Jackson also was instrumental in Occidental's investment in NET Power, which had a successful initial public offering and commercial plant planning in 2023, as well as other low carbon technology advancements, including direct lithium extraction progress. Mr. Jackson also had significant roles in the acquisition of Carbon Engineering, which closed in November 2023, and the CrownRock transaction, which is expected to close in the second half of 2024.

COMPENSATION DECISIONS

Base Salary: Effective February 20, 2023, Mr. Jackson's salary was increased by $50,000 to $760,000, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities.

Annual Cash Incentive: Mr. Jackson's target ACI award opportunity was set at $800,000, an increase of $100,000 from 2022. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Mr. Jackson's LTI award package for 2023 was $3,500,000, an approximate 9% increase from 2022, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities. For information regarding how the Compensation Committee determines individual components of the LTI program, see "*Elements of the 2023 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands


$760
Base Salary
$800
Annual Cash Incentive
$3,500
Long-Term Incentives
$5,060
Total Annual Compensation

ROBERT L. PETERSON | Senior Vice President



Mr. Peterson has served as Senior Vice President of Occidental since April 2020 and Executive Vice President, Essential Chemistry of Occidental Chemical Corporation (OxyChem) since August 2023. In his new role, Mr. Peterson has executive oversight for our chemical subsidiary OxyChem as well as operational readiness for Occidental's first DAC plant STRATOS and subsequent DAC plants. Mr. Peterson's team also provides early support and capability for the operation and maintenance of other OLCV projects that link with OxyChem's core competencies. Mr. Peterson previously served as Chief Financial Officer from April 2020 until August 2023. In that role, he oversaw the Accounting, Tax, Treasury, Internal Audit and Investor Relations functions, as well as Corporate Planning and Business Development.

Tenure. Mr. Peterson joined Occidental more than 25 years ago and, before his appointment as Executive Vice President, Essential Chemistry of OxyChem in 2023, has held a variety of increasingly significant leadership positions, including as noted above.

Performance Assessment. In assessing Mr. Peterson's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility, as well as his leadership and support for Occidental's overall strategic goals and performance objectives. Mr. Peterson made meaningful contributions with respect to the oversight and management of the company's financial strength, including balance sheet improvement, liquidity and financial controls that ultimately resulted in the company returning to an investment grade rating. Mr. Peterson's efforts also included optimizing the capital program, constructing a shareholder return framework and maintaining open engagement with equity and fixed income investors, banks, and the broader financial community. Mr. Peterson's contributions also included optimizing cash resources such that $1.5 billion of the preferred equity could be retired in addition to repurchases of $1.8 billion of common equity. This work included the use of short-term leverage instruments such as an expanded $600 million accounts receivable securitization facility.

COMPENSATION DECISIONS

Base Salary: Effective February 20, 2023, Mr. Peterson's salary was increased by $30,000 to $740,000, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities.

Annual Cash Incentive: Mr. Peterson's target ACI award opportunity was set at $700,000, unchanged from 2022. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Mr. Peterson's LTI award package for 2023 was $3,200,000, unchanged from 2022, which the Compensation Committee determined was appropriate in light of his 2022 performance and scope of responsibilities. For information regarding how the Compensation Committee determines individual components of the LTI program, see "*Elements of the 2023 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands


$740
Base Salary
$700
Annual Cash Incentive
$3,200
Long-Term Incentives
$4,640
Total Annual Compensation

JEFF F. SIMMONS | Senior Vice President



Mr. Simmons has served as Senior Vice President of Technical and Operations Support and Chief Petrotechnical Officer since 2021, where he directs exploration activities for Occidental's Gulf of Mexico and international assets. He also manages the corporate subsurface engineering and geoscience departments, providing technical support to all of Occidental's oil and gas development projects, and he is responsible for the corporate reserve assurance team.

Tenure. Mr. Simmons joined Occidental more than 23 years ago and, before his appointment as Senior Vice President and Chief Petrotechnical Officer, has held a variety of increasingly significant leadership positions.

Performance Assessment. In assessing Mr. Simmons's performance, the Compensation Committee considered his leadership in rebuilding Occidental's Gulf of Mexico exploration program. Occidental's Gulf of Mexico leasehold position has been materially increased through successful transactions with other companies and active participation in federal oil and gas lease sales in the Gulf of Mexico Outer Continental Shelf (OCS). During 2023, Occidental participated in two area-wide federal oil and gas lease sales that resulted in Occidental acquiring 60 OCS blocks. Through multi-block cross assignments negotiated with other operators and lease sales, Occidental has increased its gross lease position by approximately 70% relative to the end of 2021. Occidental participated in five Gulf of Mexico exploration wells in 2023 resulting in one discovery, which is currently being evaluated for tie-back to Occidental's Lucius facility. Mr. Simmons is also responsible for international exploration, which has been key to sustaining production in Oman. In 2023, related programs contributed to setting new combined production records for Oman Blocks 9, 27 and 65 and enabled first oil sales from Abu Dhabi Block 3. He also provided oversight for the company's reserve assurance process and led corporate subsurface technology teams that provided technical support for development projects worldwide. As Chief Petrotechnical Officer, Mr. Simmons also leads Occidental's Strategic Technical Excellence Program (STEP), which recognizes and advances the importance of technical work in delivering industry-leading results.

COMPENSATION DECISIONS

Base Salary: Mr. Simmons became an executive officer of Occidental in May 2023 after the Compensation Committee had made 2023 compensation decisions for executive officers. Therefore, Mr. Simmons's base salary was set by Ms. Hollub for 2023. Effective February 20, 2023, Mr. Simmons's salary was $670,000.

Annual Cash Incentive: Mr. Simmons's target ACI award opportunity was set by Ms. Hollub at $700,000. Based on the company's performance, the Compensation Committee approved an ACI payout of 150% of target.

Long-Term Incentives: The target grant date value of Mr. Simmons's LTI award package for 2023 was $3,000,000, which Ms. Hollub determined was appropriate in light of a review of Mr. Simmons's scope of responsibilities and 2022 performance assessment as well as compensation surveys, publicly available peer company data and internal pay equity. For information regarding how the Compensation Committee determines individual components of the LTI program, see "*Elements of the 2023 Compensation Program – Long-Term Incentive Award Program*" beginning on page 45.

2023 TARGET COMPENSATION

($) in Thousands


$670
Base Salary
$700
Annual Cash Incentive
$3,000
Long-Term Incentives
$4,370
Total Annual Compensation

Additional Compensation Policies and Practices

Stock Ownership Guidelines

Occidental's stock ownership guidelines are intended to more closely align the interests of the NEOs with those of the company's shareholders. The ownership guidelines range from two to six times the officer's annual base salary, based on position, as illustrated below:

Position	Multiple of Base Salary
Chief Executive Officer	6
Chief Financial Officer	4
Senior Vice Presidents	3
Vice Presidents	2

An officer who does not meet the minimum ownership guidelines may not sell any shares of Occidental common stock until he or she meets the ownership guidelines and would continue to meet the ownership guidelines following any such sale. Unvested performance-based stock awards, unvested PSUs and unexercised stock options do not count toward satisfaction of the stock ownership guidelines. Officers subject to the guidelines are expected to comply within five years from the later of the effective date of the guidelines or the date the individual is named to a participating position.

Equity Grant Practices

At its regularly scheduled February 2023 meeting, the Compensation Committee approved equity grants pursuant to the LTI program with a grant date of March 1, 2023. The grant date fair value of each of the CROCE and RSU awards was based on the closing price of Occidental's common stock on the NYSE on the grant date, and the grant date fair value of the TSR award also incorporates the estimated payout percentage of the award as of the grant date. As specifically authorized by the terms of the 2015 LTIP, the Board, upon the recommendation of the Compensation Committee, has delegated to Ms. Hollub the authority to grant equity awards in certain circumstances to new employees and to grant equity awards to Occidental's employees who are not executive officers within specified limits.

Potential Recoupment of Compensation Due to Misconduct

In November 2023, Occidental adopted the Occidental Petroleum Corporation Clawback Policy, which is intended to comply with the requirements of NYSE Listing Standard 303A.14 implementing Rule 10D-1 under the Securities Exchange Act. In the event Occidental is required to prepare an accounting restatement of Occidental's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, Occidental will recover the excess incentive-based compensation received by any covered executive officer, including the NEOs, during the prior three fiscal years that exceeds the amount that the executive officer otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

In addition, Occidental may recoup certain compensation (including both time- and performance-based LTI awards) from executive officers in the event of misconduct pursuant to the terms of Occidental's Code of Business Conduct, the terms of the ACI awards and the 2015 LTIP. Occidental's Code of Business Conduct prohibits any officer, employee or director from violating or circumventing any law of the United States or a foreign country or engaging in unethical conduct during the course of his or her employment. The Audit Committee oversees compliance with the Code of Business Conduct and has put in place procedures, including a compliance hotline, to encourage prompt reporting of violations or suspected violations of the Code of Business Conduct, without fear of retaliation. In general, misconduct may have several consequences, including:

- Disciplinary action, which may include termination, referral for criminal prosecution and reimbursement to Occidental or others for any losses or damages resulting from the violation;
- Forfeiture of stock awards, in whole or in part, in the case of an employee's termination for cause; and
- Forfeiture or reduction of the ACI award for violations of the Code of Business Conduct or related policies.

In addition, the 2015 LTIP includes a provision that gives Occidental the contractual right to recoup awards where a participant has breached Occidental's Business Code of Conduct by violating applicable law or company policy or engaging in unethical conduct.

Risk Assessment of Compensation Policies and Practices

Although the majority of the executive compensation program is performance-based, the Compensation Committee believes Occidental's compensation programs do not encourage unnecessary or excessive risk-taking. In reaching its conclusion, the Compensation Committee reviewed the findings of a risk-taking analysis performed by its independent compensation consultant, Meridian. The Compensation Committee concurred with Meridian's finding that Occidental's compensation programs include multiple features that appropriately mitigate excessive risk-taking and that the compensation programs do not encourage excessive risk-taking. With respect to the executive compensation program, the compensation features that are indicative of appropriate risk-taking include:

- **Diversified Performance Metrics.** The ACI award and LTI awards consider multiple performance criteria, rather than a single metric.
- **Balanced Pay Mix.** The total compensation opportunity features an effective balance between short- and long-term compensation components.
- **Capped Awards.** Performance-based stock awards and the ACI award are capped as a percentage of the targeted award and payout of the TSR award is capped at target if Occidental's absolute TSR is negative over the performance period.
- **Stock Ownership Guidelines and Holding Periods.** Meaningful stock ownership guidelines and holding requirements for executives encourage a long-term perspective and require holding stock for extended periods.
- **Clawback Provisions.** The ACI award and LTI awards are subject to clawback provisions beyond legal requirements, including forfeiture and recoupment provisions of awards in the event of violations of Occidental's Code of Business Conduct.
- **Anti-Hedging Provisions.** Occidental's executive officers, directors and other employees are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Occidental's securities.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis section for the year ended December 31, 2023. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2024 Annual Meeting of Shareholders.

Respectfully submitted,

THE EXECUTIVE COMPENSATION COMMITTEE

Jack B. Moore (Chair)
William R. Klesse
Avedick B. Poladian
Kenneth B. Robinson

Executive Compensation Tables

Summary Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards[(1)]	Option Awards	Non-Equity Incentive Plan Compensation[(2)]	Nonqualified Deferred Compensation Earnings[(3)]	All Other Compensation[(4)]	Total
Vicki Hollub President and Chief Executive Officer	2023	$ 1,472,603	$ —	$12,028,476	$ —	$ 3,375,000	$ 174,726	$ 684,214	$17,735,019
	2022	$ 1,258,082	$ 312,000	$ 7,312,830	$ 2,437,542	$ 3,003,000	$ 96,545	$ 549,511	$14,969,510
	2021	$ 1,000,000	$ —	$ 5,512,829	$ 1,837,511	$ 2,400,000	$ —	$ 318,199	$11,068,539
Sunil Mathew[(5)] Senior Vice President and Chief Financial Officer	2023	$ 670,411	$ —	$ 3,457,479	$ —	$ 1,050,000	$ 44,919	$ 264,122	$ 5,486,931
Kenneth Dillon Senior Vice President and President, International Oil and Gas Operations	2023	$ 753,151	$ —	$ 3,742,166	$ —	$ 1,237,500	$ 101,562	$ 315,989	$ 6,150,368
	2022	$ 705,110	$ 99,000	$ 2,625,184	$ 875,020	$ 1,303,500	$ 59,048	$ 295,601	$ 5,962,463
	2021	$ 675,000	$ —	$ 2,212,632	$ 737,503	$ 1,280,000	$ —	$ 169,936	$ 5,075,071
Richard A. Jackson Senior Vice President and President, ORCM, Operations	2023	$ 753,151	$ —	$ 3,742,166	$ —	$ 1,200,000	$ 71,228	$ 279,206	$ 6,045,751
	2022	$ 701,616	$ 84,000	$ 2,400,147	$ 800,032	$ 1,106,000	$ 40,166	$ 251,981	$ 5,383,942
	2021	$ 650,000	$ —	$ 2,100,135	$ 700,003	$ 1,040,000	$ —	$ 163,523	$ 4,653,661
Robert L. Peterson[(6)] Senior Vice President and Executive Vice President, Essential Chemistry, OCC	2023	$ 735,890	$ —	$ 3,421,431	$ —	$ 1,050,000	$ 80,483	$ 288,215	$ 5,576,019
	2022	$ 701,616	$ 84,000	$ 2,400,147	$ 800,032	$ 1,106,000	$ 46,113	$ 271,909	$ 5,409,817
	2021	$ 650,000	$ —	$ 2,100,135	$ 700,003	$ 1,040,000	$ —	$ 170,980	$ 4,661,118
Jeff F. Simmons[(7)] Senior Vice President and Chief Petrotechnical Officer	2023	$ 665,890	$ —	$ 3,346,000	$ —	$ 1,050,000	$ 125,733	$ 273,937	$ 5,461,560

(1) For 2023, amounts shown represent the aggregate grant date fair value of the CROCE, RSU and TSR long-term incentive awards granted to the NEOs, as applicable. The grant date fair value of each of the CROCE and RSU awards equals the target number of stock units granted multiplied by Occidental's closing stock price on the grant date. The grant date fair value of the TSR award is calculated based on a Monte-Carlo valuation on the date of grant, determined under Financial Accounting Standards Board Accounting Standard Codification Topic 718 (FASB ASC 718). See Note 15 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the TSR award. The maximum values of the 2023 TSR awards as of the grant date for Ms. Hollub, Mr. Mathew, Mr. Dillon, Mr. Jackson, Mr. Peterson and Mr. Simmons were approximately $6.8 million, $3.1 million, $2.1 million, $2.1 million, $1.9 million and $3.0 million, respectively. The maximum values of the 2023 CROCE awards as of the grant date for Ms. Hollub, Mr. Dillon, Mr. Jackson and Mr. Peterson were approximately $6.8 million, $2.1 million, $2.1 million and $1.9 million, respectively. Mr. Mathew and Mr. Simmons did not receive the 2023 CROCE awards. The RSU award has no above-target payout scenario. For more information, see "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Long-Term Incentive Award Program*" beginning on page 45.

(2) Amounts shown represent the final, earned ACI award. For more information regarding the 2023 ACI award, see "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Annual Cash Incentive*" beginning on page 43.

(3) Amounts shown represent the amount of any above-market earnings on nonqualified deferred compensation for the NEOs. For more information on nonqualified deferred compensation, see "*Executive Compensation Tables–Nonqualified Deferred Compensation*" on page 60.

(4) The following table shows "All Other Compensation" amounts for 2023 for the NEOs. In accordance with SEC rules, benefits that are generally available to all full-time salaried U.S. employees, such as medical, dental, life insurance, health savings and flexible spending accounts, are not shown.

	V. Hollub	S. Mathew	K. Dillon	R. Jackson	R. Peterson	J. Simmons
Savings Plan[(a)]	$ 23,100	$ 23,100	$ 23,100	$ 23,100	$ 23,100	$ 23,100
SRP II[(b)]	$ 649,831	$ 241,022	$ 281,606	$ 256,106	$ 252,832	$ 250,837
Personal Benefits	$ 11,283 [(c)]	$ —	$ 11,283 [(c)]	$ —	$ 12,283 [(d)]	$ —
Total	**$ 684,214**	**$ 264,122**	**$ 315,989**	**$ 279,206**	**$ 288,215**	**$ 273,937**

(a) Occidental's contribution to the Occidental Petroleum Corporation Savings Plan (Savings Plan), a defined contribution 401(k) plan, as described on page 47.

(b) Occidental's contribution to the Supplemental Retirement Plan II (SRP II), a nonqualified, defined contribution retirement plan, as described on page 60.

(c) Excess liability insurance premiums.

(d) Financial and tax planning services paid for by Occidental and excess liability insurance premiums.

(5) Mr. Mathew was appointed as an executive officer of Occidental in May 2023 and as Senior Vice President and Chief Financial Officer of Occidental effective August 9, 2023.

(6) Mr. Peterson served as Senior Vice President and Chief Financial Officer until August 9, 2023 and transitioned to his current role as of such date.

(7) Mr. Simmons was appointed as an executive officer of Occidental in May 2023.

Grants of Plan-Based Awards

The table below shows the plan-based awards granted by the Compensation Committee to the NEOs in 2023. For a summary of the key terms of the awards granted pursuant to the 2023 long-term incentive award program, see "*Elements of the 2023 Compensation Program–Long-Term Incentive Award Program*" beginning on page 45. For the actual amounts earned under the ACI award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 56.

GRANTS OF PLAN-BASED AWARDS

Name/Type of Award	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
V. Hollub									
ACI		$—	$2,250,000	$4,500,000					
CROCE[(2)]	03/01/2023				14,131	56,524	113,048		$3,375,048
RSU[(3)]	03/01/2023							75,365	$4,500,044
TSR[(4)]	03/01/2023				14,131	56,524	113,048		$4,153,384
S. Mathew									
ACI		$—	$ 700,000	$1,400,000					
RSU[(3)]	03/01/2023							25,959	$1,550,012
TSR[(4)]	03/01/2023				6,490	25,959	51,918		$1,907,467
K. Dillon									
ACI		$—	$ 825,000	$1,650,000					
CROCE[(2)]	03/01/2023				4,397	17,585	35,170		$1,050,000
RSU[(3)]	03/01/2023							23,447	$1,400,020
TSR[(4)]	03/01/2023				4,397	17,585	35,170		$1,292,146
R. Jackson									
ACI		$—	$ 800,000	$1,600,000					
CROCE[(2)]	03/01/2023				4,397	17,585	35,170		$1,050,000
RSU[(3)]	03/01/2023							23,447	$1,400,020
TSR[(4)]	03/01/2023				4,397	17,585	35,170		$1,292,146
R. Peterson									
ACI		$—	$ 700,000	$1,400,000					
CROCE[(2)]	03/01/2023				4,020	16,078	32,156		$ 960,017
RSU[(3)]	03/01/2023							21,437	$1,280,003
TSR[(4)]	03/01/2023				4,020	16,078	32,156		$1,181,411
J. Simmons									
ACI		$—	$ 700,000	$1,400,000					
RSU[(3)]	03/01/2023							25,122	$1,500,035
TSR[(4)]	03/01/2023				6,281	25,122	50,244		$1,845,965

(1) Amounts shown reflect the possible payout range of the 2023 ACI award. For the actual amounts earned pursuant to the ACI award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 56. For 2023, payout of the ACI award was based on Occidental's performance with respect to certain key company performance metrics. The ACI award is described further under "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Annual Cash Incentive*" beginning on page 43.

(2) The grant date fair value of the CROCE award is equal to the target number of CROCE PSUs originally granted multiplied by $59.71, the closing price of Occidental's common stock on the grant date. Actual payout of the CROCE award may be zero or range from 25% to 200% of the target number of CROCE PSUs granted based on Occidental's CROCE at the end of the three-year performance period. For more information regarding the payout possibilities of the CROCE award, please see "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Long-Term Incentive Award Program—Cash Return on Capital Employed (CROCE) Award*" on page 46.

(3) The grant date fair value of the RSU award is equal to the number of RSUs granted multiplied by $59.71, the closing price of Occidental's common stock on the grant date. The RSU award vests ratably over three years with one-third vesting on each of February 29, 2024 and February 28, 2025 and 2026, subject to continued employment, and is payable in shares of common stock upon vesting. The vested shares are subject to a two-year holding period. The value of the RSU award at vesting will depend on the closing price of Occidental's common stock on each vesting date. For more information regarding the RSU award, see "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Long-Term Incentive Award Program—Restricted Stock Unit (RSU) Award*" on page 46.

(4) The grant date fair value of the TSR award is based on a Monte Carlo simulation in accordance with FASB ASC 718. Actual payout of the TSR award may be zero or range from 25% to 200% of the target number of TSR PSUs granted based on Occidental's TSR at the end of the three-year performance period as compared to the TSR of the performance peer companies, and whether Occidental's absolute TSR value for the performance period is positive. For more information regarding the payout possibilities of the TSR award, please see "*Compensation Discussion and Analysis—Elements of the 2023 Compensation Program—Long-Term Incentive Award Program—Total Shareholder Return (TSR) Award*" beginning on page 45.

Outstanding Equity Awards

The table below sets forth the outstanding equity awards held by the NEOs as of December 31, 2023.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2023

		Nonqualified Stock Options and Stock Appreciation Rights				Stock Awards			
Name/ Type of Award	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]
V. Hollub									
NQSO	02/14/2020	599,309		$40.03	02/14/2030				
NQSO[3]	02/12/2021	96,303	48,151	$25.39	02/12/2031				
NQSO[3]	02/11/2022	34,738	69,475	$42.98	02/11/2032				
SAR	02/14/2020	256,846		$40.03	02/14/2030				
RSU[4]	02/12/2021					24,124	$1,440,444		
RSU[4]	02/11/2022					37,808	$2,257,516		
RSU[4]	03/01/2023					75,365	$4,500,044		
CROCE[5]	02/11/2022							113,426	$6,772,666
CROCE[5]	03/01/2023							113,048	$6,750,096
TSR[6]	02/11/2022							78,360	$4,678,876
TSR[6]	03/01/2023							56,524	$3,375,048
S. Mathew									
RSU[4]	02/12/2021					16,410	$ 979,841		
RSU[4]	02/11/2022					22,491	$1,342,938		
RSU[4]	03/01/2023					25,959	$1,550,012		
TSR[6]	02/11/2022							46,614	$2,783,322
TSR[6]	03/01/2023							25,959	$1,550,012
K. Dillon									
NQSO	02/14/2020	240,539		$40.03	02/14/2030				
NQSO[3]	02/12/2021	38,652	19,326	$25.39	02/12/2031				
NQSO[3]	02/11/2022	12,470	24,940	$42.98	02/11/2032				
RSU[4]	02/12/2021					9,682	$ 578,112		
RSU[4]	02/11/2022					13,572	$ 810,384		
RSU[4]	03/01/2023					23,447	$1,400,020		
CROCE[5]	02/11/2022							40,718	$2,431,272
CROCE[5]	03/01/2023							35,170	$2,100,001
TSR[6]	02/11/2022							28,130	$1,679,642
TSR[6]	03/01/2023							17,585	$1,050,000
R. Jackson									
NQSO[3]	02/12/2021	36,687	18,343	$25.39	02/12/2031				
NQSO[3]	02/11/2022	11,402	22,802	$42.98	02/11/2032				
RSU[4]	02/12/2021					9,190	$ 548,735		
RSU[4]	02/11/2022					12,409	$ 740,941		
RSU[4]	03/01/2023					23,447	$1,400,020		
CROCE[5]	02/11/2022							37,228	$2,222,884
CROCE[5]	03/01/2023							35,170	$2,100,001
TSR[6]	02/11/2022							25,718	$1,535,622
TSR[6]	03/01/2023							17,585	$1,050,000

Name/ Type of Award	Grant Date	Nonqualified Stock Options and Stock Appreciation Rights: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)[1]	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[2]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[2]
R. Peterson									
NQSO[3]	02/12/2021	36,687	18,343	25.39	02/12/2031				
NQSO[3]	02/11/2022	11,402	22,802	42.98	02/11/2032				
RSU[4]	02/12/2021					9,190	$ 548,735		
RSU[4]	02/11/2022					12,409	$ 740,941		
RSU[4]	03/01/2023					21,437	$1,280,003		
CROCE[5]	02/11/2022							37,228	$2,222,884
CROCE[5]	03/01/2023							32,156	$1,920,035
TSR[6]	02/11/2022							25,718	$1,535,622
TSR[6]	03/01/2023							16,078	$ 960,017
J. Simmons									
RSU[4]	02/12/2021					16,410	$ 979,841		
RSU[4]	02/11/2022					23,266	$1,389,213		
RSU[4]	03/01/2023					25,122	$1,500,035		
TSR[6]	02/11/2022							48,222	$2,879,336
TSR[6]	03/01/2023							25,122	$1,500,035

(1) Anti-dilution adjustments were previously made to the exercise price and the number of shares of common stock underlying the 2020 NQSO and stock appreciation right (SAR) awards in connection with the warrant distribution on August 3, 2020. The closing price of Occidental's common stock on the NYSE on December 29, 2023 ($59.71) was in excess of the strike price of the outstanding NQSO awards and the grant price of the 2020 SAR award.

(2) The dollar amounts shown represent the product of the number of shares or units shown in the column immediately to the left and $59.71, the closing price of Occidental's common stock on the NYSE on December 29, 2023.

(3) The remaining unvested portion of the 2021 NQSO award vested on February 28, 2024. One-third of the 2022 NQSO award vested on February 28, 2024, and the remaining unvested portion will vest on February 28, 2025.

(4) The RSU awards vest ratably over a three-year period, subject to continued employment. The unvested portion of the RSU award granted in February 2021 vested on February 28, 2024; one-third of the RSU award granted in February 2022 vested on February 28, 2024 and the remaining unvested portion will vest on February 28, 2025; one-third of the RSU award granted in February 2023 vested on February 29, 2024 and the remaining unvested portion will vest ratably on February 28, 2025 and 2026.

(5) Pursuant to SEC rules, the values shown for the CROCE awards granted in 2022 and 2023 reflect a payout at the maximum performance level based on Occidental's above-target performance through December 31, 2023. The CROCE awards vest based on the achievement of the applicable CROCE performance goal over the three-year performance period. The performance periods for the 2022 and 2023 CROCE awards end on December 31, 2024 and December 31, 2025, respectively. The ultimate payout may be less than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(6) Pursuant to SEC rules, the values shown for the TSR awards granted in 2022 reflect a payout at the maximum performance level, based on the above-target performance of Occidental through December 31, 2023, and the values shown for the TSR awards granted in 2023 reflect a payout at the target performance level, based on the above-threshold but below target performance of Occidental through December 31, 2023. The TSR awards vest based on the achievement of the applicable TSR performance goal over the three-year performance period. The performance periods for the 2022 and 2023 TSR awards end on December 31, 2024 and December 31, 2025, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

Stock Vested in 2023

The following table summarizes, for the NEOs, the stock awards vested during 2023. No NQSO or SAR awards were exercised by the NEOs in 2023.

PREVIOUSLY GRANTED STOCK AWARDS VESTED IN 2023

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
V. Hollub	319,077	$18,955,104
S. Mathew	92,080	$ 5,462,606
K. Dillon	116,591	$ 6,935,902
R. Jackson	113,632	$ 6,757,114
R. Peterson	113,231	$ 6,733,632
J. Simmons	97,276	$ 5,766,883

(1) Amounts shown represent the product of the number of shares vested and the closing price of Occidental's common stock on the NYSE on either the award's certification date, for performance-based awards, or the award's vesting date, for time-vested awards. In each case, the number of shares acquired at vesting and the value realized at vesting do not include any reduction in vested shares or value realized associated with the withholding of shares to satisfy tax withholding obligations.

Nonqualified Deferred Compensation

Supplemental Retirement Plan II

Employees whose participation in Occidental's tax-qualified defined contribution plans is limited by applicable tax laws are eligible to participate in Occidental's SRP II, which provides additional retirement benefits outside of those limitations.

Annual plan allocations for each participant restore the amounts that would have accrued for salary, ACI award amounts and bonus amounts, if any, under the qualified plans, but for the tax law limitations. Account balances are fully vested after three years of service and are payable following a separation from service, or upon the attainment of a specified age, as elected by the participant. Each of the NEOs is fully vested in his or her aggregate balance shown on page 61.

Interest on SRP II accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the preceding month plus 2%, on a daily basis with monthly compounding.

Modified Deferred Compensation Plan

Under the MDCP, the maximum amount of an executive officer's salary or ACI award payment that may be deferred for any one year is limited to $150,000. A participant's overall plan balance must be less than $2 million at the end of any given year to enable a participant to defer compensation for the subsequent year. Interest on MDCP accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the preceding month plus 2%, on a daily basis with monthly compounding.

The following table sets forth the 2023 contributions, earnings, withdrawals and balances under the SRP II and the MDCP, to the extent the NEOs participated in such plans. The footnotes provide information about other amounts that were previously reported as compensation in the Summary Compensation Table on page 56 for 2023 and prior years.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in 2023[1]	Occidental Contributions in 2023[2]	Aggregate Earnings in 2023[3]	Aggregate Withdrawals/ Distributions in 2023	Aggregate Balance at 12/31/23[4]
V. Hollub	SRP II	$—	$649,831	$268,470	$ —	$4,950,956
	MDCP	$—	$ —	$ 20,519	$13,054	$ 358,810
S. Mathew	SRP II	$—	$241,022	$ 71,594	$ —	$1,352,649
	MDCP	$—	$ —	$ —	$ —	$ —
K. Dillon	SRP II	$—	$281,606	$161,877	$ —	$2,941,772
	MDCP	$—	$ —	$ —	$ —	$ —
R. Jackson	SRP II	$—	$256,106	$113,526	$ —	$2,091,043
	MDCP	$—	$ —	$ —	$ —	$ —
R. Peterson	SRP II	$—	$252,832	$128,278	$ —	$2,346,566
	MDCP	$—	$ —	$ —	$ —	$ —
J. Simmons	SRP II	$—	$250,837	$131,177	$ —	$2,395,620
	MDCP	$—	$ —	$141,631	$ —	$2,476,721

(1) No employee contributions to the SRP II are permitted, and none of the NEOs made contributions to the MDCP in 2023.

(2) Amounts represent Occidental's 2023 contributions to the SRP II, which are reported under "All Other Compensation" in the Summary Compensation Table on page 56. Occidental did not make any contributions to the MDCP on behalf of any of the NEOs during 2023.

(3) Amounts include above-market earnings reported under "Nonqualified Deferred Compensation Earnings" in the Summary Compensation Table on page 56.

(4) The aggregate balance for each NEO who participates in the SRP II and/or the MDCP, as applicable, reflects the cumulative value, as of December 31, 2023, of the contributions to the NEO's account, earnings on those contributions and any withdrawals or distributions since the NEO began participating in the plan. We previously reported Occidental contributions for the NEOs in the Summary Compensation Table for fiscal years prior to 2023 in the following aggregate amounts: Ms. Hollub – $2,968,072; Mr. Dillon – $651,456; Mr. Jackson – $373,854 and Mr. Peterson – $572,563. Mr. Mathew and Mr. Simmons were not NEOs prior to 2023. We previously reported above-market earnings for the NEOs in the Summary Compensation Table for fiscal years prior to 2023 in the following aggregate amounts: Ms. Hollub – $96,545; Mr. Dillon – $59,048; Mr. Jackson – $40,166 and Mr. Peterson – $46,113.

Executive Severance and Change in Control

Occidental adopted the Severance Plan and the CIC Severance Plan (each as defined below) to allow Occidental's executives to continue to exercise their judgment and perform their responsibilities without the potential for distraction that can arise from concerns regarding their personal circumstances. In reviewing each plan, the Compensation Committee consulted with its independent compensation consultant, Meridian, to develop market-based severance benefits that are competitive within the oil and gas industry and that reflect broader U.S. industry practices.

Receipt of any severance benefits is subject to the executive's execution of a release of any claims against Occidental, as well as compliance with any restrictive covenants that the Compensation Committee determines in its discretion.

Executive Severance Plan

Occidental maintains the Occidental Petroleum Corporation Executive Severance Plan (the Severance Plan), which is applicable to Occidental's executive officers. The Severance Plan provides severance benefits in the event that an eligible executive's employment with Occidental and its subsidiaries is terminated other than for "cause" (as defined in the Severance Plan). The Severance Plan does not provide benefits upon a resignation by an executive for any reason. The severance benefits provided under the Severance Plan are as follows:

- **Cash Severance.** Cash severance equal to 1.5 times (or, in the case of Occidental's Chief Executive Officer, 2.0 times) the sum of (A) the executive's base salary in effect on the termination date and (B) the executive's target annual bonus.
- **Pro-Rata Bonus.** The pro-rata portion of the executive's target annual bonus for the year of termination.
- **Welfare Benefits.** Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans, for two years following the termination date.
- **Accelerated or Continued Vesting of Long-Term Incentive Awards.** The service-based vesting condition applicable to any long-term incentive award would be deemed to be met with respect to a pro-rata portion of the award. If the award is also subject to performance-based vesting conditions, the pro-rata portion of such award would continue to be subject to the satisfaction of the applicable performance conditions. Any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.
- **Outplacement.** Outplacement services for up to nine months following the termination date.

The Severance Plan also includes a "net best after tax provision" such that if any of the executive's payments under the Severance Plan or otherwise would be subject to "golden parachute" excise taxes under the Internal Revenue Code, the payments to the executive will be reduced in order to limit or avoid the "golden parachute" excise tax if and to the extent such reduction would produce an expected better after-tax result for the executive.

Change in Control Severance Plan

Occidental also maintains the Occidental Petroleum Corporation Executive Change in Control Severance Plan (the CIC Severance Plan), which provides enhanced severance benefits to Occidental's executive officers upon qualifying terminations of employment within two years following a Change in Control (as defined in the CIC Severance Plan).

The CIC Severance Plan complements Occidental's Executive Severance Plan, which provides severance benefits upon qualifying terminations before a Change in Control and after the two-year protection period following the Change in Control but does not provide for enhanced change in control termination protections.

Severance benefits are payable under the CIC Severance Plan if an eligible executive's employment with Occidental and its subsidiaries is terminated within two years following a Change in Control either (A) by Occidental (other than for "cause" (as defined in the CIC Severance Plan)) or (B) by the executive for "good reason" (as defined in the CIC Severance Plan). The severance benefits provided under the CIC Severance Plan are as follows:

- **Cash Severance.** Cash severance equal to 2.00 times (or, in the case of Occidental's Chief Executive Officer, 2.99 times) the sum of (A) the executive's base salary (based on the highest base salary in effect at any time during the three-year period preceding the Change in Control or at any time on or after the Change in Control) and (B) the executive's target annual bonus.
- **Pro-Rata Bonus.** The pro-rata portion of the executive's annual bonus for the year of termination, determined based on the greater of (A) the executive's target annual bonus and (B) the amount of such bonus that would have been due for the full year based on actual results for such year, had the executive remained employed through the payment date.
- **Welfare Benefits.** Continued participation of the executive (and eligible dependents) in the basic life, medical and dental plans in which the executive participated immediately before the termination date at the same rates and levels that the executive participated prior to termination, in accordance with the terms of such plans, for two years following the termination date.
- **Accelerated Vesting of Long-Term Incentive Awards.** Vesting of all outstanding long-term incentive awards with performance-based awards vesting at the greater of target performance and actual performance, except that any individual performance goals that are not based on objective financial performance criteria would be deemed earned at target performance.
- **Outplacement.** Outplacement services for up to nine months following the termination date.

Like the Severance Plan, the CIC Severance Plan also includes a "net best after tax provision."

Retirement Policy

On February 15, 2023, the Compensation Committee designated each of Occidental's NEOs and certain other key employees as eligible participants under the Occidental Petroleum Corporation Retirement Policy (the Retirement Policy).

The Retirement Policy establishes general guidelines and principles with respect to the retirement of eligible executives and is designed to support Occidental's succession planning and talent development strategy. Under the Retirement Policy, executives are expected to help in the transition of their roles and in exchange for such assistance will be eligible to receive the following benefits in the event of an Eligible Retirement (as defined below), subject to the executive's execution of a separation agreement (which will include a release of claims and may include confidentiality, non-competition and non-solicitation covenants):

- **Accelerated Vesting of Long-Term Incentive Awards.** Accelerated vesting of outstanding long-term incentive awards, with any performance-based awards subject to actual performance; and
- **Pro-Rata Bonus.** A pro-rated annual bonus for the year in which such Eligible Retirement occurs (pro-rated based on the number of days employed during the performance period), subject to actual performance.

An "Eligible Retirement" under the Retirement Policy means the executive's retirement in accordance with Occidental's general succession planning efforts after (i) reaching at least 60 years of age and (ii) completing at least 10 years of eligible service (or five years of service directly with Occidental if the executive became an Occidental employee due to Occidental's purchase of another business), so long as such executive (A) provides six months written notice of his or her intent to retire, (B) cooperates with the transition of such executive's role, and (C) complies with any applicable restrictive covenants.

As of December 31, 2023, Ms. Hollub, Mr. Dillon and Mr. Simmons were the only NEOs who could qualify for an Eligible Retirement based on their age and years of eligible service with Occidental.

Potential Payments upon Termination or Change in Control

Payments and other benefits provided to NEOs in various termination circumstances or in connection with a change in control are subject to certain policies, plans and agreements. The material terms of these arrangements are summarized above and below. Except as described in this CD&A, Occidental does not have any other agreements or plans that will require compensation to be paid to NEOs in the event of a termination of employment or a change in control.

Golden Parachute Policy. Occidental's Golden Parachute Policy provides that, subject to certain exceptions, Occidental will not grant Golden Parachute Benefits (as defined in the policy) to any senior executive that exceed 2.99 times his or her salary plus ACI pay, unless the grant of such benefits is approved by a vote of Occidental's shareholders. The complete Golden Parachute Policy is available at www.oxy.com.

Outstanding Equity Awards. All outstanding awards held by our NEOs are subject to double-trigger vesting upon a "change in control" (as defined in the 2015 LTIP). Payout under each of the outstanding equity awards in the event of various termination circumstances or in connection with a termination following a change in control are described in more detail in the footnotes to the Potential Payments table on page 63.

Potential Payments

In the table that follows, payments and other benefits provided to the NEOs in connection with various termination and termination following a change in control situations are set out as if the conditions for payment had occurred and the applicable triggering events took place on December 31, 2023, with equity values calculated using the closing price of Occidental's common stock as of December 29, 2023 ($59.71), the last trading day of our 2023 fiscal year. The amounts shown are in addition to the payments and benefits that are potentially available to all full-time salaried U.S. payroll employees, such as amounts vested under the Savings Plan and other tax-qualified retirement plans, amounts vested under Occidental's nonqualified deferred compensation plans, payment for accrued PTO up to a maximum accrual ceiling of 350 hours, and disability benefits, among others.

Actual amounts to be paid will depend on several factors, such as the date of each NEO's separation from Occidental or the occurrence of a change in control event, Occidental's ultimate achievement of performance goals underlying performance awards and the price of Occidental's common stock when such awards are earned, if at all. The disclosures below do not take into consideration any requirements under Section 409A of the Internal Revenue Code, which could affect the timing of payments and distributions, or any reductions resulting from the application of the net best after tax provisions under the Severance Plan and CIC Severance Plan.

Name/Type of Benefit[(1)]	Retirement[(2)]	Death or Disability	Involuntary Termination without Cause[(3)]	Change in Control	Change in Control and Qualifying Termination[(4)]
V. Hollub					
RSU Awards[(5)]	$ 8,198,004	$ 3,408,486	$ 3,408,486	$ —	$ 8,198,004
CROCE Awards[(6)]	$12,000,616	$ 6,252,230	$ 6,252,230	$ —	$12,000,616
TSR Awards[(7)]	$ 5,755,516	$ 3,475,073	$ 3,475,073	$ —	$ 8,053,924
NQSOs[(8)]	$ 2,814,859	$ 2,814,859	$ 1,871,670	$ —	$ 2,814,859
Cash Severance[(9)]	$ —	$ —	$ 7,500,000	$ —	$11,212,500
Pro-Rata Bonus[(9)]	$ 3,375,000	$ 3,375,000	$ 2,250,000	$ —	$ 3,375,000
Health & Welfare Benefits[(9)]	$ —	$ —	$ 41,612	$ —	$ 41,612
Outplacement[(9)]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 32,143,995**	**$ 19,325,648**	**$ 24,829,071**	**$ —**	**$ 45,726,515**
S. Mathew					
RSU Awards[(5)]	$ 1,816,080	$ 1,816,080	$ 1,816,080	$ —	$ 3,872,791
TSR Awards[(7)]	$ 2,948,007	$ 2,018,561	$ 2,018,561	$ —	$ 4,333,334
Cash Severance[(9)]	$ —	$ —	$ 2,100,000	$ —	$ 2,800,000
Pro-Rata Bonus[(9)]	$ 1,050,000	$ 1,050,000	$ 700,000	$ —	$ 1,050,000
Health & Welfare Benefits[(9)]	$ —	$ —	$ 57,312	$ —	$ 57,312
Outplacement[(9)]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 5,814,087**	**$ 4,884,641**	**$ 6,721,953**	**$ —**	**$ 12,143,437**
K. Dillon					
RSU Awards[(5)]	$ 2,788,517	$ 1,214,621	$ 1,214,621	$ —	$ 2,788,517
CROCE Awards[(6)]	$ 4,057,722	$ 2,161,173	$ 2,161,173	$ —	$ 4,057,722
TSR Awards[(7)]	$ 2,014,592	$ 1,230,407	$ 1,230,407	$ —	$ 2,729,643
NQSOs[(8)]	$ 1,080,515	$ 1,080,515	$ 730,648	$ —	$ 1,080,515
Cash Severance[(9)]	$ —	$ —	$ 2,377,500	$ —	$ 3,170,000
Pro-Rata Bonus[(9)]	$ 1,237,500	$ 1,237,500	$ 825,000	$ —	$ 1,237,500
Health & Welfare Benefits[(9)]	$ —	$ —	$ 36,816	$ —	$ 36,816
Outplacement[(9)]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 11,178,846**	**$ 6,924,216**	**$ 8,606,165**	**$ —**	**$ 15,130,713**

Name/Type of Benefit[1]	Retirement[2]	Death or Disability	Involuntary Termination without Cause[3]	Change in Control	Change in Control and Qualifying Termination[4]
R. Jackson					
RSU Awards[5]	$ 1,160,942	$ 1,160,942	$ 1,160,942	$ —	$ 2,689,697
CROCE Awards[6]	$ 2,764,602	$ 2,022,407	$ 2,022,407	$ —	$ 3,849,334
TSR Awards[7]	$ 1,647,183	$ 1,134,393	$ 1,134,393	$ —	$ 2,585,622
NQSOs[8]	$ 687,360	$ 1,011,009	$ 687,360	$ —	$ 1,011,009
Cash Severance[9]	$ —	$ —	$ 2,340,000	$ —	$ 3,120,000
Pro-Rata Bonus[9]	$ 1,200,000	$ 1,200,000	$ 800,000	$ —	$ 1,200,000
Health & Welfare Benefits[9]	$ —	$ —	$ 52,774	$ —	$ 52,774
Outplacement[9]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 7,460,087**	**$ 6,528,751**	**$ 8,227,876**	**$ —**	**$ 14,538,436**
R. Peterson					
RSU Awards[5]	$ 1,127,444	$ 1,127,444	$ 1,127,444	$ —	$ 2,569,680
CROCE Awards[6]	$ 2,718,172	$ 1,975,977	$ 1,975,977	$ —	$ 3,709,951
TSR Awards[7]	$ 1,637,621	$ 1,124,832	$ 1,124,832	$ —	$ 2,495,639
NQSOs[8]	$ 687,360	$ 1,011,009	$ 687,360	$ —	$ 1,011,009
Cash Severance[9]	$ —	$ —	$ 2,160,000	$ —	$ 2,880,000
Pro-Rata Bonus[9]	$ 1,050,000	$ 1,050,000	$ 700,000	$ —	$ 1,050,000
Health & Welfare Benefits[9]	$ —	$ —	$ 57,571	$ —	$ 57,571
Outplacement[9]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 7,220,597**	**$ 6,289,262**	**$ 7,863,184**	**$ —**	**$ 13,803,850**
J. Simmons					
RSU Awards[5]	$ 3,869,089	$ 1,821,454	$ 1,821,454	$ —	$ 3,869,089
TSR Awards[7]	$ 3,357,847	$ 2,077,257	$ 2,077,257	$ —	$ 4,379,370
Cash Severance[9]	$ —	$ —	$ 2,055,000	$ —	$ 2,740,000
Pro-Rata Bonus[9]	$ 1,050,000	$ 1,050,000	$ 700,000	$ —	$ 1,050,000
Health & Welfare Benefits[9]	$ —	$ —	$ 39,517	$ —	$ 39,517
Outplacement[9]	$ —	$ —	$ 30,000	$ —	$ 30,000
Total	**$ 8,276,936**	**$ 4,948,711**	**$ 6,723,228**	**$ —**	**$ 12,107,976**

(1) The treatment of outstanding equity awards in connection with each termination scenario specified in this table is summarized in the chart below:

Type of Award	Eligible Retirement under the Retirement Policy	Retirement with Occidental Consent (which is not an Eligible Retirement under the Retirement Policy)	Death or Disability	Involuntary Termination without Cause	Change in Control	Change in Control and Qualifying Termination
RSU	Award vests in full.	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	No effect.	Award vests in full.
CROCE, TSR	Award vests in full, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance; if retirement occurs on or after the 12-month anniversary of the grant date, the award vests in full, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award is converted into restricted shares at target level, subject to continued service vesting.[10]	Award vests at greater of target level or actual performance.
NQSO, SAR	Award vests in full.	Award vests on a pro-rata basis.	Award vests in full.	Award vests on a pro-rata basis.	No effect.	Award vests in full.

(2) For Ms. Hollub, Mr. Dillon and Mr. Simmons, assumes an Eligible Retirement under our Retirement Policy because such NEOs have qualified for Eligible Retirement as of December 31, 2023 based on their age and years of service (actual retirement treatment is subject to their compliance with the other requirements of our Retirement Policy, as described above). For the other NEOs, assumes retirement with Occidental consent under the terms of outstanding equity awards, which is not an Eligible Retirement under our Retirement Policy.

(3) Applicable to involuntary terminations without cause as defined in the Severance Plan.

(4) A qualifying termination means a termination by Occidental other than for “cause” or a termination by the NEO for “good reason” (in each case, as defined in the CIC Severance Plan) within 24 months following the date of the “change in control” (as defined in the CIC Severance Plan).

(5) The dollar amount shown represents the value realized upon the vesting of the RSU awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental’s year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award.

(6) The dollar amount shown represents the value realized upon the vesting of the 2022 and 2023 CROCE awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. Shares that vest in connection with these termination scenarios are subject to the actual attainment of the applicable performance goal, which have been estimated for purposes of this table based on Occidental's performance through December 31, 2023 at maximum performance for the 2022 CROCE awards and above-target performance for the 2023 CROCE awards.

(7) The dollar amount shown represents the value realized upon the vesting of the 2022 and 2023 TSR awards, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios are subject to the actual attainment of the applicable performance goal, which have been estimated for purposes of this table based on the performance of Occidental as of December 31, 2023 at maximum performance for the 2022 TSR awards and above-threshold performance for the 2023 TSR awards (which in the case of a change in control and qualifying termination results in vesting of the 2023 TSR awards at target).

(8) The dollar amounts shown represents the value realized upon the vesting of the 2021 and 2022 NQSO awards, as applicable, calculated as the excess of Occidental's closing stock price on December 29, 2023 over the strike price of each of the 2021 and 2022 NQSO awards, multiplied by the number of NQSO awards that vest in accordance with the terms of the applicable award.

(9) For more information, see "*Executive Compensation Tables–Executive Severance and Change in Control*" beginning on page 61.

(10) No values have been included for the conversion of CROCE and TSR awards at target level upon a change in control because such awards will remain subject to continued service-based vesting conditions following conversion.

Pay vs. Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (as calculated in accordance with such rule) (CAP) and certain financial performance metrics of Occidental. For further information concerning Occidental's pay for performance philosophy and how Occidental aligns executive compensation with performance, see "*Compensation Discussion and Analysis–Compensation Program Emphasizes Performance*" beginning on page 40.

					Value of Initial Fixed $100 Investment Based On:			
Year	Summary Compensation Table Total for CEO[1]	Compensation Actually Paid to CEO[2]	Average Summary Compensation Table Total for Other NEOs[3]	Average Compensation Actually Paid to Other NEOs[2]	Occidental Total Shareholder Return[4]	Peer Group Total Shareholder Return[5]	Net Income[6] (millions)	CROCE[7] (non-GAAP)
2023	$17,735,019	$14,733,197	$5,744,126	$ 5,140,082	$164	$160	$ 4,696	23%
2022	$14,969,510	$59,216,041	$5,953,206	$15,703,810	$171	$160	$ 13,304	36%
2021	$11,068,539	$25,210,335	$4,898,834	$ 7,786,898	$ 78	$100	$ 2,322	22%
2020	$14,165,451	$ 7,782,684	$4,697,945	$ 1,381,898	$ 46	$ 68	$(14,831)	9%

(1) The dollar amounts reported are the amounts of "Total" compensation reported in our Summary Compensation Table for our CEO, Vicki Hollub, during each year.

(2) The dollar amounts reported represent the amount of CAP to the CEO and the average amount of CAP to the applicable NEOs, computed in accordance with SEC rules, for each year. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the CEO or the actual average amount of compensation earned by or paid to such NEOs during the applicable year. In accordance with SEC rules, the following adjustments were made to total compensation or average total compensation, as applicable, to determine the compensation actually paid in 2023:

	Reported Summary Compensation Table Total	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	CAP
CEO	$17,735,019	$12,028,476	$9,026,654	$14,733,197
Other NEOs	$ 5,744,126	$ 3,541,848	$2,937,804	$ 5,140,082

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" column in the Summary Compensation Table for the CEO and the average thereof for the other NEOs.

(b) The equity award adjustments for the CEO and the average thereof for the other NEOs were calculated consistent with U.S. generally accepted accounting principles, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. These adjustments include the addition (or subtraction, as applicable) of the following:

	Year End Fair Value of Equity Awards Granted During the Year	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	Change in Fair Value From Prior Year End to Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value	Total Equity Award Adjustments
CEO	$13,233,653	$(837,535)	$(3,429,996)	$ 60,532	$9,026,654
Other NEOs	$ 3,623,795	$(148,345)	$ (570,608)	$ 32,962	$2,937,804

(3) The dollar amounts reported represent the average of the amounts reported for Occidental's NEOs as a group (excluding our CEO) in the "Total" column of the Summary Compensation Table in each applicable year. The NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2023, Mr. Mathew, Mr. Dillon, Mr. Jackson, Mr. Peterson and Mr. Simmons; (ii) for 2022, Mr. Peterson, Mr. Bennett, Mr. Dillon, Mr. Jackson and Marcia E. Backus; (iii) for 2021, Mr. Peterson, Ms. Backus, Mr. Dillon and Mr. Jackson; and (iv) for 2020, Mr. Peterson, Ms. Backus, Mr. Dillon, Christopher O. Champion, Edward A. Lowe, Cedric W. Burgher and Oscar Brown.

(4) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the 1-, 2-, 3- and 4-year periods beginning December 31, 2019 and running through each fiscal year end, assuming dividend reinvestment, and the difference between Occidental's share price at the end and the beginning of the applicable measurement period by Occidental's share price on December 31, 2019.

(5) Amounts reported in this column assume that dividends were reinvested on the day of issuance. The peer group used for this purpose is the performance peer group as described in *"Compensation Discussion and Analysis–Participants in the Executive Compensation Decision-Making Process–Role of Peer Company Information"* on page 42 exclusive of the S&P 500 Index. The peer group TSR for 2022 and 2021 in the pay versus performance disclosure in our 2023 proxy statement inadvertently included Occidental and applied a different methodology for calculating the return of a peer that previously reported under two share classes. We have adjusted the amounts in this column to reflect the recalculated peer group TSR for such years.

(6) The dollar amounts reported represent the amount of net income reflected in Occidental's audited financial statements for the applicable year. The pay versus performance disclosure in our 2023 proxy statement inadvertently reported our income from continuing operations instead of net income for 2021 and 2020. We have adjusted the amounts in this column to reflect our net income for such years.

(7) CROCE is defined by Occidental as cash flows from operating activities before changes in working capital plus any distributions from Western Midstream Partners, LP which are included in cash flows from investing activities divided by average total debt plus stockholders' equity (average of the beginning and ending totals for the applicable period). Management believes that CROCE is useful to investors when comparing our profitability and the efficiency with which management has employed capital over time relative to other companies. CROCE is not considered to be an alternative to net income reported in accordance with GAAP.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis" beginning on page 35, Occidental's executive compensation program reflects a variable pay-for-performance philosophy. The metrics that Occidental uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase the value of our enterprise for our shareholders. The most important financial performance measures used by Occidental to link executive compensation actually paid to Occidental's NEOs, for the most recently completed fiscal year, to Occidental's performance are as follows:

- Cash Return on Capital Employed (CROCE) (Company-Selected Measure)
- Relative Total Shareholder Return (TSR)
- Total Spend per Barrel

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the "Compensation Discussion and Analysis" beginning on page 35, Occidental's executive compensation program reflects a variable pay-for-performance philosophy. While Occidental utilizes several performance measures to align executive compensation with company performance, all of those company measures are not presented in the Pay versus Performance table. Moreover, Occidental generally seeks to incentivize long-term performance, and therefore does not specifically align Occidental's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, Occidental is providing the following descriptions of the relationships between information presented in the Pay versus Performance table.

Compensation Actually Paid and TSR


$80
$70
$60
$50
$40
$30
$20
$10
$0
CAP (in Millions)
$200
$100
$0
Total Shareholder Return
2020
2021
2022
2023
CAP to CEO ($M)
Average CAP to Other NEOs ($M)
Company TSR ($)*
Peer Group TSR ($)*
* Value of initial fixed $100 investment on December 31, 2019.

Compensation Actually Paid and Net Income


$80
$60
$40
$20
$0
$-20
$-40
$-60
$-80
CAP (in Millions)
$15
$10
$5
$0
$-5
$-10
$-15
Net Income (In Billions)
2020
2021
2022
2023
CAP to CEO ($M)
Average CAP to Other NEOs ($M)
Net Income ($B)

Compensation Actually Paid and CROCE


$80
$70
$60
$50
$40
$30
$20
$10
$0
CAP (in Millions)
40%
20%
0%
CROCE (%)
2020
2021
2022
2023
CAP to CEO ($M)
Average CAP to Other NEOs ($M)
CROCE

Pay Ratio

For 2023, the annual total compensation of the median compensated employee of Occidental was $190,610; the annual total compensation of Ms. Hollub for purposes of this pay ratio disclosure was $17,755,217; and the ratio of these amounts is approximately 93 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Occidental's payroll records and the methodology described below.

Pay Ratio Methodology. To identify the "median employee" (as defined by SEC rules), as well as to determine the annual total compensation of the median employee, we used certain permitted assumptions, adjustments and estimates, as described further below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employee Population. We identified the median employee from Occidental's employee population as of October 1, 2023. After excluding 398 employees pursuant to the de minimis exemption (as described below), Occidental's employee population consisted of 11,948 employees. Under the de minimis exemption, Occidental was permitted to exclude up to 5% of its total employees who are non-U.S. employees. Occidental relied on this exemption to exclude the employee populations of the following jurisdictions, which collectively accounted for less than 5% of Occidental's total employee population of 12,346 as of October 1, 2023: Chile (103); Canada (95); United Arab Emirates (76); Bolivia (63); United Kingdom (24); Algeria (13); Singapore (6); Belgium (4); Colombia (4); Hong Kong (4); Japan (2); Mexico (2); Brazil (1); and Côte d'Ivoire (1).

Compensation Measure to Identify Median Employee. To identify the median employee, we used the annual salary or wages of each employee as of October 1, 2023, plus any annual bonus paid to each employee during 2023, each as reported in Occidental's payroll systems.

Total Compensation in 2023. We calculated the median employee's compensation for 2023 in accordance with the requirements of Item 402 of Regulation S-K, which is equal to the amount of the median employee's compensation for 2023 that would have been reported in the Summary Compensation Table on page 56, plus Occidental's contributions for the median employee's non-discriminatory health and welfare benefits. With respect to the annual total compensation of Ms. Hollub, we used the amount reported in the "Total" column of the Summary Compensation Table on page 56, plus the contributions identified above for the median employee, to the extent applicable.

Proposal 3

RATIFICATION OF SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG AS OCCIDENTAL'S INDEPENDENT AUDITOR.

Audit Related Matters

Independence of KPMG

The Audit Committee of the Board of Directors of Occidental oversees the appointment, compensation, performance and retention of the company's independent registered public accounting firm that audits the consolidated financial statements of Occidental and its subsidiaries and internal control over financial reporting. The Audit Committee has selected KPMG LLP (KPMG) to continue to serve as Occidental's independent registered public accounting firm for the year ending December 31, 2024. KPMG has audited Occidental's financial statements since 2002. A member of that firm is expected to be present at the 2024 Annual Meeting, will have an opportunity to make a statement, if so desired, and is expected to be available to respond to appropriate questions.

The Audit Committee annually evaluates KPMG's performance and independence in determining whether to retain KPMG or engage a different independent registered public accounting firm. Many factors contributed to the Audit Committee's retention of KPMG as Occidental's independent auditor, including:

- Execution and quality of KPMG's historical and recent audit plans;
- Quality of KPMG's communications with the Audit Committee and management;
- Balance of KPMG's experience and significant institutional knowledge with refreshment in light of mandatory audit partner rotation and other changes in team leadership;
- KPMG's strong quality control procedures;
- KPMG's independence from the company and management; and
- Robust independence controls – internal, via the Audit Committee, and external, including Public Company Accounting Oversight Board (PCAOB) and SEC oversight, PCAOB inspections, peer reviews, and PCAOB requirements for audit partner rotation.

In accordance with applicable rules on partner rotation, KPMG's lead partner for the company's audit was changed in 2020, and KPMG's engagement quality review partner for the audit was most recently changed in 2022. The Audit Committee is involved in considering the selection of KPMG's primary engagement partner when there is rotation, which is at least every five years.

Audit and Non-Audit Services Pre-Approval Policy and Procedures

The Audit Committee must give prior approval to any management request for any amount or type of service (audit, audit-related and tax services or, to the extent permitted by law, non-audit services) Occidental's independent auditor provides to Occidental. Additionally, the Audit Committee has delegated to the Audit Committee Chair full authority to approve any such request provided the Audit Committee Chair presents any approval so given to the Audit Committee at its next scheduled meeting. All audit and audit-related services rendered by KPMG in 2023 were pre-approved by the Audit Committee or the Audit Committee Chair before KPMG was engaged for such services. No services of any kind were approved pursuant to the de minimis exception for non-audit services set forth in Rule 2-01 of Regulation S-X.

Audit and Other Fees

KPMG was our independent auditor for the years ended December 31, 2023 and 2022. The audit fees billed and expected to be billed by KPMG for, and the fees billed by KPMG for all other services rendered during, the years ended December 31, 2023 and 2022, were as follows (in millions):

Services Provided	2023	2022
Audit fees[1]	$16.3	$14.4
Audit-related fees[2]	$ 0.3	$ 0.1
Tax fees[3]	$ 0.3	$ 1.4
All other fees[4]	$ 0.3	$ 0.4
Total	$17.2	$16.3

(1) Audit fees include fees necessary to perform the annual audit and quarterly reviews in accordance with generally accepted auditing standards, annual attestation on internal control over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, consents and assistance with, and review of, documents filed with the SEC.

(2) Audit-related fees in 2023 and 2022 related to agreed-upon procedures, an attestation engagement related to our revolving credit facility and a pension plan audit.

(3) Tax fees in 2023 related to tax consulting. Tax fees in 2022 primarily related to the issuance of a tax opinion on Occidental's legal entity reorganization.

(4) All other fees in 2023 and 2022 related to real-time system implementation assessment services.

Ratification of Selection of Independent Auditor

As a matter of good corporate governance, the Board of Directors of Occidental submits its Audit Committee's annual selection of the independent auditor to our shareholders for ratification. A majority of the shares present or by proxy at the 2024 Annual Meeting and entitled to vote on this proposal must vote "FOR" the proposal to ratify the auditor selection. Abstentions have the same effect as votes "AGAINST" the proposal. Your broker may vote your shares on the proposal if you do not give your broker voting instructions, although we are aware that some brokers are choosing not to exercise this discretionary voting authority. As a result, we recommend you submit your vote as soon as possible. If the shareholders do not ratify the selection of KPMG, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the shareholders ratify the selection of KPMG, the Audit Committee may select a different independent auditor at any time during the year if it determines that this would be in the best interests of Occidental and our shareholders. If KPMG should decline to act or otherwise become incapable of acting or if its retention is discontinued, the Audit Committee will select another independent auditor.

Report of the Audit Committee

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the year ended December 31, 2023, including management's annual assessment of and report on Occidental's internal control over financial reporting, with management and KPMG, Occidental's independent auditor. In addition, the Audit Committee has discussed with KPMG the matters required to be discussed by the applicable standards of the PCAOB and the SEC. The Audit Committee received from KPMG written disclosures and the letter regarding its independence as required by the applicable requirements of the PCAOB. The Audit Committee has also considered whether the provision of non-audit services provided by KPMG to Occidental is compatible with maintaining their independence and has discussed with KPMG the firm's independence. Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2023, to be filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE
Robert M. Shearer (Chair)
Andrew Gould
Carlos M. Gutierrez
Avedick B. Poladian
Kenneth B. Robinson

Proposal 4

SHAREHOLDER PROPOSAL REQUESTING AN ANNUAL REPORT ON LOBBYING

THE BOARD RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL, IF PROPERLY PRESENTED, FOR THE REASONS STATED ON PAGES 72-73.

Occidental has been advised that the following shareholder proposal may be introduced at the 2024 Annual Meeting. The Board of Directors disclaims any responsibility for the content of the proposal and for the statements made in support thereof, which, except for minor formatting changes, are presented in the form received from the shareholder proponent. The shareholder proposal is required to be voted on at the 2024 Annual Meeting only if it is properly presented.

John Chevedden (the proponent), 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, who reported owning 50 shares of Occidental's common stock, submitted this proposal.

Proposal 4 — Transparency in Lobbying

Resolved, Shareholders request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Occidental payments used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of payment and recipient.
3. Occidental's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of management's and the Board's decision-making process and oversight for making payments described in sections 2 and 3 above.

A "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Occidental is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Government Affairs Committee and posted on Occidental's website.

Supporting Statement

Full disclosure of Occidental's lobbying activities and expenditures is needed to assess whether its lobbying is consistent with Occidental's expressed goals and in shareholder interests. Occidental spent $93 million on federal lobbying from 2010 – 2022 and reportedly spent the most on federal lobbying among oil and natural gas companies for 2022.[1] This does not include state lobbying, where Occidental also lobbies but disclosure is uneven or absent.

Companies can give unlimited amounts to third party groups that spend millions on lobbying and undisclosed grassroots activity.[2] Occidental fails to disclose its payments to trade associations and social welfare groups (SWGs), or the amounts used for lobbying, to shareholders. Occidental discloses memberships in the American Chemistry Council (ACC), American Petroleum Institute, Business Roundtable, and US Chamber of Commerce, which together spent $125 million on federal lobbying for 2022. Occidental's disclosure omits major trade associations that lobby, like the American Fuel & Petrochemical Manufacturers (AFPM), and all SWGs, like the Consumer Energy Alliance (CEA) and Texas Taxpayers and Research Association.

Occidental's lack of disclosure presents reputational risk when its lobbying contradicts public company positions. For example, Occidental touts its reputation as one of the safest producers in the industry, yet Occidental, ACC and AFPM have drawn scrutiny for reportedly lobbying to weaken rail safety legislation.[3] Occidental is publicly committed to addressing climate change, yet the Chamber reportedly has been a "central actor" in dissuading climate legislation over a two-decade period.[4] CEA has repeatedly been accused of using citizens' names on government petitions and public comments without their permission.[5] And while Occidental left[6] the controversial American Legislative Exchange Council,[7] it remains represented by the Chamber on its Private Enterprise Advisory Council.[8]

---

[1] https://www.eenews.net/articles/top-10-lobbying-spenders-on-energy-the-environment/.
[2] https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.
[3] https://jacobin.com/2023/08/east-palestine-occidental-petroleum-lobbying-senate-regulations.
[4] https://www.washingtonpost.com/politics/2023/08/02/climate-group-pushes-big-tech-exit-nations-largest-business-lobby/.
[5] https://www.cleveland.com/open/2023/09/their-names-appeared-on-letters-urging-fracking-ohios-state-parks-they-dont-know-how.html.
[6] https://grist.org/business-technology/this-lobbying-shop-is-so-dirty-even-oil-companies-want-out/.
[7] https://www.wbur.org/hereandnow/2023/03/22/esg-investing-fossil-fuels.
[8] https://ohiocapitaljournal.com/2023/09/06/coming-soon-in-ohio-alec-releases-new-raft-of-model-legislation/.

THE BOARD OF DIRECTORS' STATEMENT IN OPPOSITION

The Board of Directors recommends that shareholders vote AGAINST this shareholder proposal.

After careful consideration, the Board of Directors recommends that shareholders vote AGAINST this proposal because Occidental already provides robust disclosures regarding the company's lobbying and political activities and related spending, as well as the company's associated governance practices, which the Board believes meet or exceed those of many other public companies as well as the expectations of a substantial majority of Occidental's shareholders. In light of the company's existing disclosures, preparing the report requested by the proposal would be costly and would unnecessarily divert the Board's and management's attention and resources from overseeing Occidental's business strategy and day-to-day operations without providing meaningful additional information for our shareholders. As a result, and for the additional reasons set forth below, the Board of Directors believes that this proposal is unnecessary and not in the best interests of Occidental and our shareholders, and is therefore not warranted for adoption at Occidental.

Report Requested is Unnecessary Because Occidental Already Provides Robust Disclosures Regarding its Lobbying and Political Activities that are Appropriately Transparent

Occidental continues to be committed to transparently disclosing its participation in the public policy process and its associated governance practices. For this reason, we already provide extensive general and climate-focused disclosures regarding the company's lobbying and political activities that satisfy both international, federal, state and local laws. These disclosures include:

General

- Quarterly reports (Form LD-2) that describe Occidental's federal lobbying activities in detail, as required by law, and are provided to the Office of the Clerk of the U.S. House of Representatives and the Secretary of the U.S. Senate. These reports are publicly available and also available via links on Occidental's corporate website. These reports include Occidental's direct lobbying expenses (e.g., salaries, office rent, etc.), as well as the portion of the dues paid to trade associations used for lobbying purposes
- Additional information on the company's federal and state lobbying activities, including links to relevant filings and other documents where shareholders can view the specific issues on which Occidental engaged in lobbying
- An annual list of the U.S.-based trade associations receiving more than $50,000 in annual dues from Occidental
- Information on the Occidental Political Action Committee (OXYPAC), an employee political action committee that Occidental established and for which it funds administrative expenses, and links to the Federal Election Commission (FEC) website for OXYPAC's FEC filings as well as an annual list of OXYPAC contributions categorized by jurisdiction, candidate and amount to simplify access to such information
- An annual list of non-OXYPAC political campaign contributions made by Occidental and its subsidiaries, including any contributions with respect to ballot initiatives

Much of this information, including links to relevant filings, is included on a webpage dedicated to Occidental's political contributions and lobbying to make access to such information easier for shareholders and other stakeholders. This webpage can be accessed at https://www.oxy.com/investors/governance/political-contributions-and-lobbying/.

Climate-Focused

- Climate Advocacy and Engagement paper, which provides additional detail on significant trade associations, coalitions and other organizations with which we participate, their related positions or public statements on climate change and our assessed alignment between those and Occidental's positions
- Climate Policy Positions paper, which explains Occidental's positions on climate-related policies regarding technology and innovation incentives, emissions reduction, the energy transition and more

These documents are updated periodically and available on Occidental's Sustainability webpage, which can be accessed at: https://www.oxy.com/sustainability/.

We similarly comply with requirements of international, federal, state and local governments to disclose corporate lobbying activity, where applicable. We believe that these and the disclosures listed above satisfy all applicable law; meet or exceed that of many other public companies; and meet or exceed the expectations of the substantial majority of our shareholders. Accordingly, we believe that Occidental already provides appropriate transparency and promotes accountability with respect to the company's lobbying and political activities.

Occidental Already has Extensive Policies and Procedures that Provide for Oversight and Management of Lobbying and Political Activities and Related Expenditures

As described earlier in this proxy statement, Occidental has implemented, and is committed to continuing to have, strong corporate governance practices – including with respect to oversight and management of lobbying and political activities and related expenditures. The Board's Sustainability and Shareholder Engagement Committee (the S&SE Committee) oversees Occidental's Political Contributions and Lobbying Policy and reviews the company's political activities and expenditures, as described in the S&SE Committee's charter, which is publicly available on the company's website. The Political Contributions and Lobbying Policy functions to restate and reinforce Occidental's policy regarding corporate political contributions, lobbying and other related political activities.

Furthermore, at the direction of the Board, Occidental's executive-level Government Affairs Committee, which consists of the Vice President of Government Relations (chairperson), the Vice President of Land, Regulatory, Governmental Relations and Corporate Affairs, the President of Oxy Energy Services and the Executive Vice President of Essential Chemistry, approves all political contributions made using company funds, reviews and assesses trade association memberships and must approve such memberships with annual fees of $50,000 or more.

Led by the Vice President of Government Relations, Occidental's Government Relations team provides the day-to-day international and domestic government affairs services for the company. In carrying out its function, the Government Relations team must comply with the parameters set forth in the company's Political Contributions and Lobbying Policy.

Beyond the controls in place at the Board and management levels, and the application of the Political Contributions and Lobbying Policy to the Board and all company employees, we have conducted training regarding lobbying disclosure and reporting requirements for lobbyists and other regulatory personnel and internal audits to review and confirm that OXYPAC and corporate political contributions have been made in accordance with applicable law and company policies. Occidental's Code of Business Conduct also outlines rules and policies regarding political contributions and lobbying activities that are applicable to employees.

It should be noted that the proponent's supporting statement makes several allegations that the company considers inaccurate or baseless, including mischaracterizing our positions regarding climate policy and rail safety policy and repeating unsubstantiated accusations against numerous third-party trade associations. As fully conveyed in our existing disclosure, the company and the Board are and will continue to be committed to high standards of ethical conduct, institutional integrity and effective corporate governance, including whenever the company engages in lobbying activities and political processes.

Occidental's Advocacy Efforts are in the Best Interests of the Company and Shareholders

The Board believes that the company's engagement with governments, including internationally and at the federal, state and local levels, as well as myriad organizations and entities in the public and private sectors to advance Occidental's priorities is extremely important. Our participation in the political process is a result of careful consideration of political, regulatory and legislative matters that may have an impact on Occidental's strategy and allows us to advocate for our policy positions. This advocacy is a significant driver of the company's business strategy, and it creates value for the company and our shareholders.

Further, regulatory and legislative challenges and opportunities constantly arise in the political process at federal, state and local levels. These changes can directly affect Occidental's businesses and stakeholders; therefore, it is critical for the company to inform policymakers and legislators of such issues in an ethical and transparent manner, including via lobbying and political activities. As discussed in greater detail in the disclosures described above, such issues include, among others, policies that incentivize investment in and development of carbon capture technologies. We also support policies that advance the expanded production and use of hydrogen, low-global-warming potential (GWP) refrigerants and products made from captured CO_2. Because these policy positions were included in the Infrastructure Investment and Jobs Act of 2021 and the Inflation Reduction Act of 2022, we advocated for the passage of these important pieces of legislation, which we believe have been and continue to be in the best interests of the company and our shareholders.

While Occidental does not control, and may not always agree with, positions taken by trade associations, coalitions and other organizations we participate in, we believe membership is important to engage other companies and industry experts in discussing industry practices and standards across a wide breadth of issues. We actively share our views and positions with the organizations we have joined. Where positions differ, we encourage those organizations to incorporate our views and inform key stakeholders, including policymakers, of Occidental's positions. We also regularly compare our views with the positions of associations and coalitions in which we participate and take action, including expanding our participation or terminating our membership, where appropriate.

* * * *

The Board believes that Occidental currently provides shareholders with meaningful disclosures regarding the company's lobbying and political activities that are compliant with applicable law, meet or exceed the disclosures of many other public companies and meet or exceed shareholder expectations. Further, Occidental has implemented policies and procedures for the effective oversight and management of our lobbying and political activities, as outlined above. As submitted, the proposal's demands are very broad. For example, the proposal does not outline any thresholds for the quantitative disclosures requested. If required to prepare and issue the additional report requested by the proposal, Occidental would incur substantial costs, and experience an unwarranted administrative burden and distraction, without providing additional meaningful information to shareholders. For the foregoing reasons, we believe this proposal is unnecessary and not in the best interests of Occidental and its shareholders.

Accordingly, the Board of Directors recommends that you vote AGAINST this shareholder proposal.

Security Ownership

Certain Beneficial Owners and Management

Based on a review of ownership reports filed with the SEC on or before March 8, 2024, the entities listed below are the only beneficial owners of greater than 5% of Occidental's outstanding voting securities as of March 8, 2024. This information may not be accurate or complete, and Occidental takes no responsibility for such information and makes no representation as to its accuracy or completeness as of the date hereof or any subsequent date. This information does not include changes in share ownership reported by the reporting person after the date of this table.

BENEFICIAL OWNERSHIP OF 5% SHAREHOLDERS

Name and Address	Total Number of Shares and Warrants Owned	Percent of Outstanding Common Stock[(4)]	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power
Warren E. Buffett and affiliated entities[(1)] 3555 Farnam Street Omaha, NE 68131	331,876,976	34.20%	—	331,876,976	—	331,876,976
Dodge & Cox[(2)] 555 California Street, 40th Floor San Francisco, CA 94104	95,267,578	10.58%	89,749,682	—	95,267,578	—
The Vanguard Group[(3)] 100 Vanguard Blvd. Malvern, PA 19355	56,822,431	6.41%	—	850,724	54,060,446	2,761,985

(1) Pursuant to a Schedule 13G/A filed with the SEC on January 10, 2024, reporting beneficial ownership as of December 31, 2023, and a Form 4 subsequently filed with the SEC on February 5, 2024. According to the Schedule 13G/A filing, (i) Warren E. Buffett and Berkshire Hathaway Inc. (Berkshire) have shared voting power and shared investment power with regard to 327,574,652 common shares (243,715,804 common shares and 83,858,848.81 shares underlying the Berkshire Warrants (as such term is defined in the filing)); and (ii) National Indemnity Company has shared voting power and shared investment power with regard to 327,574,652 common shares (243,715,804 common shares and 83,858,848.81 shares underlying the Berkshire Warrants). Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G/A filing. According to the Form 4 filed with the SEC on February 5, 2024, Warren. E Buffett and Berkshire acquired an additional 4,302,324 common shares through National Indemnity Company and, as of February 5, 2024, beneficially owned 248,018,128 common shares in the aggregate (not inclusive of the Berkshire Warrants).

(2) Pursuant to a Schedule 13G/A filed with the SEC on February 13, 2024, reporting beneficial ownership as of December 31, 2023. According to the filing, Dodge & Cox has sole voting power with regard to 89,749,682 securities (76,183,445 common shares and 13,566,237 warrants), sole investment power with regard to 95,267,578 securities (80,992,508 common shares and 14,275,070 warrants) and aggregate beneficial ownership of 95,267,578 securities (80,992,508 common shares and 14,275,070 warrants).

(3) Pursuant to a Schedule 13G/A filed with the SEC on February 13, 2024, reporting beneficial ownership as of December 31, 2023.

(4) Pursuant to SEC rules, the percentage of common stock beneficially owned by a shareholder includes shares that would be issued upon exercise of the warrants held by such shareholder but does not include the shares that may be issued upon exercise of warrants held by other shareholders.

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of March 8, 2024, by each of Occidental's named executive officers, directors, and all executive officers and directors as a group. The address for each person is c/o Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Common Stock[(1)]	Options Exercisable within 60 Days	Warrants Exercisable within 60 Days	Total Shares Beneficially Owned	Percent of Outstanding Common Stock[(2)]
Vicky A. Bailey	6,297	—	—	6,297	
Kenneth Dillon	254,599	323,457	16,962	595,018	
Andrew Gould	33,272	—	2,351	35,623	
Carlos M. Gutierrez	54,413 [(3)]	—	7,832	62,245 [(3)]	
Vicki Hollub	703,720	1,070,085	50,033	1,823,838	
Richard A. Jackson	172,408	77,833	11,952	262,193	
William R. Klesse	179,961	—	29,760	209,721	
Sunil Mathew	120,764	—	4,491	125,255	
Jack B. Moore	55,716	—	4,799	60,515	
Claire O'Neill	3,123	—	—	3,123	
Robert L. Peterson	203,033	77,833	16,991	297,857	
Avedick B. Poladian	70,774	—	9,327	80,101	
Kenneth B. Robinson	3,979	—	—	3,979	
Robert M. Shearer	53,048	—	4,610	57,658	
Jeff F. Simmons	231,874	—	18,048	249,922	
All executive officers and directors as a group (18 persons)	2,364,922	1,680,817	188,403	4,234,142	

(1) For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of March 8, 2024. For non-employee directors, includes deferred stock units and/or common stock awards that are subject to restrictions on sale and transfer in the following amounts: Ms. Bailey – 6,297; Mr. Gould –21,366; Secretary Gutierrez – 37,059; Mr. Klesse – 24,434; Mr. Moore – 28,786; Ms. O'Neill –3,099; Mr. Poladian – 38,465; Mr. Robinson – 3,942 and Mr. Shearer – 24,353.

(2) Less than 1%.

(3) Amounts do not include 23,533 shares of common stock gifted by Secretary Gutierrez to a grantor retained annuity trust with an independent trustee for tax and estate planning purposes.

Questions and Answers About the Annual Meeting and Voting

1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held shares of Occidental's common stock on March 8, 2024, the record date, which entitles you to notice of, and to vote at, Occidental's 2024 Annual Meeting to be held on May 2, 2024, and at any adjournment or postponement thereof. The proxy materials include our Notice of Internet Availability, Notice of Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The proxy materials also include the proxy card for the 2024 Annual Meeting. The proxy materials contain detailed information about the matters to be voted on at the 2024 Annual Meeting and provide information about Occidental to assist you in making an informed decision when voting your shares.

Occidental began furnishing the proxy materials to shareholders on March 21, 2024 and will bear all expenses in connection with this solicitation.

2. WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD ON OR ABOUT THE SAME TIME?

It means that your shares are registered differently or are held in more than one account. In order to vote all of your shares, please sign, date and return each proxy card or, if you vote via the Internet or telephone, vote once for each proxy card you receive.

3. WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of our common stock as of the close of business on March 8, 2024, the record date, are entitled to vote at the 2024 Annual Meeting. The shares owned include shares you held on that date (i) directly in your name as the shareholder of record (registered shareholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of common stock is entitled to one vote on each matter. As of the record date, there were 886,464,722 shares of our common stock outstanding and entitled to vote. There are no other voting securities of Occidental entitled to vote at the 2024 Annual Meeting outstanding. A complete list of registered shareholders entitled to vote at the 2024 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2024 Annual Meeting at Occidental's headquarters and during the 2024 Annual Meeting at www.virtualshareholdermeeting.com/OXY2024, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

4. HOW DO I VOTE MY SHARES?

If you are a shareholder of record as of the record date, you may vote by any of the following methods:

- **Voting by Mail.** If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your proxy card.
- **Voting by Internet.** You may vote through the Internet by signing on to the website identified on your proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your proxy card.
- **Voting by Telephone.** You may vote your shares by telephone by calling the toll-free telephone number provided on your proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your proxy card. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.
- **Voting at the Meeting.** The 2024 Annual Meeting will be held online. Please have your 16-digit control number on your Notice of Internet Availability, proxy card or in the voting instructions that accompanied your proxy materials to participate in the 2024 Annual Meeting by visiting www.virtualshareholdermeeting.com/OXY2024. You will be able to vote your shares electronically during the 2024 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

If your shares are held in street name, your broker or other nominee has enclosed a proxy card for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of proxy you received from it or otherwise in accordance with the voting instructions you receive.

Please return your completed proxy to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well.

Voting instructions relating to shares of our common stock held in the Occidental Petroleum Corporation Savings Plan and the Oxy Vinyls Savings Plan must be received no later than 11:59 p.m. Central Time on the date that is three days prior to the 2024 Annual Meeting, so that the trustee of each plan (who votes the shares on behalf of plan participants) has adequate time to tabulate the voting instructions. Shares held in the Occidental Petroleum Corporation Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by the company's Pension and Retirement Plan Administrative Committee, and shares held in the Oxy Vinyls Savings Plan that are not voted or for which the trustee does not receive timely voting instructions will be voted by the trustee as directed by Oxy Vinyls Canada Co.

5. CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy or change your vote before the 2024 Annual Meeting by filing a revocation with the Corporate Secretary of Occidental, by granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail, or by attending the 2024 Annual Meeting virtually and voting online during the meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

6. HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your proxy card and return it without marking voting instructions, your shares will be voted at the 2024 Annual Meeting:

- “FOR” the election of all director nominees (Proposal 1);
- “FOR” Proposal 2;
- “FOR” Proposal 3;
- “AGAINST” Proposal 4; and
- in the discretion of the persons named as proxies on all other matters that may properly come before the 2024 Annual Meeting or any adjournment or postponement thereof.

7. HOW CAN I ATTEND THE 2024 ANNUAL MEETING?

We have decided to hold the 2024 Annual Meeting solely by means of virtual communications.

You may participate in the 2024 Annual Meeting only if you were a shareholder as of March 8, 2024, the record date, or if you hold a valid proxy. You will be able to participate in the 2024 Annual Meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/OXY2024. You also will be able to vote your shares electronically during the 2024 Annual Meeting (other than shares held through our employee benefit plans, which must be voted prior to the meeting).

To participate in the 2024 Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access and participate in the 2024 Annual Meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, shareholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the annual meeting) and obtain a “legal proxy” in order to be able to attend, participate in or vote at the 2024 Annual Meeting.

The 2024 Annual Meeting webcast will begin promptly at 9:00 a.m. Central Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:30 a.m. Central Time, and you should allow ample time for the check-in procedures.

8. WHAT IF I HAVE TECHNICAL DIFFICULTIES DURING CHECK-IN OR THE MEETING?

We will have technicians ready to assist you if you have any technical difficulties during check-in or the meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log in page.

9. WHAT CONSTITUTES A QUORUM AT THE 2024 ANNUAL MEETING?

A majority of all outstanding shares entitled to vote at the 2024 Annual Meeting will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present.

10. WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Proposal 1 will be subject to a majority voting standard because the By-laws provide that in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast “FOR” a director must exceed the number of votes cast “AGAINST” that director. You may vote “FOR” or “AGAINST” or “ABSTAIN” when voting for each of the directors. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote.

Proposals 2, 3 and 4 require the affirmative vote of a majority of the shares present in person or by proxy at the 2024 Annual Meeting and entitled to vote on the subject matter. You may vote “FOR” or “AGAINST” or “ABSTAIN” when voting for each of these proposals. Abstentions will have the same effect as votes cast “AGAINST” each such proposal and broker non-votes, if any, have no effect on the vote.

11. WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS? WHAT IS A BROKER NON-VOTE?

If your shares are held in street name, under NYSE rules, brokers are not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting.

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that particular item (or has discretionary voting power but chooses not to exercise it) and has not received instructions from the beneficial owner. Under the NYSE rules that govern brokers who are voting with respect to shares held in street name, if brokers do not receive specific instructions, brokers may in some cases vote the shares in their discretion, but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions.

12. IS THE EFFECTIVENESS OF ANY OF THE PROPOSALS CONDITIONED ON THE APPROVAL OF ANOTHER PROPOSAL?

None of the proposals recommended by the Board to be adopted are conditioned on the approval of another proposal.

13. HOW CAN I ASK QUESTIONS DURING THE 2024 ANNUAL MEETING?

As part of the 2024 Annual Meeting, we will hold a live question and answer session, during which we intend, time permitting, to answer all written questions pertinent to Occidental and meeting matters that are submitted before or during the meeting in accordance with the 2024 Annual Meeting's Rules of Conduct, which will be posted on the 2024 Annual Meeting website. Questions may be submitted the day of or during the 2024 Annual Meeting through www.virtualshareholdermeeting.com/OXY2024. Answers to questions that are not addressed during the meeting are expected to be published on our Investor Relations website shortly after the meeting. Questions and answers may be grouped by topic and substantially similar questions will be grouped and answered once. We reserve the right to edit or reject questions we deem inappropriate.

14. WHO SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions, please contact Alliance Advisors, Occidental's proxy solicitor, toll-free at 844-885-0175 or by email at oxy@allianceadvisors.com.

General Information

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Occidental Petroleum Corporation, a Delaware corporation, for use at the Annual Meeting of Shareholders on May 2, 2024, and at any adjournment or postponement of the meeting.

Information Available Online

Occidental's Corporate Governance Policies and other governance policies, its Code of Business Conduct and the charters of the Board's committees are available at www.oxy.com/investors/governance, or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 2, 2024

This proxy statement and Occidental's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 are available without charge on Occidental's website or by writing to the Corporate Secretary's office at the address above. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, Occidental's independent auditor.

Householding of Proxy Materials

The SEC permits Occidental, with your permission, to send a single set of proxy materials to any household at which two or more shareholders reside if Occidental believes they are members of the same family. This rule is called "householding" and its purpose is to help reduce printing and mailing costs of proxy materials. To date, the company has not instituted this procedure, but may do so in the future.

A number of brokerage firms have instituted householding. If you and members of your household have multiple accounts holding shares of Occidental's common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions or wish to revoke your decision to household. These options are available to you at any time. If you receive a single set of proxy materials as a result of householding by your broker and you would like to receive separate copies of the Notice of Internet Availability, the Notice of Annual Meeting of Shareholders, Proxy Statement or Annual Report, you may submit a request to our Corporate Secretary at the address above, or by calling the Corporate Secretary's office at 713-552-8654.

Voting Instructions and Information

Voting Rights

A Notice of Internet Availability or proxy card is being mailed beginning on March 21, 2024, to each shareholder of record as of the close of business on March 8, 2024, which is the record date for the determination of shareholders entitled to receive notice of, attend and vote at the 2024 Annual Meeting. As of the record date, Occidental had 886,464,722 shares of common stock outstanding. A majority of the outstanding shares of common stock must be represented at the 2024 Annual Meeting, in person or by proxy, to constitute a quorum and to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. You will have one vote for each share of Occidental's common stock you own. You may vote online during the 2024 Annual Meeting or by proxy. Proxies may be submitted by telephone or by Internet at www.proxyvote.com as explained on the Notice of Internet Availability and, if you received a proxy card or voting information form, by marking, signing and returning the card in the envelope provided. Voting via the Internet is a valid proxy voting method under the laws of the state of Delaware, Occidental's state of incorporation. You may not cumulate your votes.

Pursuant to Occidental's By-laws, a complete list of registered shareholders entitled to vote at the 2024 Annual Meeting will be open to the examination of any shareholder during normal business hours for 10 days prior to the 2024 Annual Meeting at Occidental's headquarters and during the 2024 Annual Meeting at www.virtualshareholdermeeting.com/OXY2024, accessible using the 16-digit control number included on your Notice of Internet Availability, on your proxy card or in the voting instructions that accompanied your proxy materials.

Director Election Requirements

Pursuant to Occidental's By-laws, in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "FOR" a director must exceed the number of votes cast "AGAINST" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes, if any, have no effect on the vote. Any director who receives a greater number of votes "AGAINST" his or her election than votes "FOR" in an uncontested

election must tender his or her resignation. Unless accepted earlier by the Board, such resignation will become effective on October 31st of the year of the election.

Voting of Proxies

The Board of Directors has designated Mses. Hollub and Clark, and each of them, with the full power of substitution, to vote shares represented by all properly executed proxies. The shares will be voted in accordance with the instructions specified on the proxy card. If no instructions are specified on the proxy card or if you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, the shares will be voted:

- "FOR" all director nominees (see page 14);
- "FOR" the advisory vote to approve named executive officer compensation (see page 34);
- "FOR" the ratification of the selection of KPMG as Occidental's independent auditor (see page 69); and
- "AGAINST" the shareholder proposal requesting a report on lobbying (see page 71).

We are not aware of any matters to be presented at the 2024 Annual Meeting other than those described above. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is adjourned or postponed, the proxies can vote your shares at the adjournment or postponement as well.

Broker Votes

If your shares are held in street name, under NYSE rules, your broker is not permitted to vote on certain proposals and may not vote on any of the proposals unless you provide voting instructions. Therefore, unless you provide specific voting instructions, your shares may not be represented or voted at the meeting.

Confidential Voting Policy

All proxies, ballots and other voting materials are kept confidential, unless disclosure is required by applicable law or expressly requested by you, you include written comments on your proxy card or voting instruction form, or the proxy solicitation is contested. Occidental's confidential voting policy is posted on Occidental's website at www.oxy.com/investors/governance and also may be obtained by writing to the Corporate Secretary's office, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Voting Results

The voting results will be included in a Current Report on Form 8-K filed with the SEC and available through the SEC's website or Occidental's website at www.oxy.com, within four business days following the 2024 Annual Meeting, and may also be obtained by writing to the Corporate Secretary's office at the address above.

Solicitation Expenses

The expense of this solicitation will be paid by Occidental. Alliance Advisors has been retained to solicit proxies and to assist in the distribution of proxy materials for a fee estimated at $24,500 plus reimbursement of out-of-pocket expenses. Occidental also will reimburse banks, brokers, nominees and related fiduciaries for the expense of forwarding soliciting material to beneficial owners of its common stock. In addition, Occidental's officers, directors and employees may solicit proxies but will receive no additional or special compensation for such work.

Shareholder Proposals for the 2025 Annual Meeting

Shareholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2025 Annual Meeting of Shareholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, shareholder proposals must be addressed to Occidental's Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business (5:00 p.m. Central Time) on November 21, 2024.

Under Occidental's By-laws, shareholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business proposed for the 2025 Annual Meeting must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received no earlier than January 2, 2025 and no later than the close of business (5:00 p.m. Central Time) on February 1, 2025, and must include the information required by Occidental's By-laws. However, if the 2025 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2024 Annual Meeting, the notice must be received no later than the close of business on the tenth day following the day on which notice of the date of the 2025 Annual Meeting was mailed or public disclosure of the meeting date was made, whichever occurs first. A copy of the By-laws may be obtained by writing to the Corporate Secretary at the address listed above. The shareholder submitting the proposal or a representative of the shareholder must present the proposal at the meeting. The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental's By-laws. In addition, the individuals named as proxies may have discretionary voting authority to vote against any such item of business.

Director Nominations for the 2025 Annual Meeting

Nominating Policy

It is the policy of the Governance Committee to consider nominees to the Board of Directors recommended by shareholders. Pursuant to the Nominating Policy, which is available at www.oxy.com/investors/governance/governance-policies/nominations-for-directors/, shareholder recommendations must be received by the Corporate Secretary of Occidental no earlier than January 2, 2025 and no later than February 1, 2025 to be considered by the Governance Committee. Each recommendation must include the following information:

1. As to each person whom the shareholder proposes for election or re-election as a director:
   - The name, age, business address and residence address of the person;
   - The principal occupation or employment of the person;
   - The class or series and number of shares of capital stock of Occidental which are owned beneficially or of record by the person; and
   - Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC.
2. As to the shareholder making the recommendation:
   - The name and address of record of such shareholder; and
   - The class or series and number of shares of common stock of Occidental which are beneficially owned by the shareholder.

The shareholder's recommendation must include the recommended person's written consent to being named as a nominee and to serving as a director if elected.

In prior years, the Governance Committee has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. The Governance Committee anticipates that, if a vacancy on the Board were to occur, it would use these sources as well as shareholder recommendations to identify candidates.

In deciding if a candidate recommended by a shareholder or identified by another source is qualified to be a nominee, it is the Governance Committee's policy to consider:

- Whether the candidate is independent as defined in Occidental's Corporate Governance Policies and as applied with respect to Occidental and the shareholder recommending the nominee, if applicable;
- Whether the candidate has the business experience, character, judgment, acumen and time to commit in order to make an ongoing positive contribution to the Board;
- Whether the candidate would contribute to the Board achieving a diverse and broadly inclusive membership; and
- Whether the candidate has the specialized knowledge or expertise, such as financial or audit experience, necessary to satisfy membership requirements for committees where specialized knowledge or expertise may be desirable.

If there is a vacancy and the Governance Committee believes that a recommended candidate has strong potential for Board service, the Governance Committee will arrange an interview with the candidate. Pursuant to its charter, the Governance Committee will not recommend any candidate to the Board who has not been interviewed by the Governance Committee.

In accordance with its charter, the Governance Committee annually reviews its performance and reports its findings to the Board. The Governance Committee also assists the Board in performing its self-evaluation, which includes an assessment of whether the Board has the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs.

Advance Notice Procedure to Nominate Candidates

Under Occidental's By-laws, shareholders may nominate a person for election to the Board at an annual meeting by complying with the advance notice procedures in the By-laws and attending the annual meeting to make the necessary motion. For the 2025 Annual Meeting of Shareholders, the notice must be received no earlier than January 2, 2025 and no later than the close of business (5:00 p.m. Central Time) on February 1, 2025 and include the information required by Article III, Section 2 of the By-laws. However, if the 2025 Annual Meeting is more than 30 days before or after the anniversary of the date of the 2024 Annual Meeting, the notice must be received by no later than the close of business on the tenth day following the day on which notice of the date of the 2025 Annual Meeting was mailed or such public disclosure was made, whichever occurs first. In addition to satisfying the deadlines in the advance notice provisions of our By-laws, a shareholder who intends to solicit proxies pursuant to Rule 14a-19 under the Exchange Act in support of nominees submitted under these advance notice provisions for the 2025 Annual Meeting must notify our Corporate Secretary in writing no later than March 3, 2025.

Proxy Access Procedure to Nominate Candidates

In 2015, with input from shareholders, the Board amended Occidental's By-laws to permit a group of up to 20 shareholders, owning 3% or more of Occidental's outstanding common stock continuously for at least three years to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the shareholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the By-laws. To be included in the 2025 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than October 22, 2024 and no later than the close of business (5:00 p.m. Central Time) on November 21, 2024.

Forward-Looking Statements

This proxy statement contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to statements about Occidental’s expectations, beliefs, plans or forecasts. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, many of which involve factors or circumstances that are beyond Occidental’s control. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance.

Factors that could cause actual results to differ and that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report and in Occidental’s other filings with the SEC.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

In addition, ESG-related statements are aspirational, are not guarantees or promises that related goals or targets may be met, and may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. In particular, there are multiple proposed or recently adopted changes to various GHG reporting regulations and protocols, including from the U.S. Environmental Protection Agency, the SEC, the GHG Protocol and certain countries and states, as well as for additional controls, fees or taxes on emissions. Given the potential significance of these changes for estimation and reporting, Occidental may update or modify our reported emissions and our current suite of GHG goals and targets to reflect new regulations and protocols, although we expect to retain our overarching net-zero goals and to continue to implement emissions reduction plans that we believe will complement our investments in DAC, CCUS and other low-carbon technologies and infrastructure.

Website references and references to other Occidental publications throughout this proxy statement are provided for convenience only, and the content on the referenced websites and in the referenced publications is not incorporated by reference into this proxy statement.

ANNEX A

Reconciliations to GAAP

This proxy statement refers to cash return on capital employed (CROCE) and free cash flow, which are supplemental measures not calculated in accordance with generally accepted accounting principles in the United States (GAAP).

CROCE is defined by Occidental as cash flows from operating activities before changes in working capital plus any distributions from Western Midstream Partners, LP which are included in cash flows from investing activities divided by average total debt plus total equity (average of the beginning and ending totals for the current period). Management believes that CROCE is useful to investors when comparing our profitability and the efficiency with which management has employed capital over time relative to other companies. CROCE is not considered to be an alternative to net income reported in accordance with GAAP.

CASH RETURN ON CAPITAL EMPLOYED (CROCE) (NON-GAAP)

$ in millions		2023	2022
Cash flow from operating activities (GAAP)		$12,308	
Plus: Changes in operating assets and liabilities and other operating, net		(660)	
Adjusted cash flow from operating activities (Non-GAAP)	A	$11,648	
Debt, net at December 31, 2023		$19,738	
Total equity at December 31, 2023		30,349	
Total debt and equity at December 31, 2023		$50,087	
Debt, net at December 31, 2022			$19,835
Total equity at December 31, 2022			30,085
Total debt and equity at December 31, 2022			$49,920
Average capital employed (Non-GAAP)	B	$50,004	
CROCE (Non-GAAP)	A/B	23.3%	

Operating cash flow before working capital and free cash flow before working capital are non-GAAP measures. Occidental defines operating cash flow before working capital as operating cash flow less working capital and free cash flow before working capital as operating cash flow before working capital less capital expenditures and contributions from noncontrolling interest. These non-GAAP measures are not meant to disassociate those items from management's performance, but rather are meant to provide useful information to investors interested in comparing Occidental's performance between periods. Reported operating cash flow is considered representative of management's performance over the long term, and operating cash flow before working capital and free cash flow before working capital are not considered to be alternatives to reported operating cash flow in accordance with GAAP.

FREE CASH FLOW BEFORE WORKING CAPITAL (NON-GAAP)

$ in millions	2023
Operating cash flow (GAAP)	$12,308
Plus: Working capital and other, net	(660)
Operating cash flow before working capital (Non-GAAP)	11,648
Less: Capital expenditures (GAAP)	(6,270)
Less: Contributions from noncontrolling interest	98
Free cash flow before working capital (Non-GAAP)	$ 5,476

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